UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
SUMMARY OF FINANCIAL STATEMENTS

SUMMARY			Pages

Management Report			1
Independent Auditors' Report			11
Financial Statements
Balance Sheets			13
Income Statements			17
Statements of Changes in Stockholders' Equity			18
Statements of Cash Flows			19
Statements of Value Added			20
Notes to the Financial Statements
Note	1	. General Information	21
Note	2	. Presentation of Financial Statements	21
Note	3	. Significant Accounting Practices	22
Note	4	. Cash and Cash Equivalents	26
Note	5	. Interbank Investments	27
Note	6	. Securities and Derivatives Financial Instruments	28
Note	7	. Interbank Accounts	47
Note	8	. Loan Portfolio and Allowance for Loan Losses	47
Note	9	. Foreign Exchange Portfolio	51
Note	10	. Trading Account	51
Note	11	. Tax Credits	52
Note	12	. Other Receivables - Other	53
Note	13	. Non-Current Assets Held for Sale	54
Note	14	. Dependence Information and Foreign Subsidiary	54
Note	15	. Investments in Affiliates and Subsidiaries	55
Note	16	. Fixed Assets	60
Note	17	. Intangibles	60
Note	18	. Money Market Funding and Borrowings and Onlendings	61
Note	19	. Tax and Social Security	64
Note	20	. Subordinated Debts	65
Note	21	. Debt Instruments Eligible to Compose Capital	65
Note	22	. Other Payables - Other	66
Note	23	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	66
Note	24	. Stockholders’ Equity	69
Note	25	. Operational Ratios	72
Note	26	. Related Parties	73
Note	27	. Income from Services Rendered and Banking Fees	79
Note	28	. Personnel Expenses	80
Note	29	. Other Administrative Expenses	80
Note	30	. Tax Expenses	80
Note	31	. Other Operating Income	80
Note	32	. Other Operating Expenses	81
Note	33	. Non-Operating Result	81
Note	34	. Income Tax and Social Contribution	81
Note	35	. Employee Benefit Plans - Post-Employment Benefits	83
Note	36	. Risk Management Structure	91
Note	37	. Corporate Restructuring	95
Note	38	. Other Information	96
Executive’s Report of Financial Statements			99
Executive’s Report of Independent Auditors' Report			100

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
PERFORMANCE REVIEW

Dear Stockholders:

We present herein the Performance Review to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended March 31, 2015, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen.

The consolidated financial statements in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS) for the period ended March 31, 2015 will be released within the statutory period, at the website www.santander.com.br/ri.

1) Macroeconomic Environment

In the first quarter of 2015 the banking activity in Brazil was carried out in an environment of weak economy and higher interest rates to curb inflation and depreciation of the real against the dollar.

The Selic interest rate stood at 12.75%, up 100 basis points from the 11.75% in the end of 2014. Monetary policy action along with fiscal tightening measures should help contain inflation. The IPCA reached 8.14% in March, exceeding the target that is 6.5%.

The labor market remained strong, with unemployment rate of 5.9% in February, near historic lows.

The loan portfolio grew 0.5% in February 2015, while annual growth totaled 11.0%. This growth was mainly driven by earmarked loans (0.8% in the month and 18.1% in twelve months). The portfolio of public banks grew 16.3% in twelve months and private banks grew 5.4%.

2) Performance

2.1) Net Income

CONSOLIDATED INCOME STATEMENTS (R$Millions)	1Q15	1Q14	annual changes %	4Q14	quarter changes %
Financial Income	19,238.0	14,986.2	28.4	18,563.4	3.63
Financial Expenses	(18,608.1)	(9,846.0)	89.0	(14,875.4)	25.09
Gross Profit From Financial Operations (1)	629.9	5,140.2	(87.7)	3,688.0	-82.92
Other Operating (Expenses) Income	(3,501.0)	(3,612.4)	(3.1)	(3,786.5)	-7.54

Operating Income	(2,871.1)	1,527.8	(287.9)	(98.5)	2,814.82

Non-Operating Income	78.3	8.8	793.5	27.9	180.65

Income Before Taxes on Income and Profit Sharing	(2,792.8)	1,536.6	(282)

Income Tax and Social Contribution (1)	3,799.8	(687.4)	(652.8)	897.0	323.61
Profit Sharing	(263.7)	(277.7)	(5.0)	(182.2)	44.73
Minority Interest	(59.5)	(53.1)	12.0	(65.7)	-9.44

NET INCOME	683.80	518.40	31.9	578.5	18.20

The net income of Banco Santander presented in the period ended March 31, 2015 a increase of 31.9%. Excluding amortization expense of goodwill of R$949.1 million in 2015 and R$909.2 in 2014, the consolidated net income is R$1,632.9 million in March 2015 and R$1,427.6 million in March 2014.

The total expenses, including personnel expenses, others administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization grew 2.9% in 2015 compared with March 2014, while personnel and profit sharing expenses increased 5.8% and other administrative expenses increased 3.0% YoY.

The consolidated result with loans and leasing operations, which includes interest income, exchange rate changes, recovery of loans previously written off and others, increased 79.7% YoY.

Transactions and significative events (1)

The Bank operate a branch in the Cayman Islands and Santander EFC which are used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the real in foreign investments is nontaxable (deductible) to PIS/COFINS/IR/CSLL. This tax treatment results in volatility in the tax expenses (PIS/COFINS/IR/CSLL) on our income statement. This asymmetry is offset through a derivative position in U.S. dollar futures, which generates gains or losses depending of any devaluation or appreciation of the real, which is the Bank´s strategy to protect the after-tax results.

The hedge effect of the foreign investments impacted expenses PIS/COFINS/IR/CSLL, on March 31, 2015, caused gains of R $ 4,721 million, due to the currency devaluation in the period. On the other hand, the position of derivative contracts generated a loss in the income statement on financial assets, which economically nullified the effects recorded in tax expenses.

Coverage of the foreign investments					03/31/2015
(+/-) Gains and Losses on financial assets					(4,721)
(+/-) Total tax					4,721
(+/-) PIS and Cofins					513
(+/-) Income and social contribution taxes					4,208

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$Millions)	Mar/15	Mar/14	annual changes %	Dec/14	quarter changes %
Current and Long-Term Assets	596,215.8	475,804.8	25.31	572,730.1	4.10
Permanent Assets	16,074.8	18,807.1	-14.53	17,226.0	-6.68
TOTAL ASSETS	612,290.6	494,611.9	23.79	589,956.1	3.79

Current and Long-Term Liabilities	553,030.2	436,052.3	26.83	531,085.1	4.13
Deferred Income	408.1	315.1	29.51	408.9	-0.20
Minority Interest	1,449.4	1,040.3	39.33	1,141.4	26.98

Stockholders' Equity	57,402.9	57,204.1	0.35	57,320.7	0.14

TOTAL LIABILITIES	612,290.6	494,611.9	23.79	589,956.1	3.79

The total assets presented a increase of 23.8% YoY, and they are mainly represented by: R$258,236.0 million of loan portfolio, R$131,493.4 million of securities and derivative financial instruments, R$48,736.2 million of interbank investments, and R$34,291.4 million of interbank accounts. In March 2014 amounts: R$224,011.7 million, R$96,242.1 million, R$31,255.0 million, R$42,712.4 million.

FUNDING BY CUSTOMERS (R$Millions)	Mar/15	Mar/14	annual changes %	Dec/14	quarter changes %
Demand Deposits	15,255	14,356	6.26	16,049	-4.95
Saving Deposits	37,569	35,023	7.27	37,939	-0.97
Time Deposits	84,008	79,891	5.15	85,867	-2.17
Debentures/LCI/LCA¹	79,731	63,698	25.17	74,276	7.34
Treasury Bills (Letras Financeiras)[2]	44,159	30,498	44.79	37,583	17.50

Total Funding	260,722	223,466	16.67	251,714	3.58
1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

The total of funding resources increased 16.7%, compared with March 2014. The highlight was the YoY growth of 44.8% on Treasury Bills and 25.2% on Debentures/LCI/LCA.

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$Million)	Mar/15	Mar/14	annual changes %	Dec/14	quarter changes %
Individuals [1]	79,819	75,445	5.80	78,292	1.95
Consumer Finance (Vehicles and Other Assets)	36,178	37,421	-3.32	36,756	-1.57
Small and Medium-sized Entities	31,643	31,877	-0.73	31,767	-0.39
Large-sized Entity	110,596	79,210	39.62	98,781	11.96
Total Loan portfolio (gross) [2]	258,236	223,953	15.31	245,596	5.15

Allowance for Loan Losses	(14,078)	(15,050)	-6.46	(14,582)	-3.46

Total Loan portfolio (net)	244,158	208,903	16.88	231,014	5.69
1. Including the loans to individual in the consumer finance segment, the individual portfolio reached R$117,139 and R$107,713 on March 31, 2015 and December 31, 2014, respectively.

On March 31, 2015, the loan portfolio (gorss) presented a growth of 15.3% compared to March 2014. In the YoY evolution the higher growth was 39.6% of Large-sized Entity.

Delinquency

The delinquency ratio non-performing loans more than 90 days reached 3.3% of the loan portfolio, showing an decrease of 0.4 p.p. in twelve months.

Allowance for loan losses represents 5.5% of the loan portfolio in December 2014 and 6.7% in March 2014.

The allowance for loan losses, net of revenues with recovery of loans previously written off in the period ended March 31, 2015 is R$2,403.3 million and R$2,346.1 million in 2014, YoY, the expense decreased 2.4%.

2.4) Stockholders’ Equity

In Mach 2015, Banco Santander consolidated stockholders’ equity presented a increase of 0.3% YoY and 0.1% in the quarter.

The evolution of stockholders’ equity in the period is due, mainly, to the increase of net profit reached R$683.8 million in March 2015.

In 2015, 1,972,900 Units were acquired and 4,369,086 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on March 31, 2015, amounting to 14,134,991 Units (12/31/2014 - 16,531,177 Units) equivalent to R$196 million (12/31/2014 - R$230 million). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.10 e R$18.51. In 2015, was acquired 57,100 ADRs. The balance accumulated of ADRs acquired and held in treasury amounted to 13,137,665 ADRs, in the amount of R$261 million (12/31/2014 - R$215 million). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.37, US$ 6.17 e US$10.21. The market value of these shares on March 31, 2015 was R$14.07 per Unit and US$4.41 per ADR. In the period ended March 31, 2015, due to the Optimization Plan PR, were registered amount of R$0.057 million issuance cost, totaling R$457 million (12/31/2014 - R$446 million) of treasury shares.

In March 2015, dividends of R$150 millions were declared as shown below:

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)	Dec/14	Dec/13
Interest on capital	-	690.0
Interim Dividends	-	99.8
Intercalary Dividends	150.0	740.2
Total	150.0	1,530.0

• Plan to Optimize the Capital Structure

According to the Material Fact disclosed on September 26, 2013, in order to optimize Banco Santander´s capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the recent prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the distribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposal for distribution of equity to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (lapse of time for opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The equity distribution to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the equity distribution since January 15, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6 billion. The issuance of Notes was held on January 29, 2014.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247 billion, equivalent to R$3 billion, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247 billion, equivalent to R$3 billion (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Shares and Share Reverse Split (inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting, approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares now correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) is now comprised of one common share and one preferred share. Such events were implemented on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that were not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda. (“Rothschild”), to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank announced to the market that the valuation report prepared by Rothschild was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Exchange Offer and Banco Santander filed with the SEC its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Exchange Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR for each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain announced to the market the Exchange Offer Results. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank. Thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the ADRs representative of Units acquired in the Exchange Offer in the USA. As consequence of the Exchange Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

2.5) Basel Index

Financial institutions are required to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

The minimum Regulatory Capital requirement (PR) is 11% until December 31, 2015. And the minimum Regulatory Capital requirement of Tier I is 6% and the Principal Capital requirement of 4.5%.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution 4.192/2013 and 4.278/2013 which took effect in October 2013. And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements (PR), Tier I and Principal Capital. These resolutions state that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. The index is calculated on a consolidated basis, as shown below:

BASEL INDEX %			Mar/15 (1)	Dec/14
Basel Index - consolidated			16.0	17.5

(1) As a continuation the adoption of the rules established by Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by Resolution 4,280/2013, starting up a new period of comparison.

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the year ended December 31, 2014 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	58,523.8	5,206.5	192.7	2,272.3
Aymoré Crédito, Financiamento e Investimento S.A.	31,064.1	1,394.6	147.7	27,313.6
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,584.7	2,680.9	10.9	2,587.9
Santander Corretora de Câmbio e Valores Mobiliários S.A	971.0	413.5	31.3	0.8
(1) Includes Leasing portfolio and other credits

3) Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the Central Bank, the transaction was concluded and Santander Brasil, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, holding 60% of the share capital of the entity. Banco Bonsucesso owns the remaining portion of its share capital (40%).

Banco Bonsucesso Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. Banco Santander will continue to originate payroll loan transactions independently through its own channels.

b) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On October 31, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31,128, through the issue of 20 million new common shares. Santander Conglomerate controls such company.

c) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

On July 31, 2014, the acquisition of Getnet, announced on April 4, 2014, was concluded.

In the EGM´s of August 31, 2014, the shareholders of the companies approved the merger of the Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. under the terms of the Merger Protocol of Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Protocol) dated as of August 29, 2014.

According to the Protocol, Getnet Adquirencia e Serviços para Meios de Pagamento S.A. received the book value of all assets, rights and obligations of Getnet totaling R$42,895, which was extinguished and succeeded by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in all their rights and obligations (merger). Considering that all the shares issued by Getnet were held by Getnet Adquirencia e Serviços para Meios de Pagamento S.A., no increase of the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A. following the approval of the merger was made, and the net assets of Getnet was registered in Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in return of the investment account.

The implementation of the merger represents an important step in the simplification, integration and consolidation of capture and processing activities of Santander Group acquiring business in Brazil. The new structure will provide a higher flexibility to manage business with a new and more complete commercial approach and an increase on operational leverage with gains of scale.

The Merger was made based on the Balance sheet of July 31, 2014, especially prepared for purposes of the merger and any variations occurred between August 1, 2014 to August 31, 2014 were appropriated by Getnet Adquirencia e Serviços para Meios de Pagamento S.A.

Summarized Balance Sheet at July 31, 2014

Current Assets and Long-Term Assets	272,491	Liabilities	396,205
Cash	21,720	Derivative Financial Instruments	4,574
Other Receivables	247,388	Borrowings	169,702
Other Assets	3,383	Other Payables	221,929
Permanent Assets	166,609	Stockholders' Equity	42,895
Investments	6,129
Fixed Assets	99,674
Intangibles	60,806
Total	439,100	Total	439,100

d) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander acquired 50% of the total corporate capital of iZettle Brasil, through a capital contribution to the company in the amount of R$17 million. On July 31, 2014, Banco Santander contributed the entirety of its stake in iZettle Brasil to the capital of SGS Getnet.

The iZettle Brasil operates in the payment market, with the development and distribution of products and payment solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle Sweden in order to create a joint and coordinated effort in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

e) New Shareholders' Agreement of TecBan

In July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan. Thus increasing efficiency and providing more capillarity of services to the customer base. It is also expect a reduction in the costs and expenses related to the maintenance of ATMs.

In November 2014, Santander Serviços sold 1.16% of the investment in this company.

f) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.), a subsidiary of Banco Santander.

The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions.

The sale operations was not concluded until March 31, 2015 and is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

g) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, the operation involving the sale of the asset management business current developed by Santander Brasil Asset was concluded("Transaction"), as informed in the Material Fact dated May 30, 2013. The Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds. The Transaction generated a gain to Banco Santander of R$2,008 million before taxes (taxes effect of R$803 million).

Within the scope of the Transaction, Banco Santander disposed all Santander Brasil Asset shares, of which, during the Transaction, the asset management activity then performed by Santander Brasil Asset was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, the Asset Manager and Banco Santander entered into a commercial agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as administrator and distributor of funds, receiving remuneration consistent with market practices.

h) Others Corporate Movements

We also performed the following corporate actions:

• Partial spin-off of Webmotors with reduction on capital on April 30, 2013 and subsequent formation of a new company named Webcasas S.A.;

• Was celebrated on June 21, 2013 between Webmotors and Carsales.com the Share Subscription Agreement (“Agreement”) with a view for Carsales to participate in the capital stock of Webmotors (“Transaction”), representing 30% of all its capital amounting R$180 million. This transaction generated a gain in Santander Serviços amounting R$120 million related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital;

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A. amounting R$47.2 millions by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

• On February 28, 2014, Santander has exercised a call option right to acquire 97,669 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

• Acquisition on 7 March 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda – ME (“Compreauto”).

• On December 10, 2014 the acquisition by Webmotors S.A., of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME was concluded.

• On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 127 million.

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 120 million.

4) Strategy

Santander Brasil is a universal bank focused on retail activities. Certainly, the only path to grow on a recurring and sustainable basis is providing excellence services to increase satisfaction levels and getting more linked clients. Thus, the priority is working as a simple, personal and fair bank. Our strategy is defined according to a long-term scenario and is mainly focused on an efficient execution of the following priorities:

• Increase clients’ preference and linkage with segmented, simple, modern and efficient products and services that, through a multi-channel platform, seek to maximize our customer satisfaction.

• Improve recurrence and sustainability growing in business with greater revenue diversification, considering balanced credit, funding and services and, at the same time, maintaining an efficient management of expenses and a strict control of risks.

• Capital discipline and liquidity to maintain the soundness of the balance sheet, to face regulatory changes and to take advantages of growth opportunities.

• Increase productivity through an intense agenda of productive transformation allowing us to offer a complete services portfolio.

The Strategy prioritizes the selective growth, a close and long-lasting relationship with shareholders and the alignment with Brazil’s economic and social development agenda, which occurs by means of aspects, such as a sustainable model of credit expansion, solid support to the private finance initiative and great contributions to infrastructure products.

Observing certain events in 2014, it is possible to see how our strategy has been effective and transforming our Bank into the best commercial bank. It is worth mentioning the opening of Latin America’s first Data Center TIER IV. This new data processing center allows us to increase our processing capacity (on average, 210 million transactions/day). We acquired GetNet, which will allow us a greater flexibility in the payment management, with the possibility of offering a more complete value portfolio to our clients and capturing the operational and business synergies with our credit card business. In addition, through our interest held in Banco Bonsucesso, we seek to expand our payroll-deductible loan portfolio and, with Super Pagamentos acquisition, we have the possibility of offering simplified financial services to commercial segments, such as the prepaid card. We also mention the launching of a new Mobile Banking and the upgrade of our Internet Banking, amongst others.

In the first quarter of 2015, we sought to consolidate the advances achieved in 2014, such as the simplification of processes and the implementation of a new business model called “CERTO”, which allows a greater simplicity and business dedication to our clients through a single management platform with integrated tools, in order to strengthen the customer relationship.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings assigned by the main rating agencies.

6) Corporate Governance

On January 29, 2015, the Board of Directors of the Bank: (i) met the activities undertaken by the Audit Committee of the economic and financial conglomerate Santander in Brazil and their interactions with the internal areas and with internal and independent auditors of the Bank, and the Audit Committee's Report on the Financial Statements, all for the fiscal year ended December 31, 2014, and the proposal of the Controlling Shareholder of the Bank, to recommend the new member's election to the Board of Directors of the Bank, namely, Mr. Sergio Agapito Lires Rial; and (ii) reviewed and approved the budget of the Bank for the 2015 financial year.

On February 25, 2015, the Board of Directors of the Bank: (i) approved the Ombudsman Report for the 2nd half of 2014 and corrective measures as a result of complaints received; (ii) met the dismissal of Mr. Carlos Alberto Seiji Nomoto the post of Officer without specific designation of the Bank, and appointed Mr. Manoel Marcos Madureira as Officer responsible for Social and Environmental Responsibility Policy and its associated action plan, under Resolution 4,327 of April 25, 2014, the National Monetary Council, replacing Mr. Carlos Alberto Seiji Nomoto.

On March 18, 2015, the Board of Directors of the Bank: (i) approved the election of members of the Audit Committee of the Banck for another term; (ii) met the financial and economic results for the months of January and February 2015; (iii) proposed amending the date of payment of dividends and interest on capital for the fiscal year 2015 for up to 180 days from the date of its declaration, to be submitted for approval at the Extraordinary General Meeting; (iv) proposed to the General Meeting the overall remuneration of Officers and members of the Audit Committee; (v) approve the Regulations on the 2014 Deferral Plans; (vi) approved the remuneration policy of the Directors for the year 2015; (vii) approved the amendment of Transactions with Related Parties' Policies, for purposes of compliance with CVM Instruction 552 of October 9, 2014; (Viii) met the departure of Mrs. Maria Luiza de Oliveira Pinto Paiva and, as a member of the Corporate Governance and Sustainability Committee and the dismissal of Mr. Nilo Sergio Silveira Carvalho, Director with no specific designation of the Bank.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the standards of prudent management and customer focus, while respecting local legal and regulatory environment. Its main responsibilities are:

• To integrate and adapt the Bank's risk culture to the local environment, as well as risk management strategy, level of risk tolerance and the risk appetite, approved by Executive Comittee and Board of Directors

• To evaluate and approve credit and market proposals and credit limits of clients and portfolios (wholesale and retail);

• To authorize the use of local management tools and risk models and being informed about the result of its internal validation.

• Keep informed, assess and monitor the observations and recommendations that may be made by the supervisory authorities in the fulfillment of their duties.

The organizational structure of the Executive Vice President of Credit and Market Risk, which is independent from commercial areas, is composed of a nucleon responsible for the management of credit risk (targeted by areas acting under the portfolio management point of view), market risk and operational risk.

A specific department has the mission to consolidate the portfolios and respective risks, supporting senior management with an integrated information. In addition, it is also responsible for attending the regulators, internal and external auditors, as well as the Santander Group headquarter in Spain.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management aims to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander Brasil operates in accordance with the global policies aligned with the objectives in Brazil in accordance with the risk appetite of the Bank. For this purpose, it has developed its own model of Risk Management, as follows:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions, corruption prevention, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

The local corporative area, Non-Financial Risks, is responsible for implementing the Operational Risks and Internal Controls management of Santander Bank (Brazil) S.A. It is subordinated to Executive Vice-President of Risks and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and Sarbanes Oxley requirements and resolutions of the National Monetary Council. This model also follows the guidelines established by the Santander Spain based on COSO-Committee of Sponsoring Organizations of the Treadway Commission-Internal Control – Integrated Framework 2013.

The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk.

The 2014 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded on March 30, 2015 and found no evidence of any of significant deficiences or material weaknesses.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

Audit Committee and the Board of Directors were informed on Internal Audit’s works during the year ended in 2014, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2015. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the twelve months of 2014, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2014, taking into account their conception efficiency and performance.

8) People

When we talk about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a decisive factor in making the Bank in the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because knows only with engaged professional, motivated, well trained and with full professional development, the Bank will manage to get more and better customers, satisfied , proud to do business with us and the Santander brand.

The Bank has a talented and committed team, with more than 49 thousand employees in Brazil. The Bank seeks professionals who likes challenge and want to go further and further away. Through the various differences to work in the Organization, offer support and the necessary conditions for each to do their work better.

• An environment that encourages everyone to do the best for the client: Banco Santander encourages a dynamic, challenging and stimulating environment, always focused on meeting customer needs.

• An environment that values new ideas: the Bank's culture reinforces the value of new ideas, is therefore interested to hear the contributions of professionals and stimulates the creative and innovative thinking to together under the best and most efficient solutions;

• An environment where everybody make a difference: the Bank recognizes the contributions and individual differences, but, above all, values teamwork, because sure that the joint action contributes to customer satisfaction and the achievement of best results;

• A opportunities and development environment: the Bank recognizes the potential of professionals, so it offers opportunities, invest in the development and offer it the necessary support for the professional and personal growth of People.

9) Sustainable Development

The sustainability strategy of Banco Santander is based on three main pillars, all aligned to our business strategy and to Brazil’s development agenda: (i) Social and Financial Inclusion; (ii) Education; (iii) Socio-Environmental Business. Among the first quarter highlights are I) The publication of our Annual Report, following the directives from the Brazilian Association of Listed Companies (ABRASCA), the G4 guidelines from the Global Reporting Initiative (GRI) - an international NGO responsible for one of word’s most popular sustainability reporting frameworks -, and already using concepts from the Integrated Reporting, a new communication approach which connects the Bank’s most relevant information; and II) The publication of our Socio-Environmental Responsibility Policy, based on the directives from the CMN 4.324 resolution, that apply to all financial institutions regulated by the Brazilian Central Bank. The new policy implementation will take place throughout 2015, broadening the integration of sustainability criteria in the Bank decision making processes.

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards, which provides the necessity of approval of any services by the Audit Committee of the Bank.

In compliance with CVM Instruction 381/2003, we hereby inform that in the period ended in March 2015, there have not been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall audit fee consideration. The non-audit services provided in the period ended March 31, 2015 was:

- 03/23/2015:Assurance on the selection of eligible customers and their distribution coupons as recommended in the regulation of promotion “Santander Copa América”.

In addition, the Bank confirms that Deloitte has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor: (i) the auditor should not audit their own work; (ii) the auditor should not perform management functions; and (iii) the auditor should not promote the interests of his client. Acceptance and professional services not related to external audit for the period ended March 31, 2015 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive

(Approved at the Meeting of the Board of April 27, 2015).
***

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF
INTERIM FINANCIAL STATEMENTS

To the Shareholders and Management of

Banco Santander (Brasil) S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated balance sheets of Banco Santander (Brasil) S.A. (“Bank”) as of March 31, 2015 and the related statements of income, the changes in equity and cash flows for the three-month period then ended, including a summary of significant accounting policies and other explanatory notes. Bank´s management is responsible for the preparation and fair presentation of this interim financial information in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim individual and consolidated financial information referred above is not prepared, in all material respects, in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN.

Other matters

Statements of value added

We have also reviewed the interim individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2015, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies, and considered supplemental information by accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN, which do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that cause us to believe that it is not prepared, in all material respects, consistent in relation to the interim individual and consolidated financial information taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 27, 2015

DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS
In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
	Note	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Current Assets		368,470,490	370,486,098	374,518,926	377,543,526
Cash	4	4,739,787	4,697,744	4,964,236	5,074,698
Interbank Investments	5	67,757,254	60,185,099	48,564,409	39,680,782
Money Market Investments		36,618,950	24,704,208	36,618,950	24,704,208
Interbank Deposits		21,903,886	24,025,157	2,779,955	3,908,085
Foreign Currency Investments		9,234,418	11,455,734	9,165,504	11,068,489
Securities and Derivative Financial
Instruments	6	47,629,108	63,656,319	49,347,293	64,188,346
Own Portfolio		11,371,881	9,074,933	12,916,449	39,332,776
Subject to Repurchase Commitments		29,801,076	50,834,783	27,000,316	19,863,910
Derivative Financial Instruments		5,282,065	2,532,340	5,528,187	2,329,613
Linked to Central Bank of Brazil		506,981	492,584	506,982	492,583
Privatization Certificates		337	129	337	128
Linked to Guarantees		666,768	721,550	3,395,022	2,169,336
Interbank Accounts	7	33,968,742	29,944,240	34,183,118	30,140,642
Payments and Receipts Pending Settlement		1,415,885	2,120	1,415,885	2,120
Restricted Deposits:		32,514,083	29,905,866	32,728,459	30,102,268
Central Bank Deposits		32,452,897	29,904,904	32,667,273	30,101,306
National Housing System		61,186	962	61,186	962
Correspondents		38,774	36,254	38,774	36,254
Lending Operations	8	90,756,689	81,058,136	110,089,879	101,550,821
Public Sector		73,898	72,473	73,898	72,473
Private Sector		94,901,731	83,625,461	114,706,219	104,509,542
Lending Operations Assignment		3,859	6,175	3,859	6,175
(Allowance for Loan Losses)	8.f	(4,222,799)	(2,645,973)	(4,692,476)	(3,037,369)
Leasing Operations	8	15	16	1,704,215	1,734,137
Public Sector		-	-	916	1,526
Private Sector		16	17	1,731,205	1,763,919
(Allowance for Lease Losses)	8.f	(1)	(1)	(27,906)	(31,308)
Other Receivables		122,635,357	130,099,088	126,060,257	133,806,024
Credits for Guarantees Honored		8	29	8	29
Foreign Exchange Portfolio	9	78,493,202	84,963,646	78,493,202	84,963,646
Income Receivable		784,580	755,548	525,147	594,214
Trading Account	10	1,996,917	2,921,983	2,246,985	3,543,743
Tax Credits	11	8,933,105	5,708,490	9,601,052	6,324,664
Others	12	32,676,102	36,043,378	35,501,274	38,698,530
(Allowance for Other Receivables Losses)	8.f	(248,557)	(293,986)	(275,064)	(318,802)
Other Assets		983,538	845,456	1,319,997	1,368,076
Non-Current Assets Held for Sale	13	-	-	131,848	353,160
Other Assets		597,473	523,153	599,456	528,845
(Allowance for Valuation)		(49,211)	(49,364)	(49,223)	(51,170)
Prepaid Expenses		435,276	371,667	637,916	537,241

		Bank		Consolidated
Note	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Long-Term Assets		249,703,837	225,516,009	219,950,027	195,186,600
Interbank Investments	5	11,320,813	8,518,194	171,760	127,789
Interbank Deposits		11,320,813	8,518,194	171,760	127,789
Securities and Derivative Financial
Instruments	6	124,517,533	111,452,568	82,146,094	68,082,509
Own Portfolio		14,221,109	14,466,343	18,396,199	13,884,372
Subject to Repurchase Commitments		79,054,593	73,504,762	30,922,052	29,306,637
Derivative Financial Instruments		8,403,976	5,967,031	8,769,501	6,033,250
Linked to Central Bank of Brazil		9,019,079	8,366,725	9,458,237	8,793,837
Privatization Certificates		2,662	2,796	2,662	2,796
Linked to Guarantees		13,816,114	9,144,911	14,597,443	10,061,617
Interbank Accounts	7	108,244	167,818	108,244	167,818
Restricted Deposits:		108,244	167,818	108,244	167,818
National Housing System		108,244	167,818	108,244	167,818
Lending Operations	8	81,778,030	76,841,269	98,671,224	91,546,706
Public Sector		66,011	81,487	66,011	81,487
Private Sector		89,978,445	87,144,124	107,401,946	102,340,195
Lending Operations Related to Assignment		133	265	133	265
(Allowance for Loan Losses)	8.f	(8,266,559)	(10,384,607)	(8,798,487)	(10,875,241)
Leasing Operations	8	17	26	1,535,589	1,564,452
Public Sector		-	-	58	96
Private Sector		39	126	1,572,647	1,608,421
(Allowance for Lease Losses)	8.f	(22)	(100)	(37,116)	(44,065)
Other Receivables		31,305,702	27,951,918	36,377,076	32,710,251
Receivables for Guarantees Honored		26,457	42,028	26,457	42,028
Foreign Exchange Portfolio	9	1,644,899	764,878	1,644,899	764,878
Income Receivable		277,406	311,834	277,406	312,622
Negotiation and Intermediation of Securities	10	-	144,737	19,029	144,737
Tax Credits	11	15,240,915	13,931,827	17,088,447	15,647,709
Others	12	14,303,197	12,970,972	17,535,813	16,073,456
(Allowance for Other Receivables Losses)	8.f	(187,172)	(214,358)	(247,322)	(275,179)
Other Assets		673,498	584,216	972,387	987,075
Temporary Assets		101,801	101,801	101,809	101,809
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		573,462	484,180	872,351	887,039

Permanent Assets		31,169,948	31,899,655	16,074,794	17,226,028
Investments		16,994,388	16,504,886	38,387	37,853
Investments in Affiliates and Subsidiaries:	15	16,976,314	16,487,039	19,979	19,672
Domestic		14,295,396	13,985,353	19,979	19,672
Foreign		2,680,918	2,501,686	-	-
Other Investments		50,632	50,405	56,623	56,396
(Allowance for Losses)		(32,558)	(32,558)	(38,215)	(38,215)
Fixed Assets	16	6,375,523	6,514,630	6,783,202	6,922,820
Real Estate		2,550,716	2,539,995	2,642,016	2,631,295
Others		9,833,393	9,784,676	10,935,070	10,849,154
(Accumulated Depreciation)		(6,008,586)	(5,810,041)	(6,793,884)	(6,557,629)
Intangibles	17	7,800,037	8,880,139	9,253,205	10,265,355
Goodwill		26,120,038	26,120,037	27,531,190	27,428,386
Intangible Assets		7,331,851	7,245,250	7,692,741	7,594,101
(Accumulated Amortization)		(25,651,852)	(24,485,148)	(25,970,726)	(24,757,132)
Total Assets		649,344,275	627,901,762	612,290,572	589,956,154

		Bank		Consolidated
Note	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Current Liabilities		401,757,704	402,318,185	356,829,984	356,847,717
Deposits	18.a	115,827,662	107,640,787	88,081,471	92,206,481
Demand Deposits		15,342,716	16,126,771	15,254,997	16,049,202
Savings Deposits		37,569,276	37,938,936	37,569,276	37,938,936
Interbank Deposits		29,499,343	18,488,796	1,934,934	3,238,299
Time Deposits		33,416,327	35,086,284	33,322,264	34,980,044
Money Market Funding	18.b	93,903,396	105,431,390	69,286,480	69,587,062
Own Portfolio		74,629,857	92,441,013	57,162,185	56,596,685
Third Parties		17,549,236	11,851,434	10,399,992	11,851,434
Linked to Trading Portfolio Operations		1,724,303	1,138,943	1,724,303	1,138,943
Funds from Acceptance and Issuance of
Securities	18.c	47,239,504	44,771,208	48,506,848	46,317,189
Exchange Acceptances		-	-	579,588	618,070
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		36,931,689	41,251,342	37,619,445	42,179,253
Securities Issued Abroad		9,955,030	3,257,665	9,955,030	3,257,665
Funding by Structured Operations Certificates		352,785	262,201	352,785	262,201
Interbank Accounts	7	1,284,097	13,850	1,284,097	13,850
Receipts and Payments Pending Settlement		1,236,984	-	1,236,984	-
Correspondents		47,113	13,850	47,113	13,850
Interbranch Accounts		2,024,749	2,677,812	2,024,792	2,677,813
Third-Party Funds in Transit		2,022,548	2,676,975	2,022,548	2,676,975
Internal Transfers of Assets		2,201	837	2,244	838
Borrowings	18.e	25,236,191	22,662,203	25,381,297	22,873,624
Local Borrowings - Other Institutions		12,692	22,965	100,809	119,149
Foreign Borrowings		25,223,499	22,639,238	25,280,488	22,754,475
Domestic Onlendings - Official Institutions	18.e	5,304,706	5,260,379	5,304,706	5,260,379
National Treasury		219	233	219	233
National Economic and Social Development
Bank (BNDES)		2,290,971	2,751,927	2,290,971	2,751,927
Federal Savings and Loan Bank (CEF)		4,648	4,686	4,648	4,686
National Equipment Financing Authority (FINAME)		2,808,625	2,287,719	2,808,625	2,287,719
Other Institutions		200,243	215,814	200,243	215,814
Derivative Financial Instruments	6	8,205,895	3,767,826	8,521,108	3,927,540
Derivative Financial Instruments		8,205,895	3,767,826	8,521,108	3,927,540
Other Payables		102,731,504	110,092,730	108,439,185	113,983,779
Collected Taxes and Other		1,244,758	69,410	1,260,165	78,314
Foreign Exchange Portfolio	9	75,225,589	79,617,514	75,225,589	79,617,514
Social and Statutory		265,342	1,021,756	271,471	1,159,912
Tax and Social Security	19	1,083,136	1,072,012	1,640,440	1,591,511
Trading Account	10	144,919	870,772	480,610	1,100,253
Subordinated Debt	20	209,242	199,123	209,242	199,123
Debt Instruments Eligible to Compose Capital	21	108,470	148,298	108,470	148,298
Others	22	24,450,048	27,093,845	29,243,198	30,088,854

		Bank		Consolidated
Note	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Long-Term Liabilities		189,790,297	167,863,855	196,200,201	174,237,406
Deposits	18.a	52,722,671	51,405,411	52,499,027	51,425,486
Interbank Deposits		1,818,680	359,232	1,813,335	538,132
Time Deposits		50,903,991	51,046,179	50,685,692	50,887,354
Money Market Funding	18.b	48,270,682	41,115,308	47,815,926	40,765,686
Own Portfolio		33,158,678	31,057,727	32,703,922	30,708,105
Linked to Trading Portfolio Operations		15,112,004	10,057,581	15,112,004	10,057,581
Funds from Acceptance and Issuance of
Securities	18.c	32,147,911	25,859,065	35,215,437	28,634,380
Exchange Acceptances		-	-	418,410	380,791
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		29,188,862	17,319,206	31,837,978	19,713,730
Securities Issued Abroad		2,956,294	8,537,959	2,956,294	8,537,959
Funding by Structured Operations Certificates		2,755	1,900	2,755	1,900
Borrowings	18.e	3,892,904	1,570,206	3,892,904	1,570,206
Local Borrowings - Other Institutions		2,062	4,125	2,062	4,125
Foreign Borrowings		3,890,842	1,566,081	3,890,842	1,566,081
Domestic Onlendings - Official Institutions	18.e	10,681,991	10,353,134	10,681,991	10,353,134
National Treasury		418	418	418	418
National Economic and Social Development
Bank (BNDES)		4,595,679	4,732,009	4,595,679	4,732,009
Federal Savings and Loan Bank (CEF)		110,444	111,319	110,444	111,319
National Equipment Financing Authority (FINAME)		5,965,171	5,500,089	5,965,171	5,500,089
Other Institutions		10,279	9,299	10,279	9,299
Derivative Financial Instruments	6	6,131,330	4,704,079	6,725,703	4,885,034
Derivative Financial Instruments		6,131,330	4,704,079	6,725,703	4,885,034
Other Payables		35,942,808	32,856,652	39,369,213	36,603,480
Foreign Exchange Portfolio	9	1,604,923	679,901	1,604,923	679,901
Tax and Social Security	19	12,788,067	12,618,120	16,065,271	15,839,704
Negotiation and Intermediation of Securities	10	30,621	30,619	30,621	30,619
Subordinated Debts	20	7,310,603	7,094,953	7,310,603	7,094,953
Debt Instruments Eligible to Compose Capital	21	8,005,324	6,628,348	8,005,324	6,628,348
Others	22	6,203,270	5,804,711	6,352,471	6,329,955

Deferred Income		390,744	394,492	408,096	408,926
Deferred Income		390,744	394,492	408,096	408,926

Minority Interest		-	-	1,449,411	1,141,420

Stockholders' Equity	24	57,405,530	57,325,230	57,402,880	57,320,685
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		717,206	548,164	719,155	548,641
Profit Reserves		2,104,205	2,104,205	2,104,205	2,097,573
Adjustment to Fair Value		(2,488,462)	(1,881,638)	(2,515,131)	(1,880,028)
Retained Earnings		529,451	-	551,521	-
(-) Treasury Shares		(456,870)	(445,501)	(456,870)	(445,501)
Total Liabilities		649,344,275	627,901,762	612,290,572	589,956,154
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
INCOME STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Note	03/31/2015	03/31/2014	03/31/2015	03/31/2014

Financial Income		19,315,783	14,678,174	19,238,014	14,986,210
Lending Operations		14,019,388	7,128,416	15,795,898	8,730,062
Leasing Operations		-	-	123,682	130,194
Securities Transactions	6.a	8,988,703	5,889,923	7,024,162	4,411,006
Derivatives Transactions		(3,085,798)	311,336	(3,104,908)	356,499
Foreign Exchange Operations		(1,336,885)	554,657	(1,336,885)	554,657
Operations of Sale or Transfer of Financial Assets		10,811	2,579	10,903	6,940
Compulsory Deposits		719,564	791,263	725,162	796,852

Financial Expenses		(19,580,248)	(10,230,714)	(18,608,140)	(9,845,979)
Funding Operations Market	18.d	(12,392,830)	(8,209,399)	(11,070,072)	(7,361,831)
Borrowings and Onlendings Operations		(4,618,411)	582,882	(4,678,273)	517,088
Leasing Operations		(22)	(440)	-	-
Allowance for Loan Losses	8.f	(2,568,985)	(2,603,757)	(2,859,795)	(3,001,236)

Gross Profit From Financial Operations		(264,465)	4,447,460	629,874	5,140,231

Other Operating (Expenses) Income		(2,836,946)	(3,139,914)	(3,500,954)	(3,612,433)
Income from Services Rendered	27	1,818,961	1,737,664	2,144,589	1,932,329
Income from Banking Fees	27	545,579	577,442	683,199	700,844
Personnel Expenses	28	(1,446,261)	(1,397,290)	(1,597,349)	(1,481,912)
Other Administrative Expenses	29	(2,901,873)	(2,976,934)	(3,191,178)	(3,123,707)
Tax Expenses	30	(276,155)	(713,968)	(416,050)	(834,305)
Investments in Affiliates and Subsidiaries	15	552,441	296,763	629	(58)
Other Operating Income	31	1,138,881	510,436	1,008,900	564,016
Other Operating Expenses	32	(2,268,519)	(1,174,027)	(2,133,694)	(1,369,640)

Operating Income		(3,101,411)	1,307,546	(2,871,080)	1,527,798

Non-Operating Income	33	52,080	10,939	78,268	8,763

Income Before Taxes on Income and Profit Sharing		(3,049,331)	1,318,485	(2,792,812)	1,536,561

Income Tax and Social Contribution	34	3,971,691	(539,960)	3,799,824	(687,384)
Provision for Income Tax		(8,031)	(17,994)	(205,999)	(120,042)
Provision for Social Contribution Tax		7,567	-	(105,079)	(70,583)
Deferred Tax Credits		3,972,155	(521,966)	4,110,902	(496,759)

Profit Sharing		(242,909)	(263,212)	(263,738)	(277,667)

Minority Interest		-	-	(59,514)	(53,111)

Net Income		679,451	515,313	683,760	518,399

Number of Shares (Thousands)	24.a	7,546,294	7,550,147
Net Income per Thousand Shares (R$)		90.04	68.25
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
In thousands of Brazilian Real - R$, unless otherwise stated

					Profit Reserves		Adjustment to Fair Value
						Reserve for			Others
			Capital	Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Note	Capital	Increase	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2013		62,828,201	-	827,496	1,381,494	99,807	(560,497)	(127,177)	(1,332,264)	-	(291,707)	62,825,353
Employee Benefit Plan		-	-	-	-	-	-	-	(2,743)	-	-	(2,743)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	-	(70,877)	(70,877)
Reservations for Share - Based Payment	35.f	-	-	(2,546)	-	-	-	-	-	-	-	(2,546)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	-	228,504	(7,446)	-	-	-	221,058
Dividends based on Reserve for Dividend Equalization	24.b	-	-	-	-	(99,807)	-	-	-	-	-	(99,807)
Restructuring of Capital	24.d & f	(6,000,000)	171,799	(185,312)	-	-	-	-	-	-	(42,192)	(6,055,705)
Net Income		-	-	-	-	-	-	-	-	515,313	-	515,313
Allocations:
Dividends	24.b	-	-	-	-	-	-	-	-	(120,193)	-	(120,193)
Balances as of March 31, 2014		56,828,201	171,799	639,638	1,381,494	-	(331,993)	(134,623)	(1,335,007)	395,120	(404,776)	57,209,853

Balances as of December 31, 2014		57,000,000	-	548,164	1,489,139	615,066	117,875	(118,161)	(1,881,352)	-	(445,501)	57,325,230
Treasury Shares	24.d	-	-	-	-	-	-	-	-	-	(11,357)	(11,357)
Result of Treasury Shares	24.d	-	-	(4,415)	-	-	-	-	-	-	-	(4,415)
Reservations for Share - Based Payment	35.f	-	-	173,457	-	-	-	-	-	-	-	173,457
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	-	(583,555)	(23,269)	-	-	-	(606,824)
Restructuring of Capital	24.d & f	-	-	-	-	-	-	-	-	-	(12)	(12)
Net Income		-	-	-	-	-	-	-	-	679,451	-	679,451
Allocations:
Dividends	24.b	-	-	-	-	-	-	-	-	(150,000)	-	(150,000)
Balances as of March 31, 2015		57,000,000	-	717,206	1,489,139	615,066	(465,680)	(141,430)	(1,881,352)	529,451	(456,870)	57,405,530
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Note	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Operational Activities
Net Income		679,451	515,313	683,760	518,399
Adjustment to Net Income		(276,191)	5,335,241	593,464	6,015,480
Allowance for Loan Losses	8.f	2,568,985	2,603,757	2,859,795	3,001,236
Provision for Legal Proceedings and Administrative and Legal Obligations		687,050	1,052,189	770,603	1,212,196
Deferred Tax Credits		(4,253,324)	560,245	(4,450,914)	458,351
Equity in Affiliates and Subsidiaries	15	(552,441)	(296,763)	(629)	58
Depreciation and Amortization	29	1,397,619	1,332,600	1,481,764	1,345,093
Recognition (Reversal) Allowance for Other Assets Losses	33	(198)	(632)	(326)	(744)
Result on Sale of Other Assets	33	(3,666)	(469)	(3,832)	(770)
Result on Impairment of Assets	32	-	60	1,475	60
Result on Sale of Investments	33	(34,404)	-	(60,057)	-
Others		(85,812)	84,254	(4,415)	-
Changes on Assets and Liabilities		(5,874,917)	(19,809,440)	(6,558,723)	(21,748,572)
Decrease (Increase) in Interbank Investments		(11,705,654)	(3,814,863)	(9,828,369)	(3,605,207)
Decrease (Increase) in Securities and Derivative Financial Instruments		7,907,967	(21,000,631)	6,779,456	(19,406,601)
Decrease (Increase) in Lending and Leasing Operations		(16,397,711)	(1,536,307)	(17,760,027)	(1,271,760)
Decrease (Increase) in Deposits on Central Bank of Brazil		(2,547,993)	(4,422,539)	(2,565,967)	(4,429,679)
Decrease (Increase) in Other Receivables		7,593,905	(3,445,082)	8,975,230	(3,921,306)
Decrease (Increase) in Other Assets		(152,891)	(93,553)	(85,521)	(60,422)
Net Change on Other Interbank and Interbranch Accounts		(799,751)	(1,553,253)	(799,753)	(1,553,253)
Increase (Decrease) in Deposits		9,504,135	8,773,033	(3,946,405)	(986,335)
Increase (Decrease) in Money Market Funding		(4,372,620)	1,205,651	6,749,658	7,816,466
Increase (Decrease) in Borrowings		5,269,870	205,772	5,203,555	343,820
Increase (Decrease) in Other Liabilities		(170,426)	5,872,462	890,445	5,536,319
Increase (Decrease) in Change in Deferred Income		(3,748)	(130)	(830)	6,925
Tax Paid		-	-	(170,195)	(217,539)
Net Cash Provided by (Used in) Operational Activities		(5,471,657)	(13,958,886)	2,774,912	(15,214,693)
Investing Activities
Acquisition of Investment		(149,227)	(272)	(227)	(1,376)
Acquisition of Fixed Assets		(62,594)	(73,437)	(92,332)	(73,437)
Acquisition of Intangible Assets		(117,520)	(57,915)	(231,566)	(81,977)
Acquisition of subsidiary, unless net cash on Acquisition	15	-	-	443	-
Proceeds from Assets not in Use		7,399	23,240	-	23,766
Proceeds from Property for Own Use		3,922	4,738	5,846	5,193
Proceeds from Non-Current Assets Held for Sale		-	-	281,369	-
Dividends and Interest on Capital Received		491,218	79,831	783	283
Net Cash Provided by (Used in) Investing Activities		173,198	(23,815)	(35,684)	(127,548)
Financing Activities
Restructuring of Capital	24.f	-	(6,000,000)	-	(6,000,000)
Issuance Debt Instruments Eligible to Compose Capital	24.f	-	6,000,000	-	6,000,000
Acquisition of Own Share	24.d & f	(11,369)	(70,877)	(11,369)	(70,877)
Share-Based Payment		-	(55,705)	-	(55,705)
Issuance of Long - Term Emissions		22,243,338	12,201,807	22,856,907	14,495,101
Long - Term Payments		(17,275,477)	(16,884,075)	(18,007,387)	(17,912,492)
Debt Instruments Eligible to Compose Capital - Payments		(137,958)	-	(137,958)	-
Dividends and Interest on Capital Paid		(808,912)	(1,453,039)	(814,012)	(1,453,854)
Increase (Decrease) on Minority Interest		-	-	307,991	52,821
Net Cash Provided by (Used in) Financing Activities		4,009,622	(6,261,889)	4,194,172	(4,945,006)
Net Increase (Decrease) in Cash and Cash Equivalents		(1,288,837)	(20,244,590)	6,933,400	(20,287,247)
Cash and Cash Equivalents at the Beginning of Period	4	23,412,024	36,803,310	23,401,733	38,031,746
Cash and Cash Equivalents at the End of Period	4	22,123,187	16,558,720	22,278,722	17,744,499
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED
In thousands of Brazilian Real - R$, unless otherwise stated

					Bank				Consolidated
		01/01 to			01/01 to	01/01 to		01/01 to
	Note	03/31/2015		03/31/2014		03/31/2015		03/31/2014

Financial Income		19,315,783		14,678,174		19,238,014		14,986,210
Income from Services Rendered and Banking Fees	27	2,364,540		2,315,106		2,827,788		2,633,173
Allowance for Loans Losses	8.f	(2,568,985)		(2,603,757)		(2,859,795)		(3,001,236)
Other Income and Expenses		2,894,597		(1,174,558)		3,065,851		(1,293,560)
Financial Expenses		(17,011,263)		(7,626,957)		(15,748,345)		(6,844,743)
Third-party Input		(1,332,892)		(1,467,115)		(1,528,329)		(1,594,378)
Materials, Energy and Others		(65,889)		(63,227)		(67,923)		(63,800)
Third-Party Services	29	(465,660)		(506,161)		(533,542)		(574,916)
Impairment of Assets	32	-		(60)		(1,475)		(60)
Others		(801,343)		(897,667)		(925,389)		(955,602)
Gross Added Value		3,661,780		4,120,893		4,995,184		4,885,466
Retentions
Depreciation and Amortization	29	(1,397,619)		(1,332,600)		(1,481,764)		(1,345,093)
Added Value Produced Net		2,264,161		2,788,293		3,513,420		3,540,373
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	552,441		296,763		629		(58)
Added Value to Distribute		2,816,602		3,085,056		3,514,049		3,540,315
Added Value Distribution
Employee		1,480,388	52.5%	1,460,658	47.3%	1,631,166	46.4%	1,547,699	43.7%
Compensation	28	808,603		804,454		903,001		852,787
Benefits	28	288,989		270,879		313,160		287,964
Government Severance Indemnity Funds for Employees - FGTS		72,816		64,274		80,414		68,638
Others		309,980		321,051		334,591		338,310
Taxes and Contributions		485,401	17.3%	931,806	30.2%	957,049	27.2%	1,236,810	34.9%
Federal		386,098		832,687		839,481		1,122,310
State		201		217		363		218
Municipal		99,102		98,902		117,205		114,282
Compensation of Third-Party Capital - Rental	29	171,362	6.1%	177,279	5.7%	182,560	5.2%	184,296	5.2%
Remuneration of Interest on Capital		679,451	24.1%	515,313	16.8%	743,274	21.2%	571,510	16.2%
Dividends	24.b	150,000		120,193		150,000		120,193
Profit Reinvestment		529,451		395,120		533,760		398,206
Participation Results of Minority of Shareholders		-		-		59,514		53,111
Total		2,816,602	100.0%	3,085,056	100.0%	3,514,049	100.0%	3,540,315	100.0%
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the financial and economic-financial group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Presidente Juscelino Kubitschek Avenue, 2041 e 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the bank also operates in the leasing, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The bank's activities are conducted within the context of a group of institutions that operate on integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements (Consolidated) have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and the Brazilian Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen. The consolidated financial statements include the Bank and its affiliates and subsidiaries listed in Note 15, the Special Purpose - Brazil Foreign Diversified Payment Right's Finance Company (Brazil Foreign) and investment funds, where the Santander Group companies are the main beneficiaries or holders the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories that were originally allocated.

The Brazil Foreign was dissolved on April, 27th, 2015 in accordance with Certificate of Dissolution issued by Registrar of Companies from Cayman Islands on January, 29th, 2015.

Funds Consolidated Investments

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty); and

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial).

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations have been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The Financial Statements of the period ended on March 31, 2015 were approved by Board of Directors at the meeting held on April 27, 2015.

These interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended March 31, 2015 were be disclosed legal deadline, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and exchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian real (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are translated as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3.068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Securities

Securities are stated and classified into the following categories:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Market risk hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

g) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actually received.

Normally, the Bank writes off loans when they are more than 360 days late. In the case of long-term loans (over 3 years), they are written off when they are up to 540 days late. The lending operation write off for loss is recorded in a memorandum account for a minimum of 5 years and while not having exhausted all the procedures for collection.

The credit assignments without risk retention result in lower financial assets involved in the transaction, which are now kept in a memorandum account.The result of the assignment of credit is fully recognized when theyre realized.

Since January 2012, as determined by CMN Resolution 3.533/2008 and Resolution 3.895/2010, all credit assignments with risk retention will have their results recognized by the remaining terms of operations, and financial assets subject to the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets. The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, independent of the retention of the risk.

Allowances for loan losses are recognized based on analysis of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Bacen standards.

h) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

i) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

i.1) Commissions Paid to Banking Correspondents

In accordance with Central Bank Resolution 4,294 and Circular 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents as a result of the origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new operation originated and (ii) 3% of the value of portability object operation.

Such commissions must be fully recognized as expenses when it is incurred.

The Central Bank Circular 3,738 issued on December 2014 has allowed the possibility of staggered implementation of the aforementioned accounting procedure, as follows:

a) 2015: Fully recognize as an expense the value of 1/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower;

b) 2016: Fully recognize as an expense the value of 2/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower;

c) 2017: Recognize the full amount of commission paid as an expense.

The Bank is using this prerogative.

In accordance with Central Bank Resolution 3,722 issued on October 2014, the accounting procedures previously described should be applied prospectively from January 2015, without impacting the records of commissions paid until December 2014.

From January 2020, provided there is recognized in assets of the entity unamortized balance of sales commission paid to the correspondent, this amount must be fully written off against income (expense).

j) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

j.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, reduced to fair value, when applicable.

j.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

j.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

Goodwill on merger and the related reduction account and, provision for maintenance of integrity of the acquiring company's shareholders' equity, when applicable are amortized over 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accouted the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, are allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

k) Technical Reserves Related to Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Provisions for Capitalization are Recognized in Accordance with the Criteria Below:

• The mathematical reserve for redemptions results from the accumulation of the percentage applicable on payments made, capitalized at the interest rate defined under plan and adjusted based on the managed prime rate applicable to savings accounts (TR);

• The provision for early redemption of bonds is recognized when bonds are cancelled due to default or upon customer's request based on the amount of the mathematical reserve for redemptions as of the cancellation date and the provision for the redemption of bonds by the end of the effective term of the bond;

• The provision for drawings is recognized based on the percentage of the portion paid and is intended to cover the drawings not yet made in which the bonds will participate and the provision for drawings is recognized for bonds drawn but not yet paid;

• The administrative provision is intended to reflect the present value of future expenses on capitalization bonds whose effective term will extend beyond their recognition date; and

• The contingency provision is recognized to cover any obligations to customers.

l) Employees Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 35. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander apply CPC 33 (R1) that provides substantially the full recognition of liabilities when on account actuarial losses (actuarial deficit) not recognized will occur, in contrast to the equity (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - retirement plans and expenses (Note 32).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultarit, specialized consulting and approved by management at the end of each year to be effective for the subsequent period.

m) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided that the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) may be reduced, if not achieved the goals of reducing Return on Risk-Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are constrained to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimate for the number of equity instruments expected to vest.

Settlement in Cash

For share-based payments settled in cash (in the form of share valuation), the services provided are measured and the corresponding liabilities incurred in the fair value valuation of the shares at grant date and until the liability is settled, the fair value of liability is revalued at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income. In order to recognize the staff costs in contrast with the provisions in "wages payable" throughout the term, reflecting the period in which services are received, the total liability is based on the best estimate of the amount of right of recovery of shares that will be acquired at the end of the period of validity and recognizes the value of the services received during the period of validity based on the best available estimate. Periodically, analysis is performed of the estimated number of stock appreciation rights to be acquired at the end of the grace period.

n) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, consided as the transaction price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 18.d).

Among the liabilities initial recognition methods of, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instrument contain both a debt instrument (liability), and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity net component (derivative convertible into ordinary shares).

In accordance to the COSIF, the hybrid capital instruments and debt representing obligations financial institutions and should be recorded in specific accounts of the valued liabilities adjusted according for the effect of exchange rate variation, when denominated in currency foreign.All the remunerations related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was called) shall be accounted expenses in the period in compliance the accrual basis method.

In relation the stockholders' equity component,your registration occurs at the initial moment on grounds of their fair value, if different from zero.

The relevant details of these issued instruments composed nature are described in Notes 21 and 24.f.

o) Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 23.h).

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

p) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses. Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

q) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% and CSLL is calculated at the rate of 15% for financial institutions and 9% for the other companies, after adjustments required by tax legislation. Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between accounting and taxable income, on tax losses and adjustments of securities and derivatives at fair value.

In accordance with the current regulation, the tax credits are recognized to the extent that it is probable recovery in base to the generation of future taxable income. The expected realization of the tax credits Note 11.b is based on the projections of future earnings supported by a technical study.

r) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. The allocation to income is made in accordance with the terms of the agreements.

s) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

• Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and

• Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

4. Cash and Cash Equivalents

				Bank
	03/31/2015	12/31/2014	03/31/2014	12/31/2013
Cash	4,739,787	4,697,744	4,814,673	5,290,047
Interbank Investments	17,383,400	18,714,280	11,744,047	31,513,263
Money Market Investments	7,964,005	6,260,149	2,898,824	19,659,462
Interbank Deposits	184,977	998,397	348,424	369,975
Foreign Currency Investments	9,234,418	11,455,734	8,496,799	11,483,826
Total	22,123,187	23,412,024	16,558,720	36,803,310

				Consolidated
	03/31/2015	12/31/2014	03/31/2014	12/31/2013
Cash	4,964,236	5,074,698	5,203,783	5,485,679
Interbank Investments	17,314,486	18,327,035	12,540,716	32,546,067
Money Market Investments	7,964,005	6,260,149	2,898,824	19,659,462
Interbank Deposits	184,977	998,397	348,424	227,905
Foreign Currency Investments	9,165,504	11,068,489	9,293,468	12,658,700
Total	22,278,722	23,401,733	17,744,499	38,031,746

5. Interbank Investments

					Bank
				03/31/2015	12/31/2014
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	35,494,249	1,124,701	-	36,618,950	24,704,208
Own Portfolio	1,662,476	-	-	1,662,476	5,210,302
Treasury Bills - LFT	28,908	-	-	28,908	-
National Treasury Bills - LTN	933,571	-	-	933,571	3,287,685
National Treasury Notes - NTN	699,997	-	-	699,997	1,922,617
Third-party Portfolio	17,103,571	809,968	-	17,913,539	8,104,852
National Treasury Bills - LTN	4,385,595	148,659	-	4,534,254	3,358,072
National Treasury Notes - NTN	12,717,976	661,309	-	13,379,285	4,746,780
Sold Position	16,728,202	314,733	-	17,042,935	11,389,054
National Treasury Bills - LTN	5,807,411	-	-	5,807,411	4,213,319
National Treasury Notes - NTN	10,920,791	314,733	-	11,235,524	7,175,735
Interbank Deposits	4,767,857	17,136,029	11,320,813	33,224,699	32,543,351
Foreign Currency Investments	9,234,418	-	-	9,234,418	11,455,734
Total	49,496,524	18,260,730	11,320,813	79,078,067	68,703,293
Current				67,757,254	60,185,099
Long-term				11,320,813	8,518,194

					Consolidated
				03/31/2015	12/31/2014
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	35,494,249	1,124,701	-	36,618,950	24,704,208
Own Portfolio	8,811,720	-	-	8,811,720	5,210,302
Treasury Bills - LFT	28,908	-	-	28,908	-
National Treasury Bills - LTN	3,433,222	-	-	3,433,222	3,287,685
National Treasury Notes - NTN	5,349,590	-	-	5,349,590	1,922,617
Third-party Portfolio	9,954,327	809,968	-	10,764,295	8,104,852
National Treasury Bills - LTN	1,885,944	148,659	-	2,034,603	3,358,072
National Treasury Notes - NTN	8,068,383	661,309	-	8,729,692	4,746,780
Sold Position	16,728,202	314,733	-	17,042,935	11,389,054
National Treasury Bills - LTN	5,807,411	-	-	5,807,411	4,213,319
National Treasury Notes - NTN	10,920,791	314,733	-	11,235,524	7,175,735
Interbank Deposits	710,731	2,069,224	171,760	2,951,715	4,035,874
Foreign Currency Investments	9,165,504	-	-	9,165,504	11,068,489
Total	45,370,484	3,193,925	171,760	48,736,169	39,808,571
Current				48,564,409	39,680,782
Long-term				171,760	127,789

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				03/31/2015	12/31/2014
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	35,273,727	(166,920)	-	35,106,807	48,761,308
Government Securities	32,048,503	(160,937)	-	31,887,566	45,554,984
Private Securities	3,225,224	(5,983)	-	3,219,241	3,206,324
Available-for-Sale Securities	124,295,796	28,709	(970,798)	123,353,707	117,848,137
Government Securities	57,803,271	2,665	(724,717)	57,081,219	56,059,972
Private Securities	66,492,525	26,044	(246,081)	66,272,488	61,788,165
Held-to-Maturity Securities	86	-	-	86	71
Government Securities	86	-	-	86	71
Total Securities	159,569,609	(138,211)	(970,798)	158,460,600	166,609,516
Derivatives (Assets)	17,714,833	(4,024,426)	(4,366)	13,686,041	8,499,371
Total Securities and Derivatives	177,284,442	(4,162,637)	(975,164)	172,146,641	175,108,887
Current				47,629,108	63,656,319
Long-term				124,517,533	111,452,568
Derivatives (Liabilities)	(13,180,378)	(1,088,092)	(68,755)	(14,337,225)	(8,471,905)
Current				(8,205,895)	(3,767,826)
Long-term				(6,131,330)	(4,704,079)

					Consolidated
				03/31/2015	12/31/2014
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	35,797,996	(84,003)	-	35,713,993	49,299,019
Government Securities	34,816,924	(73,272)	-	34,743,652	47,296,717
Private Securities	981,072	(10,731)	-	970,341	2,002,302
Available-for-Sale Securities	82,450,495	28,709	(1,002,589)	81,476,615	74,608,902
Government Securities	63,704,447	2,665	(805,755)	62,901,357	58,135,657
Private Securities	18,746,048	26,044	(196,834)	18,575,258	16,473,245
Held-to-Maturity Securities	5,091	-	-	5,091	71
Government Securities	86	-	-	86	71
Private Securities	5,005	-	-	5,005	-
Total Securities	118,253,582	(55,294)	(1,002,589)	117,195,699	123,907,992
Derivatives (Assets)	18,274,061	(3,972,007)	(4,366)	14,297,688	8,362,863
Total Securities and Derivatives	136,580,062	(4,079,720)	(1,006,955)	131,493,387	132,270,855
Current				49,013,554	64,188,346
Long-term				82,479,833	68,082,509
Derivatives (Liabilities)	(14,093,515)	(1,075,792)	(77,504)	(15,246,811)	(8,812,574)
Current				(6,744,699)	(3,927,540)
Long-term				(8,502,112)	(4,885,034)

II) Trading Securities

				Bank				Consolidated
			03/31/2015	12/31/2014			03/31/2015	12/31/2014
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	32,048,503	(160,937)	31,887,566	45,554,984	34,816,924	(73,272)	34,743,652	47,296,717
Treasury Bills - LFT	521,935	115	522,050	446,688	1,578,271	(23)	1,578,248	1,782,675
National Treasury Bills - LTN	15,060,600	(65,479)	14,995,121	30,171,252	15,557,418	(52,207)	15,505,211	30,576,999
National Treasury Notes - NTN A	189,626	9,209	198,835	162,840	189,626	9,209	198,835	162,840
National Treasury Notes - NTN B	10,656,348	(75,045)	10,581,303	7,728,801	10,929,794	(77,938)	10,851,856	7,728,800
National Treasury Notes - NTN C	2,596	(85)	2,511	2,473	944,417	77,339	1,021,756	2,473
National Treasury Notes - NTN F	5,489,731	(29,022)	5,460,709	6,911,138	5,489,731	(29,022)	5,460,709	6,911,138
Agricultural Debt Securities - TDA	123,994	(607)	123,387	128,055	123,994	(607)	123,387	128,055
Brazilian Foreign Debt Notes	3,673	(23)	3,650	3,737	3,673	(23)	3,650	3,737
Private Securities	3,225,224	(5,983)	3,219,241	3,206,324	981,072	(10,731)	970,341	2,002,302
Shares	6,557	(150)	6,407	4,953	262,011	(4,989)	257,022	284,475
Receivables Investment Fund - FIDC (1)	11,996	-	11,996	13,442	11,996	-	11,996	13,442
Investment Fund Shares in Participation - FIP	-	-	-	-	32,665	-	32,665	36,837
Investment Fund Shares	3,300	-	3,300	3,329	374,818	-	374,818	375,521
Investment Fund Real Estate	-	-	-	-	550	-	550	540
Debentures	3,193,229	(1,134)	3,192,095	3,180,418	170,322	(1,134)	169,188	1,143,807
Financial Bills - LF	-	-	-	-	112,758	91	112,849	137,518
Certificates of Real Estate Receivables - CRI	10,142	(4,699)	5,443	4,182	10,221	(4,699)	5,522	4,265
Bank Deposits Certificates - CDB	-	-	-	-	5,731	-	5,731	5,897
Total	35,273,727	(166,920)	35,106,807	48,761,308	35,797,996	(84,003)	35,713,993	49,299,019

						Bank
						03/31/2015
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	7,143,446	1,210,532	12,924,397	10,609,191	31,887,566
Treasury Bills - LFT	-	-	20,635	115,902	385,513	522,050
National Treasury Bills - LTN	-	7,105,254	1,159,795	5,374,252	1,355,820	14,995,121
National Treasury Notes - NTN A	-	-	-	-	198,835	198,835
National Treasury Notes - NTN B	-	25,806	-	5,944,404	4,611,093	10,581,303
National Treasury Notes - NTN C	-	-	-	1,013	1,498	2,511
National Treasury Notes - NTN F	-	-	-	1,440,953	4,019,756	5,460,709
Agricultural Debt Securities - TDA	-	12,386	28,790	47,873	34,338	123,387
Brazilian Foreign Debt Securities	-	-	1,312	-	2,338	3,650
Private Securities	9,707	2	4,154	46,089	3,159,289	3,219,241
Shares	6,407	-	-	-	-	6,407
Receivables Investment Fund - FIDC (1)	-	-	-	11,996	-	11,996
Investment Fund Shares	3,300	-	-	-	-	3,300
Debentures	-	2	-	32,804	3,159,289	3,192,095
Certificates of Real Estate Receivables - CRI	-	-	4,154	1,289	-	5,443
Total	9,707	7,143,448	1,214,686	12,970,486	13,768,480	35,106,807

						Consolidated
						03/31/2015
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	7,166,038	1,812,301	13,027,323	12,737,990	34,743,652
Treasury Bills - LFT	-	19,573	94,439	218,828	1,245,408	1,578,248
National Treasury Bills - LTN	-	7,105,254	1,669,885	5,374,252	1,355,820	15,505,211
National Treasury Notes - NTN A	-	-	-	-	198,835	198,835
National Treasury Notes - NTN B	-	26,099	1,795	5,944,404	4,879,558	10,851,856
National Treasury Notes - NTN C	-	2,726	16,080	1,013	1,001,937	1,021,756
National Treasury Notes - NTN F	-	-	-	1,440,953	4,019,756	5,460,709
Agricultural Debt Securities - TDA	-	12,386	28,790	47,873	34,338	123,387
Brazilian Foreign Debt Notes	-	-	1,312	-	2,338	3,650
Private Securities	561,406	74,818	8,314	157,169	168,634	970,341
Shares	185,930	71,092	-	-	-	257,022
Receivables Investment Fund - FIDC (1)	-	-	-	11,996	-	11,996
Investment Fund Shares in Participation - FIP	-	-	-	-	32,665	32,665
Investment Fund Shares	374,585	1	232	-	-	374,818
Investment Fund Real Estate	550	-	-	-	-	550
Debentures	-	3,262	-	32,804	133,122	169,188
Financial Bills - LF	-	-	7	110,283	2,559	112,849
Certificates of Real Estate Receivables - CRI	-	79	4,154	1,289	-	5,522
Bank Deposits Certificates - CDB	341	384	3,921	797	288	5,731
Total	561,406	7,240,856	1,820,615	13,184,492	12,906,624	35,713,993

III) Available-for-Sale Securities

					Bank
				03/31/2015	12/31/2014
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	57,803,271	2,665	(724,717)	57,081,219	56,059,972
Treasury Certificates - CFT	427	-	180	607	594
Securitized Credit	2,575	-	424	2,999	2,924
Treasury Bills - LFT	682,269	-	(23)	682,246	663,528
National Treasury Bills - LTN	26,593,763	-	(332,044)	26,261,719	28,970,377
National Treasury Notes - NTN A	4,181,793	-	211,329	4,393,122	3,545,282
National Treasury Notes - NTN B	6,175,915	-	(198,026)	5,977,889	5,554,358
National Treasury Notes - NTN C (2)	1,300,317	-	(59,433)	1,240,884	1,254,928
National Treasury Notes - NTN F (2) (5)	12,259,373	-	(474,678)	11,784,695	10,163,524
Brazilian Foreign Debt Bonds (6)	4,973,213	-	135,879	5,109,092	4,282,680
Securities Issued Abroad - Spain	1,182,961	-	(4,977)	1,177,984	1,156,413
Debentures (3)	450,665	2,665	(3,348)	449,982	465,364
Private Securities	66,492,525	26,044	(246,081)	66,272,488	61,788,165
Shares	845,137	-	38,601	883,738	920,127
Receivables Investment Fund - FIDC (1)	560,705	-	-	560,705	711,754
Investment Fund Shares in Participation - FIP	633,922	-	(58,409)	575,513	552,877
Investment Fund Shares	488,212	-	-	488,212	466,287
Debentures (4)	58,581,410	26,044	(102,581)	58,504,873	54,455,760
Eurobonds	336,933	-	(52,223)	284,710	246,714
Promissory Notes - NP	3,471,545	-	(43,994)	3,427,551	3,080,535
Real Estate Credit Notes - CCI	12,930	-	(590)	12,340	17,609
Financial Bills - LF	863,195	-	5,860	869,055	664,179
Certificates of Real Estate Receivables - CRI	698,536	-	(32,745)	665,791	672,323
Total	124,295,796	28,709	(970,798)	123,353,707	117,848,137

					Consolidated
				03/31/2015	12/31/2014
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	63,704,447	2,665	(805,755)	62,901,357	58,135,657
Treasury Certificates - CFT	427	-	180	607	594
Securitized Credit	2,575	-	424	2,999	2,924
Treasury Bills - LFT	3,558,216	-	106	3,558,322	1,231,190
National Treasury Bills - LTN	27,146,349	-	(343,777)	26,802,572	29,410,744
National Treasury Notes - NTN A	4,181,793	-	211,329	4,393,122	3,545,282
National Treasury Notes - NTN B	6,175,915	-	(198,026)	5,977,889	5,554,358
National Treasury Notes - NTN C (2)	1,300,317	-	(59,433)	1,240,884	1,254,928
National Treasury Notes - NTN F (2) (5)	14,732,016	-	(544,112)	14,187,904	11,231,180
Brazilian Foreign Debt Bonds (6)	4,973,213	-	135,879	5,109,092	4,282,680
Securities Issued Abroad - Spain	1,182,961	-	(4,977)	1,177,984	1,156,413
Debentures (3)	450,665	2,665	(3,348)	449,982	465,364
Private Securities	18,746,048	26,044	(196,834)	18,575,258	16,473,245
Shares	1,278,576	-	91,638	1,370,214	971,796
Receivables Investment Fund - FIDC (1)	688,204	-	-	688,204	859,946
Investment Fund Shares in Participation - FIP	1,152,654	-	(58,409)	1,094,245	1,081,456
Investment Fund Shares	120,115	-	32	120,147	163,531
Real Estate Fund Shares	62,935	-	(4,427)	58,508	60,456
Debentures (4)	9,876,500	26,044	(101,299)	9,801,245	8,470,152
Eurobonds	336,933	-	(52,223)	284,710	246,714
Promissory Notes - NP	3,471,544	-	(43,994)	3,427,550	3,080,535
Real Estate Credit Notes - CCI	12,930	-	(590)	12,340	17,609
Financial Bills - LF	1,046,975	-	5,329	1,052,304	848,727
Certificates of Real Estate Receivables - CRI	698,536	-	(32,745)	665,791	672,323
Certificates of Bank Deposit - CDB	146	-	(146)	-	-
Total	82,450,495	28,709	(1,002,589)	81,476,615	74,608,902

						Bank
						03/31/2015
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	721,744	420,987	21,295,078	34,643,410	57,081,219
Treasury Certificates - CFT	-	-	-	-	607	607
Securitized Credit	-	71	265	1,382	1,281	2,999
Treasury Bills - LFT	-	-	-	-	682,246	682,246
National Treasury Bills - LTN	-	-	31,053	19,163,861	7,066,805	26,261,719
National Treasury Notes - NTN A	-	35,702	-	-	4,357,420	4,393,122
National Treasury Notes - NTN B	-	615,926	15,259	-	5,346,704	5,977,889
National Treasury Notes - NTN C (2)	-	-	7,285	-	1,233,599	1,240,884
National Treasury Notes - NTN F (2) (5)	-	-	319,409	757,049	10,708,237	11,784,695
Brazilian Foreign Debt Bonds (6)	-	26,335	28,383	-	5,054,374	5,109,092
Securities Issued Abroad - Spain	-	34,673	-	1,143,311	-	1,177,984
Debentures (3)	-	9,037	19,333	229,475	192,137	449,982
Private Securities	638,065	1,640,123	3,819,231	23,332,987	36,842,082	66,272,488
Shares	149,853	-	-	-	733,885	883,738
Receivables Investment Fund - FIDC (1)	-	-	-	-	560,705	560,705
Investment Fund Shares in Participation - FIP	-	-	-	-	575,513	575,513
Investment Fund Shares	488,212	-	-	-	-	488,212
Debentures (4)	-	1,312,361	1,739,378	21,343,655	34,109,479	58,504,873
Eurobonds	-	-	3,239	-	281,471	284,710
Promissory Notes - NP	-	241,643	1,774,044	1,150,718	261,146	3,427,551
Real Estate Credit Notes - CCI	-	-	3,942	8,398	-	12,340
Financial Bills - LF	-	76,882	123,725	668,448	-	869,055
Certificates of Real Estate Receivables - CRI	-	9,237	174,903	161,768	319,883	665,791
Total	638,065	2,361,867	4,240,218	44,628,065	71,485,492	123,353,707

						Consolidated
						03/31/2015
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	883,386	662,940	22,390,594	38,964,437	62,901,357
Treasury Certificates - CFT	-	-	-	-	607	607
Securitized Credit	-	71	265	1,382	1,281	2,999
Treasury Bills - LFT	-	161,642	-	-	3,396,680	3,558,322
National Treasury Bills - LTN	-	-	211,058	19,337,153	7,254,361	26,802,572
National Treasury Notes - NTN A	-	35,702	-	-	4,357,420	4,393,122
National Treasury Notes - NTN B	-	615,926	15,259	-	5,346,704	5,977,889
National Treasury Notes - NTN C (2)	-	-	7,285	-	1,233,599	1,240,884
National Treasury Notes - NTN F (2) (5)	-	-	381,357	1,679,273	12,127,274	14,187,904
Brazilian Foreign Debt Bonds (6)	-	26,335	28,383	-	5,054,374	5,109,092
Securities Issued Abroad - Spain	-	34,673	-	1,143,311	-	1,177,984
Debentures (3)	-	9,037	19,333	229,475	192,137	449,982
Private Securities	814,984	1,738,330	4,005,387	4,125,901	7,890,656	18,575,258
Shares	636,329	-	-	-	733,885	1,370,214
Receivables Investment Fund - FIDC (1)	-	-	127,499	-	560,705	688,204
Investment Fund Shares in Participation - FIP	-	-	-	-	1,094,245	1,094,245
Investment Fund Shares	120,147	-	-	-	-	120,147
Real Estate Fund Shares	58,508	-	-	-	-	58,508
Debentures (4)	-	1,316,267	1,739,378	2,106,278	4,639,322	9,801,245
Eurobonds	-	-	3,239	-	281,471	284,710
Promissory Notes - NP	-	241,643	1,774,044	1,150,718	261,145	3,427,550
Real Estate Credit Notes - CCI	-	-	3,942	8,398	-	12,340
Financial Bills - LF	-	171,183	182,382	698,739	-	1,052,304
Certificates of Real Estate Receivables - CRI	-	9,237	174,903	161,768	319,883	665,791
Total	814,984	2,621,716	4,668,327	26,516,495	46,855,093	81,476,615

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(2) In the first quarter of 2015 there was the value to R$3,253 (2014 - R$2,931) result, net of tax in the Consolidated income from the sale of (NTN-C and NTN-F part) to the market (Note 24.e).
(3) Issued by mixed capital company.
(4) Includes R$650,201 (12/31/2014 - R$630,704) of hedge objects market risks (Note 6.b.V.a).

(5) On March 31, 2015, the amount of 1,765,672 Notes National Treasury (NTN-F), with maturity on January 1, 2023 are bound by the obligation assumed by Banco Santander to hedging of unamortized reserves Plan V of the Social Security Fund (Banesprev).

(6) Includes R$705,352 (12/31/2014 - R$655,782) of hedge objects cash flow (Note 6.b.V.b).

IV) Held-to-Maturity Securities

					Bank
					03/31/2015
					by Maturity
		Cost Amortized/Carrying Amount		Up to
Held-to-Maturity Securities (1)		03/31/2015	12/31/2014	3 Months	Total
Government Securities		86	71	86	86
National Treasury Notes - NTN I		86	71	86	86
Total		86	71	86	86

					Consolidated
					03/31/2015
					by Maturity
	Cost Amortized/Carrying Amount		Up to	From 1 to
Held-to-Maturity Securities (1)	03/31/2015	12/31/2014	3 Months	3 Years	Total
Government Securities	86	71	86	-	86
National Treasury Notes - NTN I	86	71	86	-	86
Private Securities	5,005	-	-	5,005	5,005
Certificates of Bank Deposit - CDB	5,005	-	-	5,005	5,005
Total	5,091	71	86	5,005	5,091
(1) The market value of held-to-maturity securities is R$86 (12/31/2014 - R$71) Bank and R$5,091 (12/31/2014 - R$71) Consolidated.

In accordance with Bacen Circular Letter 3.068/2001, article 8, Banco Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation in a organized market and their estimated cash flows, discounted to present value using the applicable interest rate, which reflects market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Income From Fixed-Income Securities	6,823,753	3,986,873	5,618,858	3,112,745
Income From Interbank Investments	2,165,020	1,873,056	1,325,657	1,198,641
Income From Variable-Income Securities	(10,558)	(25,953)	54,809	(23,737)
Financial Income Capitalization	-	-	31,478	45,463
Others (1)	10,488	55,947	(6,640)	77,894
Total	8,988,703	5,889,923	7,024,162	4,411,006
(1) Corresponds mainly to income from investment funds and participations.

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			03/31/2015			12/31/2014
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		4,921,277	(8,545)		(271,473)	198,218
Asset	235,427,330	47,632,388	41,219,149	289,551,001	72,653,396	73,043,697
CDI (Interbank Deposit Rates)	65,778,539	15,751,816	18,105,065	70,772,781	-	-
Fixed Interest Rate - Real	49,945,536	18,702,373	12,889,997	88,800,295	72,168,901	72,755,003
Indexed to Price and Interest Rates	31,790,215	13,176,887	10,222,086	31,603,343	484,495	288,694
Foreign Currency	87,894,536	-	-	98,345,684	-	-
Others	18,504	1,312	2,001	28,898	-	-
Liabilities	230,506,053	(42,711,111)	(41,227,694)	289,822,474	(72,924,869)	(72,845,479)
CDI (Interbank Deposit Rates)	50,026,723	-	-	102,231,544	(31,458,763)	(30,771,767)
Fixed Interest Rate - Real	31,243,163	-	-	16,631,394	-	-
Indexed to Price and Interest Rates	18,613,328	-	-	31,118,848	-	-
Foreign Currency	130,605,647	(42,711,111)	(41,227,694)	139,807,521	(41,461,837)	(42,070,212)
Others	17,192	-	-	33,167	(4,269)	(3,500)
Options	178,939,299	(41,671)	(77,985)	238,966,177	(26,505)	(35,439)
Purchased Commitment	87,326,182	323,931	777,529	115,182,909	415,537	532,838
Call Option - US Dollar	5,699,049	217,414	590,213	3,942,457	221,951	331,533
Put Option - US Dollar	2,033,918	37,518	99,437	1,767,822	31,194	49,704
Call Option - Other	27,676,848	34,472	41,443	56,665,655	116,127	148,534
Interbank Market	27,413,766	17,285	39,753	51,308,444	91,567	118,061
Others (1)	263,082	17,187	1,690	5,357,211	24,560	30,473
Put Option - Other	51,916,367	34,527	46,436	52,806,975	46,265	3,067
Interbank Market	49,221,315	21,336	7,377	49,105,277	29,788	1,335
Others (1)	2,695,052	13,191	39,059	3,701,698	16,477	1,732
Sell Commitment	91,613,117	(365,602)	(855,514)	123,783,268	(442,042)	(568,277)
Call Option - US Dollar	4,804,613	(215,640)	(684,835)	4,239,625	(280,478)	(428,681)
Put Option - US Dollar	3,073,055	(78,835)	(107,117)	1,774,640	(22,637)	(25,163)
Call Option - Other	27,223,692	(29,946)	(38,304)	53,906,214	(88,206)	(105,348)
Interbank Market	26,950,961	(17,261)	(36,080)	53,571,293	(64,873)	(72,078)
Others (1)	272,731	(12,685)	(2,224)	334,921	(23,333)	(33,270)
Put Option - Other	56,511,757	(41,181)	(25,258)	63,862,789	(50,721)	(9,085)
Interbank Market	54,214,070	(26,676)	(5,442)	60,555,093	(32,098)	(1,950)
Others (1)	2,297,687	(14,505)	(19,816)	3,307,696	(18,623)	(7,135)
Futures Contracts	285,417,840	-	-	301,491,400	-	-
Purchased Position	98,369,381	-	-	105,063,098	-	-
Exchange Coupon (DDI)	14,499,456	-	-	6,888,319	-	-
Interest Rates (DI1 and DIA)	82,035,497	-	-	94,269,395	-	-
Foreign Currency	1,806,107	-	-	3,897,223	-	-
Indexes (2)	28,321	-	-	8,161	-	-
Sold Position	187,048,459	-	-	196,428,302	-	-
Exchange Coupon (DDI)	82,314,342	-	-	50,378,949	-	-
Interest Rates (DI1 and DIA)	21,081,992	-	-	56,783,420	-	-
Foreign Currency	17,153,336	-	-	15,845,107	-	-
Treasury Bonds/Notes	204,698	-	-	249,203	-	-
Average rate of Repo Operations (OC1)	66,294,091	-	-	73,171,623	-	-

					Bank
			03/31/2015			12/31/2014
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Forward Contracts and Others	47,115,321	343,975	307,519	46,399,828	1,809,011	458,426
Purchased Commitment	17,646,946	(693,370)	(705,791)	20,548,192	(1,603,632)	(137,605)
Currencies	16,813,951	(690,943)	(703,377)	20,297,397	(1,854,427)	(388,539)
Others	832,995	(2,427)	(2,414)	250,795	250,795	250,934
Sell Commitment	29,468,375	1,037,345	1,013,310	25,851,636	3,412,643	596,031
Currencies	28,696,957	1,034,918	1,011,244	25,706,899	3,663,438	846,974
Others	771,418	2,427	2,066	144,737	(250,795)	(250,943)

						Consolidated
			03/31/2015			12/31/2014
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		4,921,277	(155,517)		(824,677)	(295,481)
Asset	270,567,555	47,621,858	41,277,820	290,652,626	61,172,494	61,597,738
CDI (Interbank Deposit Rates)	72,553,622	22,531,154	24,906,763	76,892,373	-	-
Fixed Interest Rate - Real	77,348,746	11,912,505	6,137,924	83,317,134	60,687,999	61,309,044
Indexed to Price and Interest Rates	31,790,215	13,176,887	10,231,132	31,603,343	484,495	288,694
Foreign Currency	88,856,468	-	-	98,810,878	-	-
Others	18,504	1,312	2,001	28,898	-	-
Liabilities	265,865,981	(42,920,284)	(41,433,337)	291,477,303	(61,997,171)	(61,893,219)
CDI (Interbank Deposit Rates)	50,022,468	-	-	101,623,563	(24,731,190)	(24,010,507)
Fixed Interest Rate - Real	65,436,241	-	-	22,629,135	-	-
Indexed to Price and Interest Rates	18,613,328	-	-	31,118,848	-	-
Foreign Currency	131,776,752	(42,920,284)	(41,433,337)	136,072,590	(37,261,712)	(37,879,212)
Others	17,192	-	-	33,167	(4,269)	(3,500)
Options	180,208,217	(15,932)	(49,472)	240,746,222	(5,613)	59,840
Purchased Commitment	88,005,649	363,306	821,404	116,184,661	460,152	628,851
Call Option - US Dollar	5,699,049	217,414	590,213	3,942,457	221,951	331,533
Put Option - US Dollar	2,033,918	37,518	99,437	1,767,822	31,194	49,704
Call Option - Other	28,005,315	35,190	47,868	56,931,274	119,424	153,976
Interbank Market	27,413,766	17,285	39,753	51,308,444	91,567	118,061
Others (1)	591,549	17,905	8,115	5,622,830	27,857	35,915
Put Option - Other	52,267,367	73,184	83,886	53,543,108	87,583	93,638
Interbank Market	49,221,315	21,336	7,377	49,105,277	29,788	1,335
Others (1)	3,046,052	51,848	76,509	4,437,831	57,795	92,303
Sell Commitment	92,202,568	(379,238)	(870,876)	124,561,561	(465,765)	(569,011)
Call Option - US Dollar	4,804,613	(215,640)	(684,835)	4,239,625	(280,478)	(428,681)
Put Option - US Dollar	3,073,055	(78,835)	(107,117)	1,774,640	(22,637)	(25,163)
Call Option - Other	27,463,781	(30,671)	(46,500)	54,354,491	(102,394)	(103,436)
Interbank Market	26,950,961	(17,261)	(36,080)	53,571,293	(64,873)	(72,078)
Others (1)	512,820	(13,410)	(10,420)	783,198	(37,521)	(31,358)
Put Option - Other	56,861,119	(54,092)	(32,424)	64,192,805	(60,256)	(11,731)
Interbank Market	54,214,070	(26,676)	(5,442)	60,555,093	(32,098)	(1,950)
Others (1)	2,647,049	(27,416)	(26,982)	3,637,712	(28,158)	(9,781)
Futures Contracts	285,986,434	-	-	302,239,388	-	-
Purchased Position	98,401,744	-	-	105,230,874	-	-
Exchange Coupon (DDI)	14,499,456	-	-	6,888,319	-	-
Interest Rates (DI1 and DIA)	82,062,293	-	-	94,307,498	-	-
Foreign Currency	1,806,107	-	-	3,897,223	-	-
Indexes (2)	33,888	-	-	137,834	-	-

						Consolidated
			03/31/2015			12/31/2014
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Sold Position	187,584,690	-	-	197,008,514	-	-
Exchange Coupon (DDI)	82,314,342	-	-	50,378,949	-	-
Interest Rates (DI1 and DIA)	21,523,714	-	-	57,355,214	-	-
Foreign Currency	17,153,336	-	-	15,845,107	-	-
Indexes (2)	94,509	-	-	8,418	-	-
Treasury Bonds/Notes	204,698	-	-	249,203	-	-
Average rate of Repo Operations (OC1)	66,294,091	-	-	73,171,623	-	-
Forward Contracts and Others	47,115,569	346,290	309,934	46,406,749	1,817,437	467,280
Purchased Commitment	17,646,946	(693,370)	(705,791)	20,552,988	(1,604,507)	(138,480)
Currencies	16,813,951	(690,943)	(703,377)	20,302,193	(1,855,302)	(389,414)
Others	832,995	(2,427)	(2,414)	250,795	250,795	250,934
Sell Commitment	29,468,623	1,039,660	1,015,725	25,853,761	3,421,944	605,760
Currencies	28,696,957	1,034,918	1,011,244	25,708,788	3,663,438	846,974
Others	771,666	4,742	4,481	144,973	(241,494)	(241,214)
(1) Includes share options and indexes.
(2) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					03/31/2015	12/31/2014
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		71,463,052	100,497,696	63,466,582	235,427,330	289,551,001
Options		2,526,244	1,051,290	175,361,765	178,939,299	238,966,177
Futures Contracts		-	-	285,417,840	285,417,840	301,491,400
Forward Contracts and Others		31,362,542	13,167,472	2,585,307	47,115,321	46,399,828

						Consolidated
						Notional
					03/31/2015	12/31/2014
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		71,463,052	128,806,022	70,298,481	270,567,555	290,652,626
Options		2,526,244	817,852	176,864,121	180,208,217	240,746,222
Futures Contracts		-	-	285,986,434	285,986,434	302,239,388
Forward Contracts and Others		31,362,542	13,167,472	2,585,555	47,115,569	46,406,749
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

						Bank
						Notional
					03/31/2015	12/31/2014
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		11,761,103	52,752,096	170,914,131	235,427,330	289,551,001
Options		72,449,838	105,225,865	1,263,596	178,939,299	238,966,177
Futures Contracts		110,595,362	126,597,363	48,225,115	285,417,840	301,491,400
Forward Contracts and Others		18,774,950	20,933,998	7,406,373	47,115,321	46,399,828

					Consolidated
					Notional
				03/31/2015	12/31/2014
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	14,579,063	54,445,429	201,543,063	270,567,555	290,652,626
Options	73,004,165	105,770,003	1,434,049	180,208,217	240,746,222
Futures Contracts	110,725,538	126,766,259	48,494,637	285,986,434	302,239,388
Forward Contracts and Others	18,775,198	20,933,998	7,406,373	47,115,569	46,406,749

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				03/31/2015	12/31/2014
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	82,078,976	63,978,679	89,369,675	235,427,330	289,551,001
Options	175,709,063	2,830,236	400,000	178,939,299	238,966,177
Futures Contracts	285,417,840	-	-	285,417,840	301,491,400
Forward Contracts and Others	-	37,437,002	9,678,319	47,115,321	46,399,828

					Consolidated
					Notional
				03/31/2015	12/31/2014
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	82,078,976	98,147,387	90,341,192	270,567,555	290,652,626
Options	176,977,981	2,830,236	400,000	180,208,217	240,746,222
Futures Contracts	285,986,434	-	-	285,986,434	302,239,388
Forward Contracts and Others	-	37,437,250	9,678,319	47,115,569	46,406,749
(1) Includes amount traded with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank
			03/31/2015			12/31/2014
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(96,258)	(109,926)	(206,184)	(41,243)	(76,115)	(117,358)
Asset	4,828,956	12,441	4,841,397	2,709,768	16,204	2,725,972
CDI (Interbank Deposit Rates) (1) (2) (7)	2,112,455	(894)	2,111,561	1,513,959	1,549	1,515,508
Fixed Interest Rate - Real (2)	486,079	23	486,102	492,205	707	492,912
Indexed to Foreign Currency - USD/BRL US Dollar (3)	1,389,299	219	1,389,518	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5) (7)	395,422	10,238	405,660	341,737	10,850	352,587
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (6)	416,268	2,330	418,598	337,352	2,628	339,980
Indexed to Foreign Currency - Fixed Interest - YEN (8)	29,433	525	29,958	24,515	470	24,985
Liabilities	(4,925,214)	(122,367)	(5,047,581)	(2,751,011)	(92,319)	(2,843,330)
Indexed to Foreign Currency - US Dollar(1)	(816,136)	(33,745)	(849,881)	(677,219)	(32,339)	(709,558)
Indexed to Price and Interest Rates Interest (2)	(1,842,974)	(77,691)	(1,920,665)	(1,247,506)	(43,771)	(1,291,277)
Indexed to Foreign Currency - Fixed Interest
- US Dollar (4)	(18,641)	(431)	(19,072)	(15,221)	(555)	(15,776)
CDI (Interbank Deposit Rates) (3) (5)	(1,370,044)	(668)	(1,370,712)	(25,975)	(900)	(26,875)
Indexed to Foreign Currency - Libor - US Dollar (6) (8)	(452,809)	(1,905)	(454,714)	(373,610)	(2,810)	(376,420)
Fixed Interest Rate - Real (7)	(424,610)	(7,927)	(432,537)	(411,480)	(11,944)	(423,424)
Hedge Object
Asset	2,598,959	159,732	2,758,691	1,863,375	114,736	1,978,111
Lending Operation	1,977,467	131,023	2,108,490	1,269,508	77,899	1,347,407
Indexed to Foreign Currency - US Dollar	712,760	45,311	758,071	592,992	42,478	635,470
Indexed to Foreign Currency - Fixed Interest
- US Dollar	18,682	97	18,779	15,788	(423)	15,365
Indexed Indices of Prices and Interest	1,016,220	78,842	1,095,062	421,144	32,415	453,559
CDI (Interbank Deposit Rates)	16,667	(428)	16,239	24,510	600	25,110
Fixed Interest Rate - Real	213,138	7,201	220,339	215,074	2,829	217,903
Securities	621,492	28,709	650,201	593,867	36,837	630,704
Available-for-Sale Securities - Debentures	621,492	28,709	650,201	593,867	36,837	630,704
Liabilities	(1,838,216)	3,327	(1,834,889)	(364,166)	(2,826)	(366,992)
Foreign Borrowings	(1,389,264)	6,000	(1,383,264)	-	-	-
Indexed to Foreign Currency - US Dollar	(1,389,264)	6,000	(1,383,264)	-	-	-
Securities Issued Abroad	(448,952)	(2,673)	(451,625)	(364,166)	(2,826)	(366,992)
Eurobonds	(448,952)	(2,673)	(451,625)	(364,166)	(2,826)	(366,992)

						Consolidated
			03/31/2015			12/31/2014
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(195,923)	(120,812)	(316,735)	(82,636)	(80,671)	(163,307)
Asset	5,208,718	56,004	5,264,722	3,063,742	62,296	3,126,038
CDI (Interbank Deposit Rates) (1) (2) (7)	2,112,455	(894)	2,111,561	1,513,959	1,549	1,515,508
Fixed Interest Rate - Real (2)	486,079	23	486,102	492,205	707	492,912
Indexed to Foreign Currency - USD/BRL US Dollar (3) (5)	1,389,299	219	1,389,518	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5) (7)	395,422	10,238	405,660	341,737	10,850	352,587
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (6)	416,268	2,330	418,598	337,352	2,628	339,980
Indexed to Foreign Currency - Euro (7)	379,762	43,563	423,325	353,974	46,092	400,066
Indexed to Foreign Currency - Fixed Interest - YEN (8)	29,433	525	29,958	24,515	470	24,985
Liabilities	(5,404,641)	(176,816)	(5,581,457)	(3,146,378)	(142,967)	(3,289,345)
Indexed to Foreign Currency - US Dollar (1) (7)	(1,295,563)	(88,194)	(1,383,757)	(1,072,586)	(82,987)	(1,155,573)
Indexed to Price and Interest Rates Interest (2)	(1,842,974)	(77,691)	(1,920,665)	(1,247,506)	(43,771)	(1,291,277)
Indexed to Foreign Currency - Fixed Interest
- US Dollar (4)	(18,641)	(431)	(19,072)	(15,221)	(555)	(15,776)
CDI (Interbank Deposit Rates) (3) (5)	(1,370,044)	(668)	(1,370,712)	(25,975)	(900)	(26,875)
Indexed to Foreign Currency - Libor - US Dollar (6) (8)	(452,809)	(1,905)	(454,714)	(373,610)	(2,810)	(376,420)
Fixed Interest Rate - Real (7)	(424,610)	(7,927)	(432,537)	(411,480)	(11,944)	(423,424)
Hedge Object
Asset	3,078,386	170,133	3,248,519	2,177,702	119,205	2,296,907
Lending Operation	2,456,894	141,424	2,598,318	1,583,835	82,368	1,666,203
Indexed to Foreign Currency - US Dollar	1,192,187	55,712	1,247,899	907,319	46,947	954,266
Indexed to Foreign Currency - Fixed Interest
- US Dollar	18,682	97	18,779	15,788	(423)	15,365
Indexed Indices of Prices and Interest	1,016,220	78,842	1,095,062	421,144	32,415	453,559
CDI (Interbank Deposit Rates)	16,667	(428)	16,239	24,510	600	25,110
Fixed Interest Rate - Real	213,138	7,201	220,339	215,074	2,829	217,903
Securities	621,492	28,709	650,201	593,867	36,837	630,704
Available-for-Sale Securities - Debentures	621,492	28,709	650,201	593,867	36,837	630,704
Liabilities	(1,838,216)	3,327	(1,834,889)	(364,166)	(2,826)	(366,992)
Foreign Borrowings	(1,389,264)	6,000	(1,383,264)	-	-	-
Indexed to Foreign Currency - US Dollar	(1,389,264)	6,000	(1,383,264)	-	-	-
Securities Issued Abroad	(448,952)	(2,673)	(451,625)	(364,166)	(2,826)	(366,992)
Eurobonds	(448,952)	(2,673)	(451,625)	(364,166)	(2,826)	(366,992)

(1) Instruments whose hedge object are loan operations indexed in foreign currency - dollar with market value R$758,071 (12/31/2014 - R$635,470) in the Bank and R$1,247,899 (12/31/2014 - R$954,266) in the Consolidated and bonds and securities represented by debentures with fair value R$100,652 (12/31/2014 - R$82,819) in the Bank and Consolidated.

(2) Instruments whose hedge objects are indexed loans in price indices and interest amounting R$1,095,062 (12/31/2014 - R$453,559) and securities represented by debentures with a market value R$549,549 (12/31/2014 - R$547,885) in the Bank and Consolidated.

(3) Instruments whose hedge object are loan operations indexed in foreign currency fixed interest - US dollar with market value R$18,779 (12/31/2014 - R$15,365) in the Bank and Consolidated.
(4) Instruments whose hedge object are loan operations indexed in CDI with fair value R$16,239 (12/31/2014 - R$25,110) in the Bank and Consolidated.
(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$451,625 (12/31/2014 - R$366,992) in the Bank and Consolidated.
(6) Instruments whose hedge objects are lending operations indexed pre fixed interest - Real with a market value of R$220,339 (12/31/2014 - R$217,903) in the Bank and Consolidated.
(7) Instruments whose hedge objects are obligations for foreign borrowings indexed in foreign currency - US dollar with fair value R$1,383,264 in the Bank and Consolidated.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002.

b) Cash Flow Hedge

						Bank
			03/31/2015			12/31/2014
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(592,868)	(73,121)	(665,989)	(373,142)	(103,239)	(476,381)
Asset	2,937,802	118,417	3,056,219	2,842,504	83,530	2,926,034
Indexed to Foreign Currency - Swiss Franc (1)	510,824	23,515	534,339	599,818	20,210	620,028
Indexed to Foreign Currency - Chile (2)	121,405	6,198	127,603	100,804	4,624	105,428
Indexed to Interest Rate - Real (3)	1,253,611	(36,269)	1,217,342	1,278,611	(36,351)	1,242,260
Indexed to Foreign Currency - Pre Dolar (4)	1,051,962	124,973	1,176,935	863,271	95,047	958,318
Liabilities	(3,530,670)	(191,538)	(3,722,208)	(3,215,646)	(186,769)	(3,402,415)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3)	(2,715,048)	(62,199)	(2,777,247)	(2,451,465)	(63,132)	(2,514,597)
Fixed Interest Rate - Real (4)	(106,829)	(4,838)	(111,667)	(104,950)	(15,444)	(120,394)
Indexed to Foreign Currency - Pre Euro (4)	(708,793)	(124,501)	(833,294)	(659,231)	(108,193)	(767,424)

						Consolidated
			03/31/2015			12/31/2014
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(655,463)	(81,870)	(737,333)	(409,365)	(108,678)	(518,043)
Asset	3,937,912	159,122	4,097,034	3,820,303	128,759	3,949,062
Indexed to Foreign Currency - Swiss Franc (1)	510,824	23,515	534,339	599,818	20,210	620,028
Indexed to Foreign Currency - Chile (2)	121,405	6,198	127,603	100,804	4,624	105,428
Indexed to Interest Rate - Real (3)	1,253,611	(36,269)	1,217,342	1,278,611	(36,351)	1,242,260
Indexed to Foreign Currency - Pre Dolar (4) (5)	1,071,830	126,009	1,197,839	935,787	97,890	1,033,677
Indexed to Foreign Currency - Pre Euro (5)	980,242	39,669	1,019,911	905,283	42,386	947,669
Liabilities	(4,593,375)	(240,992)	(4,834,367)	(4,229,668)	(237,437)	(4,467,105)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3)	(2,715,048)	(62,199)	(2,777,247)	(2,451,465)	(63,132)	(2,514,597)
Indexed to Interest Rate - Real (4)	(106,829)	(4,838)	(111,667)	(104,950)	(15,444)	(120,394)
Indexed to Foreign Currency - Pre Euro (4)	(708,793)	(124,501)	(833,294)	(659,231)	(108,193)	(767,424)
Indexed to Foreign Currency - Dolar (5)	(570,604)	(41,769)	(612,373)	(487,865)	(40,440)	(528,305)
Indexed to Foreign Currency - Real (5)	(492,101)	(7,685)	(499,786)	(526,157)	(10,228)	(536,385)

						Bank/Consolidated
					03/31/2015	12/31/2014
					Notional	Notional
Hedge Instruments
Future Contracts					27,387,661	16,053,248
Foreign Currency - Dollar (6)					27,387,661	16,053,248

		Bank		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Hedge Object - Cost
Asset	28,009,696	16,736,536	29,009,805	17,678,432
Lending Operations
Import and Export Credit and Financing	27,220,436	15,999,182	27,220,436	15,999,182
Lending Operations	83,908	81,572	1,004,475	1,023,468
Available-for-Sale Securities
Brazilian Foreign Debt Bonds	705,352	655,782	705,352	655,782
Liabilities	(1,867,044)	(1,960,197)	(1,867,044)	(1,960,197)
Eurobonds	(1,867,044)	(1,960,197)	(1,867,044)	(1,960,197)
(1) Operations maturing April 12, 2016 (12/31/2014 - operations due March 4, 2015 and April 12, 2016), whose object of "hedging" transactions are eurobonds.
(2) Operation due April 13, 2016 (12/31/2014 - operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.
(3) Operation due March 18, 2016 (12/31/2014 - operations due March 18, 2015, September 18, 2015 and March 18, 2016), whose object of "hedge" is an operation of eurobonds.

(4) Operation due October 26, 2015 and April 1, 2021 (12/31/2014 - operation due October 26, 2015 and April 1, 2021) which hedge objects its securities operation represented by promissory notes title Brazilian External Debt Bonds and a credit operation.

(5) Operations maturing between May, 2015 and June, 2021 (12/31/2014 -maturing between May, 2015 and June, 2021), whose objects "hedge"contracts are loans from lending institutions.

(6) Operation maturing May 4, 2015 (12/31/2014 - operation maturing February 2, 2015) and the updated value of the instruments of R$27,217,388 (12/31/2014 - R$15,991,293 ), whose object of "hedge" are the loans - loan agreements and credit export and import.

In the Bank and Consolidated, between July and September 2014 operations were contracted to hedge accounting of cash flow with the object of hedge bank deposit certificates (CDB). In October, 2014 this structure was discontinued. The effect of marking to market the future contracts net of tax effects that will be recognized in income and is posted in equity corresponds to a credit of R$63,057 (12/31/2014 - R$83,399) which will be amortized over the next 12 months.

In the Bank and Consolidated, the effect of marking to market of contracts swap and future corresponds to a debt of R$54,205 (12/31/2014 - R$77,261) and is recorded in equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002 and no ineffective portions were found in the period to be accounted for.

VI) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

		Bank		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Financial Treasury Bill - LFT	-	618,800	442,876	1,135,366
National Treasury Bill - LTN	10,850,345	4,663,572	10,876,437	4,688,978
National Treasury Notes - NTN	1,729,117	1,763,751	1,729,117	1,763,751
Total	12,579,462	7,046,123	13,048,430	7,588,095

VII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Assets
Swap Differentials Receivable (1)	7,695,655	5,824,626	8,261,012	5,582,348
Option Premiums to Exercise	777,529	532,838	821,404	628,851
Forward Contracts and Others	5,212,857	2,141,907	5,215,272	2,151,664
Total	13,686,041	8,499,371	14,297,688	8,362,863
Liabilities
Swap Differentials Payable (1)	8,576,373	6,220,147	9,470,597	6,559,179
Option Premiums Launched	855,514	568,277	870,876	569,011
Forward Contracts and Others	4,905,338	1,683,481	4,905,338	1,684,384
Total	14,337,225	8,471,905	15,246,811	8,812,574
(1) Includes swap options and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III, disclosed on March 1, 2013; and in October, 2013 was the publication of new rules and revise launched in March 2013. The Implementation of the new rules follow a schedule in phase; thus allowing the application of the rules gradually until 2019. The new rules have been applied in October 2013 and remainder of January 1, 2014 .

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of March 31, 2015.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(1,894)	(51,353)	(102,705)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interes Rate	(7,051)	(123,959)	(247,917)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(2,281)	(32,011)	(64,022)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(190)	(1,369)	(2,738)
Foreign Currency	Exposures subject to Foreign Exchange	(14,436)	(360,902)	(721,804)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(1,686)	(8,058)	(16,115)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(2,889)	(42,610)	(85,221)
Shares and Indexes	Exposures subject to Change in Shares Price	(72)	(1,800)	(3,600)
Others	Exposures not Meeting the Previous Settings	(3,014)	-	(1)
Total (1)		(33,513)	(622,062)	(1,244,123)
(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(85,990)	(2,312,396)	(4,339,451)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(13,679)	(335,886)	(583,146)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(1,394)	(19,957)	(37,382)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(16,244)	(163,883)	(303,364)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(1,753)	(10,320)	(20,775)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(6,696)	(3,365)	(5,358)
Foreign Currency	Exposures subject to Foreign Exchange	(201)	(5,026)	(10,052)
Total (1)		(125,957)	(2,850,833)	(5,299,528)
(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Lending Operations	185,024,077	170,929,985	222,252,066	207,010,137
Loans and Discounted Receivables	101,568,395	92,680,565	104,714,112	94,483,886
Financing	43,982,963	40,438,476	78,065,235	74,715,307
Rural, Agricultural and Industrial Financing	6,353,186	6,164,084	6,353,186	6,164,084
Real Estate Financing	33,088,121	31,601,538	33,088,121	31,601,538
Securities Financing	27,420	38,882	27,420	38,882
Lending Operations Related to Assignment	3,992	6,440	3,992	6,440
Leasing Operations	55	143	3,304,826	3,373,962
Advances on Foreign Exchange Contracts (1) (Note 9)	4,442,006	4,687,958	4,442,006	4,687,958
Other Receivables (2)	26,141,369	28,421,274	28,237,109	30,524,210
Total	215,607,507	204,039,360	258,236,007	245,596,267
Current	122,136,187	112,588,850	144,636,465	136,407,403
Long-term	93,471,320	91,450,510	113,599,542	109,188,864
(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

During the first quarter of 2015, operations were carried out credit assignment without recourse in the amount of R$1,025,526 (2014 - R$2,596) in the Bank and Consolidated and were recorded substantially in loans and discounted securities, classified as H risk level.

(ii) With Substantial Retention of Risks and Benefits

On March 2013, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$47,485. On March 31, 2015, the present value of the divested operations is R$3,992 (12/31/2014 - R$6,440) (Note 26.e).

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On March 31, 2015, the present value of the divested operations is R$244,564 (12/31/2014 - R$262,515).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3,401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Overdue	6,119,118	6,456,889	6,858,466	7,078,409
Due to:
Up to 3 Months	66,373,046	63,086,454	75,802,761	71,428,031
From 3 to 12 Months	55,763,141	49,502,396	68,833,704	64,979,372
Over 12 Months	87,352,202	84,993,621	106,741,076	102,110,455
Total	215,607,507	204,039,360	258,236,007	245,596,267

c) Lease Portfolio Operations

		Bank		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Gross Investment in Leasing Operations	63	157	3,901,223	3,984,983
Lease Receivables	33	76	2,524,949	2,519,740
Unrealized Residual Values (1)	30	81	1,376,274	1,465,243
Unearned Income on Lease	(27)	(54)	(2,490,830)	(2,480,601)
Offsetting Residual Values	(30)	(81)	(1,376,274)	(1,465,243)
Leased Assets	73,427	75,478	8,628,855	8,817,347
Accumulated Depreciation	(73,427)	(75,478)	(4,637,302)	(4,772,678)
Excess Depreciation	30,097	31,458	2,264,573	2,352,214
Losses on Unamortized Lease	-	-	201,282	201,342
Advances for Guaranteed Residual Value	(30,048)	(31,337)	(3,190,521)	(3,267,681)
Other Assets	-	-	3,820	4,279
Total of Lease Portfolio at Present Value	55	143	3,304,826	3,373,962
(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$8 (12/31/2014 - R$14) in the Bank and R$596,397 (12/31/2014 - R$611,021) in the Consolidated.

On March 31, 2015 and December 31, 2014, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Overdue	24	109	44,016	51,711
Due to:
Up to 1 Year	18	23	1,845,343	1,874,456
From 1 to 5 Years	21	25	2,006,146	2,051,055
Over 5 Years	-	-	5,718	7,761
Total	63	157	3,901,223	3,984,983

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Overdue	23	33	40,251	41,914
Due to:
Up to 1 Year	16	30	1,726,179	1,759,166
From 1 to 5 Years	16	80	1,534,470	1,567,816
Over 5 Years	-	-	3,926	5,066
Total	55	143	3,304,826	3,373,962

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				03/31/2015	12/31/2014	03/31/2015	12/31/2014
Private Sector				215,467,598	203,885,400	258,094,337	245,439,791
Industry				57,971,771	50,787,771	59,831,407	52,789,548
Commercial				24,214,707	22,681,415	27,536,808	26,175,774
Financial Institutions				2,783,640	986,035	2,785,458	988,003
Services and Other (1)				49,934,786	48,058,708	53,553,693	51,609,549
Individuals				74,209,508	75,207,388	108,033,785	107,712,834
Credit Cards				17,170,039	18,340,741	17,627,084	18,340,741
Mortgage Loans				22,756,247	21,318,334	22,756,247	21,318,334
Payroll Loans				11,013,418	11,342,216	12,300,269	11,342,216
Financing and Vehicles Lease				3,132,312	3,230,858	29,537,497	33,551,617
Others (2)				20,137,492	20,975,239	25,812,688	23,159,926
Agricultural				6,353,186	6,164,083	6,353,186	6,164,083
Public Sector				139,909	153,960	141,670	156,476
Federal				23	171	23	171
State				111,041	124,890	111,828	125,784
Municipal				28,845	28,899	29,819	30,521
Total				215,607,507	204,039,360	258,236,007	245,596,267
(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.
(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							03/31/2015
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	97,374,778	-	97,374,778	-	-	-
A	0.5%	71,644,261	-	71,644,261	358,221	250,500	608,721
B	1%	13,929,614	1,374,041	15,303,655	153,037	264,980	418,017
C	3%	7,232,019	1,846,475	9,078,494	272,355	324,463	596,818
D	10%	5,429,804	2,158,365	7,588,169	758,817	-	758,817
E	30%	2,018,577	1,589,426	3,608,003	1,082,401	-	1,082,401
F	50%	863,442	988,814	1,852,256	926,128	-	926,128
G	70%	849,353	957,009	1,806,362	1,264,454	-	1,264,454
H	100%	2,157,692	5,112,062	7,269,754	7,269,754	-	7,269,754
Total		201,499,540	14,026,192	215,525,732	12,085,167	839,943	12,925,110

							Bank
							12/31/2014
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	88,484,607	-	88,484,607	-	-	-
A	0.5%	69,601,327	-	69,601,327	348,007	251,524	599,531
B	1%	14,575,563	1,187,770	15,763,333	157,633	276,270	433,903
C	3%	5,770,915	1,526,093	7,297,008	218,910	296,453	515,363
D	10%	5,849,084	1,671,693	7,520,777	752,078	-	752,078
E	30%	2,137,219	1,349,475	3,486,694	1,046,008	-	1,046,008
F	50%	835,154	1,263,069	2,098,223	1,049,112	-	1,049,112
G	70%	814,312	1,073,894	1,888,206	1,321,744	-	1,321,744
H	100%	2,471,607	5,349,679	7,821,286	7,821,286	-	7,821,286
Total		190,539,788	13,421,673	203,961,461	12,714,778	824,247	13,539,025

							Consolidated
							03/31/2015
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	111,161,948	-	111,161,948	-	-	-
A	0.5%	92,970,866	-	92,970,866	464,854	256,852	721,706
B	1%	16,452,123	2,698,364	19,150,487	191,505	264,980	456,485
C	3%	7,963,828	3,118,328	11,082,156	332,464	324,466	656,930
D	10%	5,512,248	2,544,434	8,056,682	805,668	-	805,668
E	30%	2,062,426	1,790,407	3,852,833	1,155,850	-	1,155,850
F	50%	872,930	1,141,645	2,014,575	1,007,288	-	1,007,288
G	70%	859,622	1,073,178	1,932,800	1,352,960	-	1,352,960
H	100%	2,195,884	5,725,600	7,921,484	7,921,484	-	7,921,484
Total		240,051,875	18,091,956	258,143,831	13,232,073	846,298	14,078,371

							Consolidated
							12/31/2014
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	102,217,003	-	102,217,003	-	-	-
A	0.5%	89,864,937	-	89,864,937	449,325	257,887	707,212
B	1%	17,398,578	2,476,079	19,874,657	198,746	276,270	475,016
C	3%	6,478,179	2,743,513	9,221,692	276,651	296,454	573,105
D	10%	5,925,915	2,069,012	7,994,927	799,493	-	799,493
E	30%	2,159,827	1,539,359	3,699,186	1,109,756	-	1,109,756
F	50%	836,662	1,411,579	2,248,241	1,124,120	-	1,124,120
G	70%	814,329	1,185,652	1,999,981	1,399,987	-	1,399,987
H	100%	2,472,903	5,920,372	8,393,275	8,393,275	-	8,393,275
Total		228,168,333	17,345,566	245,513,899	13,751,353	830,611	14,581,964
(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio and the current regulatory requirements.

(3) On March 31, 2015, the total loan portfolio includes the amount of R$81,775 (12/31/2014 - R$77,899) in the Bank and R$92,176 (12/31/2014 - R$82,368) Consolidated, related to the adjustment to fair value of loans that are hedged, registered under the article 5 Circular Letter 3,624 of Bacen of 26 December, 2013 and which are not contemplated in footnote levels of risk (Note 6.b.V.a).

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				01/01 to	01/01 to	01/01 to	01/01 to
				03/31/2015	03/31/2014	03/31/2015	03/31/2014
Balance at Beginning				13,539,025	13,829,240	14,581,964	14,999,204
Allowances Recognized				2,568,985	2,603,757	2,859,795	3,001,236
Write-offs				(3,182,900)	(2,733,277)	(3,363,388)	(2,950,702)
Balance at End (1)				12,925,110	13,699,720	14,078,371	15,049,738
Current				4,471,357	2,963,858	4,995,446	3,532,365
Long-term				8,453,753	10,735,862	9,082,925	11,517,373
Recoveries Credits (2)				417,873	625,074	456,527	655,182
(1) Includes R$23 (12/31/2014 - R$827) in the Bank and R$65,022 (12/31/2014 - R$122,834) in the Consolidated provision recorded for the leasing portfolio.

(2) It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting the value to R$51,468 (2014 - R$29,950) Bank and Consolidated.

g) Renegotiated Credits

					Bank		Consolidated
				03/31/2015	12/31/2014	03/31/2015	12/31/2014
Renegotiated Credits				12,689,525	13,860,390	12,744,579	13,917,809
Allowance for Loan Losses				(6,357,421)	(7,028,140)	(6,377,155)	(7,050,616)
Percentage of Coverage on Renegotiated Credits				50.1%	50.7%	50.0%	50.7%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	03/31/2015		12/31/2014
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	10,481,436	3.0%	8,529,936	2.8%
10 Biggest	40,250,483	12.6%	35,078,339	11.4%
20 Biggest	55,349,556	17.2%	50,207,652	16.3%
50 Biggest	80,763,340	24.8%	75,668,335	24.6%
100 Biggest	103,013,529	31.2%	96,187,838	31.2%
(1) Includes portions of loans to release the business plan.
(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.
(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			03/31/2015	12/31/2014
Assets
Rights to Foreign Exchange Sold			42,847,277	47,387,964
Exchange Purchased Pending Settlement			37,551,968	38,636,435
Advances in Local Currency			(324,738)	(353,008)
Income Receivable from Advances and Importing Financing (Note 8.a)			61,651	57,133
Currency and Documents Term Foreign Currency			1,943	-
Total			80,138,101	85,728,524
Current			78,493,202	84,963,646
Long-term			1,644,899	764,878
Liabilities
Exchange Sold Pending Settlement			46,654,911	47,545,000
Foreign Exchange Purchased			34,617,525	37,440,279
Advances on Foreign Exchange Contracts (Note 8.a)			(4,442,006)	(4,687,958)
Others			82	94
Total			76,830,512	80,297,415
Current			75,225,589	79,617,514
Long-term			1,604,923	679,901
Memorandum Accounts
Open Import Credits			973,575	948,300
Confirmed Export Credits			580,070	818,410

10. Trading Account

		Bank		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Assets
Financial Assets and Pending Settlement Transactions	757,180	2,236,724	757,612	2,236,874
Clearinghouse Transactions	-	144,737	19,094	144,791
Debtors Pending Settlement	14	-	249,585	140,790
Stock Exchanges - Guarantee Deposits	248,753	461,536	248,753	461,536
Others (1)	990,970	223,723	990,970	704,489
Total	1,996,917	3,066,720	2,266,014	3,688,480
Current	1,996,917	2,921,983	2,246,985	3,543,743
Long-term	-	144,737	19,029	144,737
Liabilities
Financial Assets and Pending Settlement Transactions	127,702	846,523	151,366	902,820
Creditors Pending Settlement	248	396	155,694	44,812
Creditors for Loan of Shares	37,190	48,475	120,688	136,808
Clearinghouse Transactions	-	3,431	70,959	41,347
Records and Settlement	2,604	2,566	3,251	3,410
Acquisition and Subscription of Securities Arising Release	-	-	1,274	1,274
Others	7,796	-	7,999	401
Total	175,540	901,391	511,231	1,130,872
Current	144,919	870,772	480,610	1,100,253
Long-term	30,621	30,619	30,621	30,619
(1) Refers to guarantee the deposits made in derivative transactions with customers in the market.

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

					Bank
		12/31/2014	Recognition	Realization	03/31/2015
Allowance for Loan Losses		7,321,677	542,739	(702,236)	7,162,180
Reserve for Legal and Administrative Proceedings - Civil		760,181	70,859	(56.747)	774,293
Reserve for Tax Risks and Legal Obligations		4,225,376	119,124	(44,895)	4,299,605
Reserve for Legal and Administrative Proceedings - Labor		742,869	115,854	(92,928)	765,795
Adjustment to Fair Value of Trading Securities and Derivatives (1)		1,583,126	2,594,654	-	4,177,780
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		321,075	288,160	-	609,235
Accrual for Pension Plan (2)		1,300,921	1,400	-	1,302,321
Profit Sharing, Bonuses and Personnel Gratuities		268,733	97,163	(229,279)	136,617
Other Temporary Provisions (3)		1,950,211	-	(90,656)	1,859,555
Total Tax Credits on Temporary Differences		18,474,169	3,829,953	(1,216,741)	21,087,381
Tax Loss Carryforwards		658,417	1,930,047	-	2,588,464
Social Contribution Tax - Executive Act 2,158/2001		641,213	-	-	641,213
Total Tax Credits		19,773,799	5,760,000	(1,216,741)	24,317,058
Unrecorded Tax Credits		(133,482)	(9,556)	-	(143,038)
Balance of Recorded Tax Credits		19,640,317	5,750,444	(1,216,741)	24,174,020
Current		5,708,490			8,933,105
Long-term		13,931,827			15,240,915

					Consolidated
		Acquisition/
	12/31/2014	Merger (4)	Recognition	Realization	03/31/2015
Allowance for Loan Losses	8,029,815	1,758	667,904	(760,456)	7,939,021
Reserve for Legal and Administrative Proceedings - Civil	825,856	-	74,236	(61,906)	838,186
Reserve for Tax Risks and Legal Obligations	4,974,728	-	141,676	(63,642)	5,052,762
Reserve for Legal and Administrative Proceedings - Labor	769,870	-	120,868	(93,515)	797,223
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,583,691	-	2,689,112	(2)	4,272,801
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	359,008	8	290,355	(705)	648,666
Accrual for Pension Plan (2)	1,309,143	-	1,580	-	1,310,723
Profit Sharing, Bonuses and Personnel Gratuities	288,681	-	101,876	(244,165)	146,392
Other Temporary Provisions (3)	2,082,002	-	103,046	(94,695)	2,090,353
Total Tax Credits on Temporary Differences	20,222,794	1,766	4,190,653	(1,319,086)	23,096,127
Tax Loss Carryforwards	1,366,364	-	1,931,021	(77,219)	3,220,166
Social Contribution Tax - Executive Act 2,158/2001	655,359	-	-	-	655,359
Total Tax Credits	22,244,517	1,766	6,121,674	(1,396,305)	26,971,652
Unrecorded Tax Credits	(272,144)	-	(10,009)	-	(282,153)
Balance of Recorded Tax Credits	21,972,373	1,766	6,111,665	(1,396,305)	26,689,499
Current	6,324,664				9,584,618
Long-term	15,647,709				17,104,881
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned (Note 3.l).
(3) Composed mainly by administrative provisions and judicial deposits.
(4) Acquisition and merger of companies (Note 15).

b) Expected Realization of Recorded Tax Credits

							Bank
							03/31/2015
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2015	4,718,903	2,834,821	120,576	-	-	7,674,300	7,674,300
2016	2,902,609	1,740,472	160,768	183,742	47,632	5,035,223	5,035,223
2017	2,923,121	1,750,436	160,768	82,818	21,423	4,938,566	4,938,566
2018	974,111	580,522	50,123	585,899	153,688	2,344,343	2,344,343
2019	257,526	157,549	13,241	864,093	225,848	1,518,257	1,518,257
2020 to 2022	562,047	333,404	3,310	871,912	192,622	1,963,295	1,963,295
2023 to 2024	379,585	264,318	-	-	-	643,903	643,903
2025 to 2027	131,845	67,326	-	-	-	199,171	56,133
Total	12,849,747	7,728,848	508,786	2,588,464	641,213	24,317,058	24,174,020

							Consolidated
							03/31/2015
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2015	4,967,126	2,984,984	123,465	110,424	3,029	8,189,028	8,188,957
2016	3,250,242	1,942,305	164,620	241,520	49,716	5,648,403	5,648,379
2017	3,460,941	2,051,241	162,225	121,666	30,456	5,826,529	5,826,501
2018	1,037,196	617,841	51,128	661,585	153,688	2,521,438	2,521,418
2019	298,499	177,996	14,098	942,219	225,848	1,658,660	1,658,660
2020 to 2022	584,944	344,844	3,525	953,177	192,622	2,079,112	2,079,112
2023 to 2024	389,996	269,499	-	31,562	-	691,057	691,057
2025 to 2027	132,019	67,393	-	156,284	-	355,696	75,415
After 2027	-	-	-	1,729	-	1,729	-
Total	14,120,963	8,456,103	519,061	3,220,166	655,359	26,971,652	26,689,499

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The total present value of tax credits is R$20,458,955 (12/31/2014 - R$16,492,413) in the Bank and R$22,628,427 (12/31/2014 - R$18,486,178) Consolidated and the present value of recorded tax credits is R$20,403,307 (12/31/2014 - R$16,437,121) in the Bank and R$22,518,549 (12/31/2014 - R$18,377,274) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases and social contribution tax at the rate of 18% (Provisional Act 2.158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Others

					Bank		Consolidated
				03/31/2015	12/31/2014	03/31/2015	12/31/2014
Notes and Credits Receivable (Note 8.a)
Credit Cards				13,055,230	14,052,038	13,055,230	14,052,038
Receivables				12,784,686	14,024,849	14,878,512	16,125,589
Rural Product				148,243	152,419	148,243	152,419
Escrow Deposits for
Tax Claims				3,321,702	3,289,830	5,181,311	5,090,548
Labor Claims				1,615,818	1,641,560	1,661,035	1,683,700
Others				613,919	591,083	1,117,956	939,005
Contract Guarantees - Former Controlling Stockholders (Note 23.i)				699,627	692,663	784,262	778,910
Recoverable Taxes				2,048,908	2,026,635	2,975,073	2,993,776
Receivables - Buyer Services				9,210,428	9,375,984	9,210,428	9,375,984
Reimbursable Payments				140,832	148,836	146,275	154,232
Salary Advances/Others				159,878	60,742	177,979	74,317
Debtors for Purchase of Assets (Note 8.a)				65,094	92,778	67,008	94,974
Receivable from Affiliates (Note 26.e)				655,412	630,648	641,625	616,488
Employee Benefit Plan (Note 35)				565	557	565	557
Others				2,458,957	2,233,728	2,991,585	2,639,449
Total				46,979,299	49,014,350	53,037,087	54,771,986
Current				32,676,102	36,043,378	35,485,361	38,698,530
Long-term				14,303,197	12,970,972	17,551,726	16,073,456

13. Non-Current Assets Held for Sale

Non-current assets held for sale includes foreclosed assets and other tangible assets. Moreover, on September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred for this heading (Note 15) whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by CPC 31. Based on this disposal plan, part of the investment was disposed in March 2015 (Note 37.g).

The total of non-current assets held for sale is R$133,045 (12/31/2014 - R$397,029), and the values of liabilities directly assocoated with non-current assets held for sale are R$1,197 (12/31/2014 - R$43,869).

On March 23, 2015, Santander Holdings sold all of its interest in Santos Energia and its subsidiaries, Santos Energia e suas controladas, Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. and Gestamp Eólica Lagoa Nova S.A.for ICG Brasil S.A. (Note 37.g).

14. Dependence Information and Foreign Subsidiary

Banco Santander established has an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander Brasil EFC), in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch		Santander Brasil EFC
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Assets	87,086,070	66,016,440	3,584,726	3,221,779
Current and Long-term Assets	87,086,041	66,016,413	3,583,858	3,220,756
Cash	911,264	404,764	192,499	158,184
Interbank Investments	9,233,586	4,008,957	-	-
Securities and Derivatives Financial Instruments	33,635,047	27,336,122	406,699	60,899
Lending Operations (1)	35,695,471	26,761,027	2,584,049	2,763,744
Foreign Exchange Portfolio	4,636,820	2,840,956	-	-
Others	2,973,853	4,664,587	400,611	237,929
Permanent Assets	29	27	868	1,023
Liabilities	87,086,070	66,016,440	3,584,726	3,221,779
Current and Long-term Liabilities	50,716,553	43,855,433	886,599	705,836
Deposits and Money Market Funding	8,994,233	9,367,993	-	-
Funds from Acceptance and Issuance of Securities	12,851,362	11,756,311	-	-
Borrowings (2)	21,112,968	17,709,059	68,914	387,244
Foreign Exchange Portfolio	4,438,032	2,684,895	-	-
Others	3,319,958	2,337,175	817,685	318,592
Deferred Income	516	627	17,209	14,271
Stockholders' Equity (3) (4)	36,369,001	22,160,380	2,680,918	2,501,672
(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.
(3) In the first quarter of 2014, the Grand Cayman Branch paid the amount of R$584.250 through dividends to Banco Santander.

(4) According of the Executive Board of Banco Santander (Brasil) held on September 1, 2014, was approved the allocation of additional resources to the Agency Grand Cayman, in the amount of US$4,000,000, and the capital highlighted the Agency of US$7,114,267 to $11,114,267 of this amount US$1,000,000 were held on 30 December 2014 and the balance US$3,000,000 were carried out in the 5th, 6th and 7th of January 2015. The allocation of these additional resources was approved by the Bacen on November 3, 2014.

The results Agency Grand Cayman in the first quarter of 2015 was a profit of R$112,344 (2014 - R$451,445) and the result of subsidiary Santander Brazil EFC was a profit of R$12,267 (2014 - R$11,186).

15. Investments in Affiliates and Subsidiaries

					03/31/2015
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,796	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil)	Financial	1	1	39.89%	39.89%
Santander Securities Services Brasil DTVM S.A. (Current Corporate Name of CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM)) (8)	Dealer	1,740	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) (9)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A (Santander Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory)	Other Activities	1,323	-	96.52%	96.52%
Santander Participações S.A. (Santander Participações) (10)	Holding	4,597	-	100.00%	100.00%
Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.) (Current Corporate Name of Santander Getnet Serviços para Meios de Pagamento S.A. (Santander Getnet) (6)	Other Activities	61,565	-	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	11,251,175	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	174,360,451	-	60.65%	60.65%
Mantiq Investimentos Ltda. (Mantiq)	Other Activities	4,800	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Controlled by CFI RCI Brasil
Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing)	Leasing	163	81	-	100.00%

					03/31/2015
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Aymoré CFI (12) (14
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super) (12)	Other Activities	20,000	-	-	50.00%
Banco Bonsucesso Consignado S.A. (Banco Bonsucesso Consignado) (14)	Bank	210,000	-	-	60.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A. (Evidence) (4)	Private Pension	8,938,026	-	-	100.00%
Controlled by Santander Serviços
Webcasas S.A.	Other Activities	24,500	-	-	100.00%
Controlled by Webmotors S.A. (2)
Idéia Produções e Design Ltda. - MEC (Idéia Produções)	Other Activities	220	-	-	100.00%
KM Locanet Ltda. - ME (Compreauto)	Other Activities	1	-	-	100.00%
Virtual Motors Páginas Eletrônicas Ltda. - ME (Virtual Motors) (13)	Other Activities	1	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1)	Other Activities	3,859	2,953	11.11%	11.11%
Campo Grande Empreendimentos	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (2)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan) (7)	Other Activities	743,944	-	-	19.81%
Subsidiary Companies of Getnet S.A (Current Corporate Name of Santander Getnet) (6) (11)
Auttar HUT Processamento de Dados Ltda. (Auttar HUT) (11)	Other Activities	3,865	-	-	100.00%
Go Pay Comércio e Serviços de Tecnologia da Informação Ltda. (Go Pay) (11)	Other Activities	2,042	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia) (11)	Other Activities	1,276	-	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale) (11)	Other Activities	6,050	-	-	100.00%
Transacciones Eletrónicas Pos Móvil S.A. (Pos Móvil) (11)	Other Activities	10	-	-	100.00%
Izettle do Brasil S.A. (6) (11)	Other Activities	5,300	-	-	50.00%
Controlled by TecBan (7)
Tbnet Comércio Locação e Administração Ltda. (Tbnet)	Other Activities	11,156	-	-	100.00%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbfort)	Other Activities	7,817	-	-	100.00%
Controlled by Banco Bonsucesso Consignado (14)
BPV Promotoda de Vendas e Cobrança Ltda. (14)	Other Activities	6,950	-	-	100.00%
BSI Informática Ltda. (14)	Other Activities	450	-	-	100.00%
Affiliate
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted	Net Income
	Stockholders'	(Loss) Adjusted	Investments Value		Equity Accounting Results
	Equity	01/01 to			01/01 to	01/01 to
	03/31/2015	03/31/2015	03/31/2015	12/31/2014	03/31/2015	03/31/2014
Controlled by Banco Santander
Santander Leasing	5,206,494	192,699	4,090,952	4,134,503	151,412	64,837
Santander Brasil Consórcio	151,224	4,310	151,224	146,914	4,310	5,439
Banco Bandepe	3,034,832	74,493	3,034,826	2,958,836	74,488	56,789
Aymoré CFI	1,394,619	147,745	1,394,619	1,296,864	147,755	62,905
CFI RCI Brasil	1,327,391	60,021	529,509	505,566	23,943	19,387
Santander Securities Services Brasil DTVM S.A. (Current Corporate Name of CRV DTVM (8)	900,051	30,387	900,051	869,700	30,387	1,408
Santander CCVM (9)	413,543	31,265	413,543	402,277	31,265	8,274
Santander Microcrédito	22,466	355	22,466	22,111	355	(34)
Santander Brasil Advisory	13,761	336	13,283	12,958	324	184
Santander Participações (10)	1,859,230	10,610	1,859,230	1,754,462	10,610	21,809
Getnet S.A. (Current Corporate Name of Santander Getnet) (6)	1,361,681	75,404	1,126,796	1,149,896	33,045	10,327
Sancap	317,727	7,483	317,727	313,254	7,483	23,645
Santander Serviços	610,453	40,962	370,261	345,416	24,845	16,917
Mantiq	10,045	837	10,045	10,708	837	674
Santos Energia Participações S.A. (Santos Energia) (5)	-	-	-	-	-	(1,904)
Santander Brasil EFC	2,680,918	12,267	2,680,918	2,501,672	12,267	10,658
Controlled by CFI RCI Brasil
RCI Brasil Leasing	773,522	36,082	-	-	-	-
Controlled by Aymoré CFI (12) (14)
Super (12)	32,849	(1,236)	-	-	-	-
Banco Bonsucesso Consignado (14)	599,634	4,483	-	-	-	-
Controlled by Sancap
Santander Capitalização	207,711	22,043	-	-	-	-
Evidence (4)	172,044	(14,740)	-	-	-	-
Controlled by Santander Serviços
Webcasas S.A.	19,192	(1,310)	-	-	-	-

	Adjusted	Net Income
	Stockholders'	(Loss) Adjusted	Investments Value		Equity Accounting Results
	Equity	01/01 to			01/01 to	01/01 to
	03/31/2015	03/31/2015	03/31/2015	12/31/2014	03/31/2015	03/31/2014
Controlled by Webmotors S.A. (2)
Idéia Produções	1,429	89	-	-	-	-
KM Locanet Ltda - ME (Compreauto)	1,946	382	-	-	-	-
Virtual Motors (13)	207	206	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec (1)	74,176	96	10,114	10,236	13	(177)
Norchem Participações	48,353	875	24,176	23,739	438	409
EBP (1)	59,369	(14,796)	6,596	8,241	(1,644)	(2,684)
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (2)	232,999	7,514	-	-	-	-
TecBan (7)	386,302	40,993	-	-	-	-
Controlled by Getnet S.A. (Current Corporate Name of Santander Getnet) (6)
Auttar HUT (11)	8,303	629	-	-	-	-
Go Pay (11)	291	10	-	-	-	-
Integry Tecnologia (11)	4	(30)	-	-	-	-
Toque Fale (11)	1,015	975	-	-	-	-
Pos Móvil (11)	(395,770)	(728,285)	-	-	-	-
Izetlle do Brasil S.A. (6) (11)	(5,256)	(2,155)	-	-	-	-
Controlled by TecBan (7)
Tbnet	2,399	(1,965)	-	-	-	-
Controlled by Tebnet
Tbforte	1,466	(1,547)	-	-	-	-
Controlled by Banco Bonsucesso Consignado (14)
BPV Promotoda de Vendas e Cobrança Ltda. (14)	7,861	(1,549)	-	-	-	-
BSI Informática Ltda. (14)	(461)	(1,295)	-	-	-	-
Affiliate
BW Guirapá I S.A. (3)	-	-	-	-	-	(2,439)
Norchem Holdings	90,683	1,415	19,723	19,416	308	339
Others	-	-	255	270	-	-
Total Bank			16,976,314	16,487,039	552,441	296,763
Affiliate
BW Guirapá I S.A. (3)	-	-	-	-	-	(397)
Norchem Holdings	90,683	1,415	19,723	19,416	308	339
Others	-	-	256	256	321	-
Total Consolidated			19,979	19,672	629	(58)

(1) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(2) Although participation exceeds 50%, in accordance with the shareholders' agreement, the control is shared by Santander Serviços and Carsales.com. Investments PTY LTD (Carsales).

(3) In September 2014, the joint control held on BW Guirapá I S.A. and their wind energy companies by Banco Santander were transferred to Santander Participações and reclassified to non-current assets held for sale, as mentioned in Note 13.

(4) On the Extraordinary Shareholders Meeting (ESM) held on December 5,2014 was approved the capital increase by Sancap amounting R$140,000, through the issue of 7,000,000 new common shares, no face value, changing the current capital from R$45,000 to R$185,000. On January 29, 2015, was approved by the Superintendência de Seguros Privados - Susep, the transfer of Ensuring Benefits Fund Portfolio - FGB Zurich Santander Brasil Seguros e Previdência S.A. for Evidence Previdência S.A. On February 2, 2015, assets and reserves of that license has been transferred and are now managed by the Evidence.

(5) At the ESM occurred on September 8, 2014, the shareholders approved a capital increase at the amount of R$23,820, from the current capital of R$87,180 to R$111,000, by the issuance of 40,448,655 new common shares, no face value, subscribed and paid by Santander Participações (see Note 10 below). In September 2014, the investment held on Santos Energia and their wind energy companies by Banco Santander were reclassified to non-current assets held for sale, which were sold in March 2015 as mentioned in Note 13.

(6) On April 4, 2014, was realized the payment of the total capital of Getnet S.A. the amount of R$3,000, from the current R$13,000 to R$16,000 and approved as well the merger of Santander Getnet to Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet S.A.). At the ESM held on July 31, 2014 the shareholders approved a capital increase at the amount of R$1,173,503, from the current capital R$16,000 to R$1,189,503, by issuance of 53,565,000 new common shares, nominative and no face value, fully subscribed and paid by Banco Santander as follows: R$1,156,263 in current national currency and R$17,240 by conferencing of the book value by Banco Santander of 5,300 common shares, no face value, issued of Izettle do Brasil Meios de Pagamento S.A. to Getnet S.A. capital (Note 37.b and 37.d).

(7) On the ESM held on April 9, 2014 the capital increase of TecBan of R$99,397 was approved from the current R$166,406 to R$265,803, without the issuance of new shares by capitalization of income for the year ended December 31, 2013 and all of its reserves, excluding capital reserves. In November 2014, Santander Serviços sold 1.16% of its investment in this company.

(8) The ESM of June 6, 2014, was approved to change the name of the CRV DTVM for Santander Securities Services Brasil DTVM S.A., which was approved by the Central Bank on July 25, 2014 (Note 37.f). The ESM held on September 16, 2014 approved the capital increase by the amount of R$822,000, in which its capital was increased from R$18,313 to R$840,313, through the issue of 1,673,368 new common shares, no face value. The capital increase was approved by the Central Bank, on October 3, 2014.

(9) The ESM of June 10, 2014, was approved the increase of the share capital of Santander CCVM of R$100,302 from the current R$195,698 to R$296,000, through the issue of 7,715,540,000 new shares, of which 3,857,770,000 common shares and 3,857,770,000 preferred capital increase was approved by the Bacen on July 3, 2014.

(10) At the ESM held on August 1, 2014 was approved the increase of its capital stock amounting to R$98,562; and the capital stock of R$1,131,738 to R$1,230,300 through the issuance of 242,471 new common shares subscribed and paid by Banco Santander as follows: R$20,050 in local currency and R$78,512 through the transfer by Banco Santander, of 131,583,368 common shares Santos Energia, through its investment in Santos Energia to Santander Participações. At the ESM held on September 1, 2014, was approved a further increase in the share capital of Santander Participações of R$320,700, and the capital stock of R$1,230,300 for R$1,551,000 through the issuance of 761,053 new common shares subscribed and paid by Banco Santander as follows: R$249,087 in local currency and R$71,613 by transferring at Banco Santander, of 252,311 common shares of BW Guirapá I S.A., and its tied obligation to those shares of conduct the paying in still pending in BW Guirapá I SA in the amount of R$91,000, through its investment for Santander Participações. At the ESM held on January 7, 2015 was approved the increase of its capital stock amounting to R$149,000; and the capital stock of R$1,551,000 to R$1,700,000 through the issuance of 360,348 new common shares subscribed and paid by Banco Santander in local currency.

(11) Companies acquired indirectly by the acquisition of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.S.A. (Getnet) by Getnet S.A (Current Corporate Name of Santander Getnet) (Note 37.b).

(12) Investment acquired on December 12, 2014 (Note 37.a). The ESM of December 15, 2014, was approved the capital reduction of Super in order to fit the value of effectively paid amounts, which goes from R$51,128 to R$49,451, the reduction in the amount of R$1,677, without cancellation of shares, and no refund of any amounts to shareholders, subject to the provisions of applicable law.

(13) Investment acquired on December 10, 2014 (Note 37.h).
(14) Companies acquired indirectly by the acquisition of Banco Bonsucesso Consignado (Note 37.c).

16. Fixed Assets

				Bank
			03/31/2015	12/31/2014
	Cost	Depreciation	Net	Net
Real Estate	2,550,716	(542,935)	2,007,781	2,014,388
Land	665,163	-	665,163	665,163
Buildings	1,885,553	(542,935)	1,342,618	1,349,225
Others Fixed Assets	9,833,393	(5,465,651)	4,367,742	4,500,242
Installations, Furniture and Equipment	2,501,740	(1,166,931)	1,334,809	1,346,539
Data Processing Equipment	2,713,947	(1,961,150)	752,797	742,357
Leasehold Improvements	3,292,161	(1,716,241)	1,575,920	1,614,524
Security and Communication Equipment	591,470	(368,314)	223,156	221,338
Others	734,075	(253,015)	481,060	575,484
Total	12,384,109	(6,008,586)	6,375,523	6,514,630

				Consolidated
			03/31/2015	12/31/2014
	Cost	Depreciation	Net	Net
Real Estate	2,642,016	(547,631)	2,094,385	2,102,109
Land	695,688	-	695,688	666,638
Buildings	1,946,328	(547,631)	1,398,697	1,435,471
Others Fixed Assets	10,935,070	(6,246,253)	4,688,817	4,820,711
Installations, Furniture and Equipment	2,590,863	(1,224,964)	1,365,899	1,378,768
Data Processing Equipment	2,970,282	(2,102,301)	867,981	852,903
Leasehold Improvements	3,346,662	(1,745,930)	1,600,732	1,638,656
Security and Communication Equipment	1,247,306	(911,310)	335,996	341,170
Others	779,957	(261,748)	518,209	609,214
Total	13,577,086	(6,793,884)	6,783,202	6,922,820

17. Intangibles

				Bank
			03/31/2015	12/31/2014
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,120,038	(21,403,632)	4,716,406	5,631,049
Other Intangible Assets	7,331,851	(4,248,220)	3,083,631	3,249,090
Acquisition and Development of Software	4,716,890	(2,919,156)	1,797,734	1,862,728
Exclusivity Contracts for Provision of Banking Services	2,452,601	(1,271,456)	1,181,145	1,277,166
Others	162,360	(57,608)	104,752	109,196
Total	33,451,889	(25,651,852)	7,800,037	8,880,139

				Consolidated
			03/31/2015	12/31/2014
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies (1)	27,531,190	(21,509,875)	6,021,315	6,867,451
Other Intangible Assets	7,692,741	(4,460,851)	3,231,890	3,397,904
Acquisition and Development of Software	5,067,004	(3,126,928)	1,940,076	2,008,275
Exclusivity Contracts for Provision of Banking Services	2,452,601	(1,271,456)	1,181,145	1,277,166
Others	173,136	(62,467)	110,669	112,463
Total	35,223,931	(25,970,726)	9,253,205	10,265,355

(1) Includes R$1,054,273 (12/31/2014 - R$1,054,273) from goodwill determined by Getnet SA (current corporate name of Santander Getnet) at the acquisition of all the shares issued by Getnet Technology Capture and Processing Transactions H.U.A.H. S.A. (Getnet) in July 31, 2014 (Note 15 and 37.b).

Goodwill is measured annually, or whenever there is any indication that the asset may be impaired. We record our goodwill according to our operating segments.

Value in use is used as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 5 years.We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on assessment valuations prepared by independent research company, annually, which is reviewed and approved by the Executive Board.

Based on the assumptions described above, has not identified any impairment of goodwill.

18. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					03/31/2015	12/31/2014
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	15,342,716	-	-	-	15,342,716	16,126,771
Savings Deposits	37,569,276	-	-	-	37,569,276	37,938,936
Interbank Deposits	-	876,712	28,622,631	1,818,680	31,318,023	18,848,028
Time Deposits	236,859	19,430,091	13,749,377	50,903,991	84,320,318	86,132,463
Total	53,148,851	20,306,803	42,372,008	52,722,671	168,550,333	159,046,198
Current					115,827,662	107,640,787
Long-term					52,722,671	51,405,411

						Consolidated
					03/31/2015	12/31/2014
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	15,254,997	-	-	-	15,254,997	16,049,202
Savings Deposits	37,569,276	-	-	-	37,569,276	37,938,936
Interbank Deposits	-	1,052,875	882,059	1,813,335	3,748,269	3,776,431
Time Deposits	236,859	19,430,091	13,655,314	50,685,692	84,007,956	85,867,398
Total	53,061,132	20,482,966	14,537,373	52,499,027	140,580,498	143,631,967
Current					88,081,471	92,206,481
Long-term					52,499,027	51,425,486

b) Money Market Funding

						Bank
					03/31/2015	12/31/2014
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		56,333,872	18,295,985	33,158,678	107,788,535	123,498,740
Government Securities		50,561,404	21,126	-	50,582,530	71,764,464
Others		5,772,468	18,274,859	33,158,678	57,206,005	51,734,276
Third Parties		17,549,236	-	-	17,549,236	11,851,434
Linked to Trading Portfolio Operations		-	1,724,303	15,112,004	16,836,307	11,196,524
Total		73,883,108	20,020,288	48,270,682	142,174,078	146,546,698
Current					93,903,396	105,431,390
Long-term					48,270,682	41,115,308

						Consolidated
					03/31/2015	12/31/2014
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		41,361,741	15,800,444	32,703,922	89,866,107	87,304,790
Government Securities		35,768,238	21,126	-	35,789,364	37,602,913
Debt Securities in Issue		4,720,207	14,114,388	31,735,331	50,569,926	44,761,446
Others		873,296	1,664,930	968,591	3,506,817	4,940,431
Third Parties		10,399,992	-	-	10,399,992	11,851,434
Linked to Trading Portfolio Operations		-	1,724,303	15,112,004	16,836,307	11,196,524
Total		51,761,733	17,524,747	47,815,926	117,102,406	110,352,748
Current					69,286,480	69,587,062
Long-term					47,815,926	40,765,686

c) Funds from Acceptance and Issuance of Securities

						Bank
					03/31/2015	12/31/2014
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		16,258,307	20,673,382	29,188,862	66,120,551	58,570,548
Real Estate Credit Notes - LCI (1)		7,290,410	15,236,235	1,127,188	23,653,833	22,669,332
Agribusiness Credit Notes - LCA (2)		1,063,345	893,430	42,169	1,998,944	1,902,783
Treasury Bills (3)		7,904,552	4,543,717	28,019,505	40,467,774	33,998,433
Securities Issued Abroad		8,292,277	1,662,753	2,956,294	12,911,324	11,795,624
Eurobonds		8,292,277	1,662,753	2,956,294	12,911,324	11,795,624
Funding by Structured Operations Certificates		130,953	221,832	2,755	355,540	264,101
Total		24,681,537	22,557,967	32,147,911	79,387,415	70,630,273
Current					47,239,504	44,771,208
Long-term					32,147,911	25,859,065

						Consolidated
					03/31/2015	12/31/2014
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Exchange Acceptances		75,697	503,891	418,410	997,998	998,861
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		16,258,307	21,361,138	31,837,978	69,457,423	61,892,983
Real Estate Credit Notes - LCI (1)		7,290,410	15,237,375	1,127,621	23,655,406	22,671,073
Agribusiness Credit Notes - LCA (2)		1,063,345	893,430	42,169	1,998,944	1,902,783
Treasury Bills (3)		7,904,552	5,230,333	30,668,188	43,803,073	37,319,127
Securities Issued Abroad		8,292,277	1,662,753	2,956,294	12,911,324	11,795,624
Eurobonds		8,292,277	1,662,753	2,956,294	12,911,324	11,795,624
Funding by Structured Operations Certificates		130,953	221,832	2,755	355,540	264,101
Total		24,757,234	23,749,614	35,215,437	83,722,285	74,951,569
Current					48,506,848	46,317,189
Long-term					35,215,437	28,634,380

(1) Real Estate Credit Notes are fixed income securities are by mortgages and mortgage-backed securities or liens on property. On March 31, 2015, has maturities between 2015 to 2020 (12/31/2014 - maturities between 2015 to 2020).

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 90,0% to 98,0% of CDI. On March 31, 2015, has maturities between 2015 to 2016 (12/31/2014 - maturities between 2015 to 2016).

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On March 31, 2015, has maturities between 2015 to 2025 (12/31/2014 - maturities between 2015 to 2025).

						Bank/Consolidated
					03/31/2015	12/31/2014
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	February and September-12	February-17	US$	4.6%	4,108,420	3,575,617
Eurobonds	April and November-10	April-15	US$	4.5%	2,685,004	2,173,398
Eurobonds	January and June-11	January-16	US$	4.3%	2,686,375	2,256,237
Eurobonds (2)	March and May-13	March-16	R$	8.0%	1,233,696	1,258,363
Eurobonds	March-13	April-18	US$	4.5% to 8.4% (1)	-	892,090
Eurobonds (2)	April-12	April-16	CHF	3.3%	511,960	412,596
Eurobonds (2)	June-13	June-15	CHF	1.1%	419,515	339,686
Eurobonds (2)	March-13	March-15	CHF	1.7%	-	187,974
Eurobonds (2)	April-12	April-16	CLP	4.6%	121,388	101,264
Eurobonds	March-15	March-16	US$	0.5%	68,972	-
Eurobonds	March-15	june-15	US$	1.3%	64,265	-
Eurobonds	November-14	May-16	US$	1.6%	64,261	53,141
Eurobonds	October-14	October-16	US$	2.0%	62,459	51,488
Eurobonds (2)	September-14	September-16	JPY	1.8%	29,437	24,480
Others					855,572	469,290
Total					12,911,324	11,795,624

(1) The transaction was settled early in the first quarter of 2015 and owned compound interest flow: up to April 17, 2013 equal to 4.5% per year in the period from April 18, 2013 a October 17, 2017 equal to 8.4% pa and October 18, 2017 a 17 April 2018 equal to 7.0% p.a.

(2) Includes R$1,867,044 (12/31/2014 - R$1,960,197) in cash flow hedge operations, being R$1,233,696 (12/31/2014 - R$1,258,363) indexed in Real, R$511,960 (12/31/2014 - R$600,570) indexed on foreign currency - Swiss Franc, R$121,388 (12/31/2014 - R$101,264) in Chilean Peso (Note 6.b.V.b), and R$448,952 (12/31/2014 - R$364,166) for market risk hedge operations, being R$419,515 (12/31/2014 - R$339,686) indexed to foreign currency - Swiss Franc and R$29,437 (12/31/2014 - R$24,480) indexed to foreing currency - YEN (Note 6.b.V.a).

d) Money Market Funding Expenses

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
		03/31/2015	03/31/2014	03/31/2015	03/31/2014
Time Deposits (1)		4,051,951	1,373,803	4,046,365	1,365,320
Savings Deposits		645,442	559,467	645,442	559,467
Interbank Deposits		588,537	577,612	92,597	95,754
Money Market Funding		4,286,673	2,984,223	3,304,548	2,500,183
Provisions and Capitalization Adjustment and Interest		-	-	27,904	27,885
Others (2)		2,820,227	2,714,294	2,953,216	2,813,222
Total		12,392,830	8,209,399	11,070,072	7,361,831
(1) In the Bank and Consolidate, includes the record of interest in the amount of R$121,975 (2014 - R$34,326) related to the issuance of the Debt Instrument Eligible Tier II Capital (Note 21).
(2) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

					Bank
				03/31/2015	12/31/2014
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	3,061	9,630	2,063	14,754	27,090
Foreign Borrowings	7,231,269	17,992,231	3,890,841	29,114,341	24,205,319
Import and Export Financing Lines	6,943,782	17,992,231	3,890,841	28,826,854	23,403,386
Other Credit Lines	287,487	-	-	287,487	801,933
Domestic Onlendings	1,321,453	3,983,253	10,681,991	15,986,697	15,613,513
Total	8,555,783	21,985,114	14,574,895	45,115,792	39,845,922
Current				30,540,897	27,922,582
Long-term				14,574,895	11,923,340

					Consolidated
				03/31/2015	12/31/2014
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	3,061	97,747	2,063	102,871	123,274
Foreign Borrowings	7,231,269	18,049,220	3,890,841	29,171,330	24,320,556
Import and Export Financing Lines	6,943,782	18,049,220	3,890,841	28,883,843	23,518,624
Other Credit Lines	287,487	-	-	287,487	801,932
Domestic Onlendings	1,321,453	3,983,253	10,681,991	15,986,697	15,613,513
Total	8,555,783	22,130,220	14,574,895	45,260,898	40,057,343
Current				30,686,003	28,134,003
Long-term				14,574,895	11,923,340

In the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2019 (12/31/2014 - through 2018) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.6% p.a. to 9.0% p.a. (12/31/2014 - 0.6% p.a. to 9.0% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.5% p.a. (12/31/2014 - 1.5% p.a.), plus exchange rate change falling due through 2015 (12/31/2014 - through 2015).

19. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

			Bank		Consolidated
		03/31/2015	12/31/2014	03/31/2015	12/31/2014
Provision for Tax Risks and Legal Obligations (Note 23.b)		11,631,852	11,383,052	14,497,115	14,205,897
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 23.i)		695,374	687,057	780,009	773,304
Deferred Tax Liabilities		1,157,908	1,190,304	1,769,613	1,802,416
Provision for Taxes and Contributions on Income		-	-	185,435	39,246
Taxes Payable		386,069	429,719	473,539	610,352
Total		13,871,203	13,690,132	17,705,711	17,431,215
Current		1,083,136	1,072,012	1,640,440	1,591,511
Long-term		12,788,067	12,618,120	16,065,271	15,839,704

a) Nature and Origin of Deferred Tax Liabilities

					Bank
			12/31/2014	Realization	03/31/2015
Adjustment to Fair Value of Trading Securities and Derivatives (1)			900,251	-	900,251
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			263,742	(24,615)	239,127
Excess Depreciation of Leased Assets			7,864	(340)	7,524
Others			18,447	(7,441)	11,006
Total			1,190,304	(32,396)	1,157,908

					Consolidated
		12/31/2014	Recognition	Realization	03/31/2015
Adjustment to Fair Value of Trading Securities and Derivatives (1)		925,433	4,896	(1,004)	929,325
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		267,350	17,100	(24,699)	259,751
Excess Depreciation of Leased Assets		588,035	244	(22,154)	566,125
Others		21,598	2,044	(9,230)	14,412
Total		1,802,416	24,284	(57,087)	1,769,613
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

					03/31/2015
					Bank
		Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total Activated	Total
2015	215,178	127,978	40,592	383,748	383,748
2016	281,697	167,277	54,123	503,097	503,334
2017	91,853	53,546	17,429	162,828	162,889
2018	27,270	15,986	5,197	48,453	48,453
2019	26,643	15,986	5,197	47,826	47,826
2020 to 2022	6,661	3,996	1,299	11,956	11,956
Total	649,302	384,769	123,837	1,157,908	1,158,206

					03/31/2015
					Consolidated
		Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total Activated	Total
2015	332,773	133,175	41,850	507,798	507,798
2016	400,915	173,500	55,800	630,215	630,451
2017	165,662	56,124	17,921	239,707	239,769
2018	98,790	17,191	5,294	121,275	121,275
2019	98,075	17,139	5,294	120,508	120,508
2020 to 2022	144,501	4,285	1,324	150,110	150,110
Total	1,240,716	401,414	127,483	1,769,613	1,769,911

20. Subordinated Debts

Consist of securities issued according to Bacen. Rules, which are used as Tier II Regulatory Capital for calculating operating limits, according to the proportion defined by Resolution 4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

						Bank/Consolidated
					03/31/2015	12/31/2014
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$ 1.500	105.0% CDI	3,791,720	3,683,128
Subordinated Deposit Certificates	October-06	September-16	R$ 850	104.5% CDI	2,049,206	1,990,794
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$ 447	104.5% CDI	1,112,392	1,080,684
Subordinated Deposit Certificates	May-08	May-15 to May-18	R$ 283	CDI (2)	117,629	114,050
Subordinated Deposit Certificates	May-08 to June-08	May-15 to June-18	R$ 268	IPCA (3)	448,898	425,420
Total					7,519,845	7,294,076
Current					209,242	199,123
Long Term					7,310,603	7,094,953
(1) Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.
(2) Indexed between 100% and 112% of CDI.
(3) Indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

21. Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital for the issuance of equity instruments to compose the Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan (Note 24.f), are as follows:

						Bank/Consolidated
					03/31/2015	12/31/2014
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (3)	Total	Total
Tier I (1)	January - 14	No Deadline (Perpetual)	R$ 3.000	7.375%	4,062,473	3,363,697
Tier II (2)	January - 14	January - 24	R$ 3.000	6.000%	4,051,321	3,412,949
Total					8,113,794	6,776,646
Current					108,470	148,298
Long-term					8,005,324	6,628,348
(1) Interest rate paid quarterly from April 29, 2014.
(2) Interest rate paid semiannually from July 29, 2014.
(3) The effective interest rate, considering the Taxes (IR) made by the issuer, is 8.676% and 7.059% for instruments Tier I and II, respectively.

22. Other Payables - Other

				Bank		Consolidated
			03/31/2015	12/31/2014	03/31/2015	12/31/2014
Provision Technical for Capitalization Operations			-	-	1,672,877	1,651,770
Payables for Credit Cards			17,554,035	19,350,521	17,554,048	19,350,528
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 23.b)			3,588,773	3,526,994	3,827,546	3,761,447
Employee Benefit Plans (Note 35)			3,869,343	3,845,722	3,893,873	3,869,728
Payables for Acquisition of Assets and Rights (1)			372,625	489,860	372,625	489,860
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 23.i)			4,253	5,606	4,253	5,606
Accrued Liabilities
Personnel Expenses			1,091,174	1,370,962	1,176,737	1,471,725
Administrative Expenses			387,719	369,528	419,783	461,847
Others Payments			122,084	119,419	196,588	195,785
Creditors for Unreleased Funds			950,745	1,072,345	950,745	1,072,345
Provision of Payment Services			229,875	295,015	229,875	295,015
Suppliers			174,617	204,110	654,517	671,311
Others			2,308,075	2,248,474	4,642,202	3,121,842
Total			30,653,318	32,898,556	35,595,669	36,418,809
Current			24,450,048	27,093,845	29,243,198	30,088,854
Long-term			6,203,270	5,804,711	6,352,471	6,329,955
(1) Refers basically to export notes loans operations in the amount of R$352,226 (12/31/2014 - R$469,731).

23. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on March 31, 2015 and December 31, 2014 no contingent assets were accounted (Note 3.o).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			03/31/2015	12/31/2014	03/31/2015	12/31/2014
Reserve for Tax Contingencies and Legal Obligations (Note 19)			11,631,852	11,383,052	14,497,115	14,205,897
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 22)			3,588,773	3,526,994	3,827,546	3,761,447
Labor			1,963,251	1,914,476	2,045,026	1,984,590
Civil			1,625,522	1,612,518	1,782,520	1,776,857
Total			15,220,625	14,910,046	18,324,661	17,967,344

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			03/31/2015			03/31/2014
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	11,383,052	1,914,476	1,612,518	9,377,201	1,869,394	1,501,962
Recognition Net of Reversal (1)	1,808	223,975	118,036	402,643	265,499	115,096
Inflation Adjustment	249,275	57,121	36,835	183,936	52,303	32,712
Write-offs Due to Payment	(2,283)	(232,321)	(141,867)	(4,194)	(222,145)	(125,210)
Others	-	-	-	2,862	-	(6,410)
Balance at End	11,631,852	1,963,251	1,625,522	9,962,448	1,965,051	1,518,150
Escrow Deposits - Other Receivables	992,068	362,090	127,676	866,673	347,863	107,169
Escrow Deposits - Securities	26,901	20,705	6,831	26,777	17,651	669
Total Escrow Deposits	1,018,969	382,795	134,507	893,450	365,514	107,838

						Consolidated
			01/01 to			01/01 to
			03/31/2015			03/31/2014
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	14,205,897	1,984,590	1,776,857	11,957,132	1,939,796	1,655,716
Recognition Net of Reversal (1)	(10,520)	239,732	138,086	479,170	275,599	139,249
Inflation Adjustment	302,864	59,392	41,514	227,530	54,352	36,296
Write-offs Due to Payment	(1,126)	(238,223)	(173,937)	(73,142)	(237,006)	(151,297)
Acquisition and Merger of Companies (Nota 15)	-	-	306	-	-	-
Others	-	-	-	2,904	-	(6,409)
Balance at End	14,497,115	2,045,026	1,782,520	12,593,594	2,032,741	1,673,555
Escrow Deposits - Other Receivables	2,352,529	366,970	132,002	2,064,527	354,143	112,472
Escrow Deposits - Securities	28,129	20,705	6,831	27,334	17,651	669
Total Escrow Deposits	2,380,658	387,675	138,833	2,091,861	371,794	113,141

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded tax expenses, other operating income and other operating expenses IR and CSLL.

d) Provisions for Contingent Civil, Labor, tax and Social Security

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawswits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Tax and Social Security

The Bank and its subsidiaries adhered, in August 2014, to the program of amnesty established by Law 12,996/2014.

The main case included in the amnesty is related to deduction of taxes expenses and interest, with prelimirary decision that suspended payments related to the IRPJ and da CSLL between the years 2006 and 2008. Such case was pending from decision at the administrative level, risk classification was assessed as possible losses, according to legal counsel. Other administrative and judicial proceedings were also included this program.

Accounting effects in the case of tax and social security procedures included in payment were registered at the time of subscription on the program through financial settlement in the amount of R$404,570 Bank and R$412,602 Consolidated, after the recorded deferred tax assets, was zero in net income for the Bank and Consolidated.

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

PIS and Cofins - R$9,293,003 Bank and R$10,691,706 Consolidated (12/31/2014 - R$9,104,088 Bank and R$10,501,868 Consolidated): the Bank Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9,718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by "Superior Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods. On April 23, 2015, was published a STF´s decision admitting the extraordinary appeal lodged by Union about PIS and denying the extraordinary appeal lodged by Public Ministry about Cofins applicable, exclusively, to the process of Banco Santander. The STF’s decision and all others judicial actions are still outstanding of definitive judgment.

Increase in CSLL Tax Rate - R$584,582 Bank and R$1,530,914 Consolidated (12/31/2014 - R$573,531 in the Bank and R$1,465,793 in the Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

CSLL - Equal Tax Treatment - R$50,832 Consolidated (12/31/2014 - R$3,686 Bank and R$54,111 Consolidated): the Banco Santander and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Tax on Services for Financial Institutions (ISS) - R$737,998 Bank and R$765,228 Consolidated (12/31/2014 - R$697,544 Bank and R$722,639 Consolidated): the Banco Santander and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

Social Security Contribution (INSS) - R$448,227 Bank and R$467,143 Consolidated (12/31/2014 - R$423,768 Bank and R$442,583 Consolidated): the Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

f) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

g) Lawsuits and Administrative Proceedings - Civil Contingencies

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law, and previous court decisions, according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings account holders disputing the interest credited by the Banco Santander under such plans as the account holders considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law, and previous court decisions, according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The STF decided against the bank’s. The STJ is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Contingencies Civil, Labor, Tax, and Security Social Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible loss, totaling R$13,816 million, main processes being:

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was acurate. Santander DTVM had a favorable decision before the Board of Tax Appeals (CARF), however this decision was reformed and a new appeal was introduced. The Banco Santander was considered resposable to collect the tax. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals at CARF. As of March 31, 2015, amounts related to these claims are approximately R$635 million each.

Credit Losses - the Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services chalenging the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of March 31, 2015 the amount related to this challenge is approximately R$679 million.

INSS on Profits or Results (PLR) - the Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of March 31, 2015 the amounts related to these proceedings totaled approximately R$1,118 million.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related to 2005 tax, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain tax paid was in complaince with the legislation. We had a partial favorable the decision on CARF, that disregard the fine and interest on this fine. Currently awaiting the assessment of a Amendment of Judgment by Zurich and the judgment of the Extraordinary Appeal filed by the Federal Government . The Banco Santander is responsible for any adverse outcome in this process as former controlling of Zurich Santander Brasil Seguros e Previdência S.A. As of March, 31, 2015 the amount related to this proceeding is approximately R$250 million.

Goodwill Amortization of Banco Real - The Brazilian Federal Revenue issued infraction notices against the Bank in the amount of R$1,096 billion to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested.

Goodwill Amortization of Banco Sudameris – The Tax Authorities have issued infraction notices in the amount of R$477 million to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012. Banco Santander timely presented their appeals, which are pending.

The labor claims with classification of possible loss totaled R$134 million, excluding the process below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss totaled R$673 million.

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts of R$695,374, R$927 and R$3,326 (12/31/2014 - R$687,057, R$2,520 and R$3,086) in the Bank and R$780,009, R$927 and R$3,326(12/31/2014 - R$773,304, R$2,520 and R$3,086) in the Consolidated, respectively, recorded in other liabilities - tax and social security contributions (Note 19) and other liabilities - others (Note 22) the responsibility of the former controlling banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

24. Stockholders’ Equity

a) Capital Stock

According to the by-laws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of amendment to the by-laws, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (Nine Billion, Ninety Million, Nine Hundred and Nine Thousand and Ninety) shares, within the legal limits established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The capital stock, fully subscribed and paid, is divided into book-entry registered shares, with no par value.

					Shares in Thousands
			03/31/2015			12/31/2014
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	118,044	143,957	262,001	127,192	153,105	280,297
Foreign Residents	3,751,806	3,587,033	7,338,839	3,742,658	3,577,885	7,320,543
Total	3,869,850	3,730,990	7,600,840	3,869,850	3,730,990	7,600,840
(-) Treasury Shares	(27,273)	(27,273)	(54,546)	(29,612)	(29,612)	(59,224)
Total Outstanding	3,842,577	3,703,717	7,546,294	3,840,238	3,701,378	7,541,616

To reflect the impact of the subsidy Program and Bonus and Gruping of Shares in the context of the Optimization Plan Reference Equity (Note 24.f) approved on Extraordinary Shareholders’ Meeting on March 18, 2014 and effective on June 2, 2014, all information relating the shares have been adjusted retrospectively for all periods presented.

b) Dividends and Interest on Capital

In accordance with the Bank’s by-laws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Before the Annual Shareholders Meeting, the Board of Directors may decide on the declaration and payment of dividends out on earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully allocated to mandatory dividends.

						03/31/2015
		In Thousands		Brazilian Real per Thousand Shares/Units
		of Brazilian Real		Common	Preferred	Units
Intercalary Dividends(1)(2)			150,000	18.9474	20.8421	39.7895
Total			150,000

(1) Established by the Board of Directors in March 2015.

(2) The amount of the intercalary dividends will be fully attributed to mandatory dividends for the year 2015 and will be paid from August 28, 2015, without any compensation to the restatement.

						03/31/2014
		In Thousands		Brazilian Real per Thousand Shares/Units
		of Brazilian Real		Common	Preferred	Units
Intermediate Dividends (1) (2)			99,807	12.6008	13.8609	26.4617
Intercalary Dividends (1) (2)			120,193	15.1745	16.6919	31.8664
Total			220,000
(1) Established by the Board of Directors in March 2014.

(2) The amount of interim and intercalary dividends were fully attributed to supplementary and mandatory dividends for the year 2014 and were paid from August 28, 2014, without any compensation to the restatement.

c) Dividend Equalization Reserve

After the allocation of dividends, the balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be aimed the reserve for dividend equalization, which will be limited to 50% of the share capital. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on capital, or interim, to maintain the flow of compensation to shareholders.

d) Treasury Shares

In the meeting held on November 3, 2014, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on August 24, 2014, the buyback program of Units or ADRs of the Bank, by the Bank or by the Bank´s agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 44,253,662 Units, representing 44,253,662 common shares and 44,253,662 preferred shares, or the ADRs, which, on October 31, 2014, corresponded to approximately 1.16% of the Bank’s share capital.

The Buyback has the scope to (1) maximize the value generation to the shareholders by means of an efficient management of the capital structure; and (2) obtain the payment of the Officers, employees on the managerial level and others Bank’s employees, as well as the companies under its control according to the Long Term Incentive Plan.

The term of the Buyback Program is 365 days counted from November 3, 2014, and it will expire on November 3, 2015.

In 2015, 1,972,900 Units were acquired, 4,369,086 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on March 31, 2015, amounting to 14,134,991 Units (12/31/2014 - 16,531,177 Units) equivalent to R$196,304 (12/31/2014 - R$230,420). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.10 and R$18.51. In 2015, was acquired 57,100 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 13,137,665 ADRs, in the current amount of R$260,509 (12/31/2014 - R$215,036). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.37, US$6.17 and US$10.21. The market value of these shares on March 31, 2015 was R$14.07 per Unit and US$4.41 per ADR. In the first quarter of 2015, due to the Optimization Plan PR, were registered amount of R$57 (31/12/2014 - R$45) and in 2014, totaling R$456,870 (12/31/2014 - R$445,501) of treasury shares.

Additionally, in the first quarter of 2015, treasury shares were traded, that resulted in a loss of R$4,415 (in 2014 treasury shares were not traded) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized results of R$2,650 (12/31/2014 - R$4,545). In the first quarter of 2015, were realized results in the amounting of R$4,309 (2014 - R$3,086), represented mainly by trading with third parties NTN-C and part of NTN-F, related to the sale made by Banco Santander to Santander Leasing (Note 6. a III) recorded previously as unrealized results (2012 - R$514,532).

f) Plan to Optimize the Capital Structure

According to the Material Fact disclosed on September 26, 2013, in order to optimize Banco Santander´s capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the recent prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the distribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposal for distribution of equity to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (lapse of time for opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The equity distribution to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the equity distribution since January 15, 2014.

Issuance Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6,000,000. The issuance of Notes was held on January 29, 2014.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247 billion, equivalent to R$3 billion, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247 billion, equivalent to R$3 billion (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Share and Reverse Share Split (Inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting, approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares now correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) is now comprised of one common share and one preferred share. Such events were implemented on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that were not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda. (“Rothschild”), to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank announced to the market that the valuation report prepared by Rothschild was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Exchange Offer and Banco Santander filed with the SEC its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Exchange Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR for each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain announced to the market the Exchange Offer Results. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank. Thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the ADRs representative of Units acquired in the Exchange Offer in the USA. As consequence of the Exchange Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

25. Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by Resolution 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As established Resolution 4,193/2013 the minimum Regulatory Capital requirements remains at 11% until December 2015, the Tier I requirement is 6% and Common Equity Tier I is 4.5%.

The revision of the rules regarding the Regulatory Capital Requirement, represented by the sum of the credit risk, market risk and operational risk also came into force in October 2013; those relating to credit risk have undergone revision in the third quarter of 2014, changing the parameters for classification retail and the weighting Factor Risk (RW) of this segment. The RW were altered payroll loans, no payroll loans and auto loans were given RW of 75%.

As a continuation the adoption of the rules established by Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by Resolution 4,280/2013, starting up a new period of comparison.

Index is calculated on a consolidated basis, as shown below:

	03/31/2015 (1)	12/31/2014 (2)
Tier I Regulatory Capital	54,807,572	58,592,358
Principal Capital	50,745,099	55,228,661
Supplementary Capital	4,062,473	3,363,697
Tier II Regulatory Capital	5,659,362	4,970,999
Regulatory Capital (Tier I and II)	60,466,934	63,563,357
Required Regulatory Capital	41,690,003	40,010,083
Portion of Credit Risk (3)	36,425,003	35,527,889
Market Risk Portions (4)	3,215,982	2,807,798
Operational Risk Portion	2,049,018	1,674,396
Basel I Ratio	14.5	16.1
Basel Principal Capital	13.4	15.2
Basel	16.0	17.5
(1) Amounts calculated based on the consolidated information provided by the Consolidated Prudencial.
(2) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).
(3) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714 of August 20, 2014, which amending Circular 3,644 of March 4, 2013.

(4) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Required Regulatory Capital. A report with further details of the structure and methodology will be disclosed at the website www.ri.santander.com.br .

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index.

26. Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting approved, in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the 2015 financial year, amounting to R$300.000, covering fixed remuneration, variable and equity-based and other benefits. The proposal will be approved by the extraordinary stockholders' meeting held on April 30, 2015.

a.1) Long Term Benefits

The Banco Santander, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals (Note 35.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

	01/01 to	01/01 to
	03/31/2015	03/31/2014
Fixed Compensation	15,780	11,732
Variable Compensation	32,170	28,470
Others	3,947	4,266
Total Short-Term Benefits	51,897	44,468
Shares Based Payments	6,707	7,630
Total Long-Term Benefits	6,707	7,630
Total (1)	58,604	52,098
(1) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the first quarter of 2015, charges were collected on management compensation in the amount of R$8,041 (2014 - R$7,310).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

c) Lending Operations

Under current legislation, loans or advances are not granted to:

I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

					Shares in Thousands
	03/31/2015
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Sterrebeeck B.V.(1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Banco Santander, S.A. (1)	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
Santander Insurance Holding, S.L. (SIH) (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC (Qatar Holding)	196,462	5.1%	196,462	5.3%	392,924	5.2%
Employees	3,902	0.1%	3,925	0.1%	7,827	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	202,992	5.2%	230,773	6.2%	433,765	5.7%
Total Outstanding	3,842,577	99.3%	3,703,717	99.3%	7,546,294	99.3%
Treasury Shares	27,273	0.7%	27,273	0.7%	54,546	0.7%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (2)	403,356	10.4%	431,160	11.6%	834,516	11.0%

					Shares in Thousands
	12/31/2014
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
GES (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Banco Santander, S.A. (1)	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
SIH (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding	207,812	5.1%	207,812	5.3%	415,624	5.2%
Employees	2,216	0.1%	2,239	0.1%	4,455	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	190,989	5.2%	218,770	6.2%	409,759	5.7%
Total Outstanding	3,840,238	99.3%	3,701,378	99.3%	7,541,616	99.3%
Treasury Shares	29,612	0.7%	29,612	0.7%	59,224	0.7%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (2)	401,017	10.4%	428,821	11.5%	829,838	10.9%
(1) Companies of the Santander Spain Group.
(2) Composed of Employees, Qatar Holding and Others.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related-Party Transactions

Santander has a documented policy relating to related-party transactions approved by the Board of Directors, which is intended to ensure that all transactions covered by the policy are conducted based on the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The main transactions and balance are as follows:

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2015	03/31/2015	12/31/2014	03/31/2014
Cash	720,356	-	253,340	-
Banco Santander Espanha (2)	713,235	-	250,553	-
Banco Santander (México), S.A. (4)	61	-	-	-
Banco Santander Totta, S.A. (4)	7,031	-	2,787	-
Others	29	-	-	-
Interbank Investments	39,311,440	760,809	39,914,916	687,110
Aymoré CFI (3)	27,824,343	705,096	27,176,767	657,897
Banco Santander Espanha (1) (2)	8,828,416	3,048	10,503,679	4,542
CFI RCI Brasil (5)	1,378,114	41,409	1,847,224	24,671
Santander Brasil EFC (3)	68,914	-	387,246	-
Banco Bonsucesso Consignado (1) (3)	1,211,653	11,256	-	-
Securities	51,733,700	1,403,165	48,932,843	934,154
Santander Leasing (3)	51,733,700	1,403,165	48,932,843	934,154
Derivatives Financial Instruments - Net	(551,251)	(14,637)	(194,667)	110,267
Santander Benelux, S.A., N.V. (Santander Benelux) (4)	322,041	31,727	291,965	64,573
Banco Bandepe (3)	-	63	144,592	(111)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(749,853)	(43,043)	(468,246)	(2,154)
Abbey National Treasury Services Plc (Abbey NationalTreasury) (4)	(110,000)	(66,331)	(871)	55,555
Banco Santander Espanha (2)	(50,426)	(63,716)	(344,504)	29,179
Santander FI Amazonas (3)	14,572	398	(7,906)	(4,686)
Santander Paraty (3)	-	-	(22,911)	-
Santander FI Diamantina (3)	22,415	126,265	213,214	(32,095)
Santander Leasing (3)	-	-	-	6
Credit Operations	3,992	370	6,440	355
Cibrasec (5)	3,992	370	6,440	355
Dividends and Bonuses Receivables	294,720	270,364	181,528	-
Aymoré CFI (3)	42,500	50,000	23,529	-
Santander Leasing (3)	170,309	200,364	-	-
Santander Securities Services Brasil DTVM S.A. (3) (9)	-	-	179	-
CFI RCI Brasil (5)	-	-	19,158	-
Santander Participações (3)	-	-	795	-
Sancap (3)	64,911	-	64,911	-
Santander Serviços (3)	-	-	72,784	-
Santander CCVM (3)	17,000	20,000	-	-
Others	-	-	172	-
Trading Account	658,794	116	-	142
Santander Benelux (4)	-	-	-	1
Abbey National Treasury (4)	98,004	7	-	4
Banco Santander Espanha (2)	560,790	109	-	137
Foreign Exchange Portfolio - Net	(344,376)	(110,302)	570,170	10,985
Banco Santander Espanha (2)	(455,499)	(113,161)	480,179	20,300
Santander Benelux (4)	111,123	2,859	89,991	(9,315)

Receivables from Affiliates	655,412	178,067	630,648	158,443
Zurich Santander Brasil Seguros e Previdência S.A. (6)	638,025	1,832	613,211	-
Santander Capitalização S.A. (3)	15,426	45,321	16,901	44,926
Aymoré CFI (3)	426	97,456	-	84,121
Santander CCVM (3)	23	17,778	-	16,787
Santander Leasing (3)	-	4,074	-	8,440
Webmotors S.A. (7)	-	85	-	55
Santander Brasil Asset (6)	-	1,243	-	-
Santander Serviços (3)	-	1,795	-	-
Santander Microcrédito (3)	-	1,859	-	-
Santander Brasil Consórcio (3)	-	2,821	-	1,982
Santander Participações (3)	775	839	-	849
Others	737	2,964	536	1,283
Non-Operating Result	-	34,404	-	-
Capital Riesgo Global (10) (Nota 15, 33 e 37.h)	-	34,404	-	-
Other Receivables - Others	12,181	5,618	21,924	12,129
Banco Santander Espanha (2)	11,942	-	12,120	-
CFI RCI Brasil (5)	-	-	-	948
Santander Capitalização S.A. (3)	-	921	-	827
Santander Paraty (3)	-	1,853	9,587	9,802
Aymoré CFI (3)	-	-	-	531
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	702	-	-
Others	239	2,142	217	21
Deposits	(29,693,590)	(579,694)	(17,688,494)	(585,624)
Santander Leasing (3)	(25,511,141)	(456,806)	(14,547,203)	(496,913)
Banco Santander Espanha (2)	(9,288)	-	(10,689)	-
Aymoré CFI (3)	(1,892,802)	(42,303)	(1,329,352)	(46,800)
Banco Bandepe (3)	(1,199,718)	(30,633)	(601,497)	(15,262)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(27,202)	-	(34,162)	-
Zurich Santander Brasil Seguros S.A. (6)	(2,462)	-	(2,152)	-
Santander Brasil Gestão de Recursos Ltda. (6)	(36,767)	(1,625)	(58,570)	-
Sancap (3)	(2,196)	(73)	(2,619)	(3,120)
Santander Brasil Asset (6)	(15,491)	(488)	(16,742)	(3,883)
Webmotors S.A. (7)	(172,282)	(5,276)	(139,704)	(3,098)
Fundo de Investimento Santillana (4)	(4)	(23,358)	(261,865)	(10,092)
Isban Brasil S.A. (4)	(4,206)	(425)	(34,889)	(1,565)
Produban Serviços de Informática S.A. (4)	(384)	(185)	(21,091)	(727)
CFI RCI Brasil (5)	(39,478)	-	(15,699)	(1,232)
RCI Brasil Leasing (5)	(4,697)	(32)	(3,487)	-
Santander Microcrédito (3)	(2,715)	(206)	(11,246)	-
Santander Participações (3)	(103,128)	(277)	(6,800)	(970)
Santander Securities Services Brasil DTVM S.A. (3) (9)	(473,453)	(13,064)	(453,798)	(854)
Santander Brasil Consórcio (3)	(17,290)	(1,097)	(44,930)	(780)
Santander Paraty (3)	(62,946)	-	(51,829)	-
Santander Capitalização S.A. (3)	(2,964)	-	(7,686)	-
Santander CCVM (3)	(90,555)	(2,324)	(1,321)	-
Others	(22,421)	(1,522)	(31,163)	(328)

Repurchase Commitments	(26,109,940)	(1,010,632)	(36,280,370)	(484,817)
Santander Brasil Advisory (3)	(11,488)	(325)	(11,745)	(267)
GetNet S.A. (Current Corporate Name of Santander Getnet) (3)	(47,027)	-	-	(2,262)
Webmotors S.A. (7)	(16,522)	(287)	(2,981)	(123)
Santander Brasil Consórcio (3)	(42,841)	(1,081)	(35,450)	(1,092)
Isban Brasil S.A. (4)	(48,395)	(1,165)	(35,560)	(67)
Produban Serviços de Informática S.A. (4)	(13,319)	(678)	(20,555)	(6)
Santander FI Amazonas (3)	(117,196)	(1,552)	(24,514)	(729)
Santander FI Financial (3)	(7,841,325)	(215,186)	(7,627,279)	(166,859)
Santander Leasing (3)	(16,523,173)	(758,569)	(28,296,649)	(305,140)
Banco Bandepe (3)	(7,245)	(417)	(48,780)	(1,968)
Webcasas S.A. (3)	(19,231)	(531)	-	-
Santander CCVM (3)	(10,208)	(628)	(94,505)	(2,544)
Santander Participações (3)	(300,312)	(2,438)	(37,835)	(266)
Santander FI SBAC (3)	(47,891)	(194)	-	(3,132)
Santander Brasil Gestão de Recursos Ltda. (6)	(87,181)	(1,873)	(31,260)	-
Santander Securities Services Brasil Participações S.A. (6)	(881,417)	(24,185)	-	-
Santander Microcrédito (3)	(8,398)	(155)	-	(300)
Santander FI Diamantina (3)	(50,000)	(1,209)	(2,460)	(29)
Super	(29,998)	-	(1,420)	-
Others	(6,773)	(159)	(9,377)	(33)
Borrowings and Onlendings	(184,345)	-	(32,857)	(957)
Banco Santander Espanha (2)	(176,425)	-	(25,116)	(857)
Santander Brasil EFC (3)	-	-	-	(100)
Banco Santander S.A. (Uruguay) (4)	(7,920)	-	(7,741)	-
Dividends and Bonuses Payables	(119,183)	-	(538,691)	-
Banco Santander Espanha (2)	(6,411)	-	(25,084)	-
Sterrebeeck B.V. (2)	(70,458)	-	(378,736)	-
GES (4)	(42,239)	-	(134,413)	-
SIH (4)	(75)	-	(403)	-
Banco Madesant - Sociedade Unipessoal, S.A.(Banco Madesant) (4)	-	-	(55)	-
Payables from Affiliates	(53,857)	(91,443)	(17,758)	(91,314)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (4)	(2,895)	(4,404)	-	(5,070)
Isban Brasil S.A. (4)	(6,783)	(22,097)	-	(22,808)
Produban Serviços de Informática S.A. (4)	(13,129)	(35,703)	(441)	(34,031)
Konecta Brazil Outsourcing Ltda. (4)	(2,540)	(9,035)	-	(7,344)
Ingenieria de Software Bancário, S.L. (Ingeniería) (4)	(4,782)	(4,948)	-	(8,147)
Santander Microcrédito (3)	(5,736)	(8,612)	(2,888)	(9,504)
Banco Santander Espanha (2)	(10,342)	(108)	(7,603)	(117)
GetNet S.A. (Current Corporate Name of Santander Getnet) (3)	(688)	(1,064)	-	(4,005)
Santander Brasil Asset (6)	(6,719)	-	(6,719)	-
Others	(243)	(5,472)	(107)	(288)
Debt Instruments Eligible to Compose Capital	(7,676,376)	(104,166)	(6,405,695)	(29,177)
Banco Santander Espanha (2) (8)	(7,676,376)	(104,166)	(6,405,695)	(29,177)
Donations	-	(7,170)	-	(7,175)
Fundação Sudameris	-	(6,000)	-	(6,000)
Fundação Santander	-	(1,170)	-	(1,145)
Instituto Escola Brasil	-	-	-	(30)
Other Payables - Others	(45,704)	(276,333)	(1,378)	(162,251)
Banco Santander Espanha (2)	-	(10,576)	-	(15,639)
Brazil Foreign (3)	-	-	-	(12,217)
Isban Brasil S.A. (4)	-	(69,520)	-	(69,954)
TecBan (7)	-	(40,497)	-	(33,179)
Ingeniería (4)	-	(9,022)	-	(6,549)
Produban Serviços de Informática S.A. (4)	-	(13,970)	-	(15,329)
Produban Servicios (4)	-	(332)	-	(2,495)
Aquanima Brasil Ltda. (4)	-	(5,644)	-	(5,644)
GetNet S.A. (Current Corporate Name of Santander Getnet) (3)	(44,010)	(126,371)	-	-
Universia Brasil, S.A.	(1,694)	-	(1,378)	-
Others	-	(401)	-	(1,245)

			Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2015	03/31/2015	12/31/2014	03/31/2014
Cash	912,854	-	412,980	-
Banco Santander Espanha (2)	905,733	-	410,193	-
Banco Santander (México), S.A. (4)	61	-	-	-
Banco Santander Totta, S.A. (4)	7,031	-	2,787	-
Others	29	-	-	-
Interbank Investments	8,828,416	3,048	10,503,679	4,752
Banco Santander Espanha (1) (2)	8,828,416	3,048	10,503,679	4,752
Derivatives Financial Instruments - Net	(969,720)	(175,203)	(755,618)	151,951
Santander Benelux (4)	322,041	31,727	291,965	64,573
Fundo de Investimento Santillana (4)	(749,853)	(43,043)	(468,246)	(2,154)
Abbey National Treasury (4)	(110,000)	(66,331)	(871)	55,555
Banco Santander Espanha (2)	(431,908)	(97,556)	(578,466)	33,977
Trading Account	658,794	(86,717)	-	21,369
Banco Santander Espanha (2)	560,790	(86,724)	-	21,364
Abbey National Treasury (4)	98,004	7	-	4
Santander Benelux (4)	-	-	-	1
Foreign Exchange Portfolio - Net	(344,376)	(110,302)	570,170	10,985
Banco Santander Espanha (2)	(455,499)	(113,161)	480,179	20,300
Santander Benelux (4)	111,123	2,859	89,991	(9,315)
Receivables from Affiliates	641,625	2,120	616,488	12,752
Zurich Santander Brasil Seguros e Previdência S.A. (6)	641,016	69	615,952	3,935
Zurich Santander Brasil Seguros S.A. (6)	-	-	-	8,570
Santander Brasil Asset (6)	-	1,243	-	-
Others	609	808	536	247
Non-Operating Result	-	34,404	-	-
Capital Riesgo Global (10) (Nota 15, 33 e 37.h)	-	34,404	-	-
Other Receivables - Others	388,519	47,591	232,385	22,258
Banco Santander Espanha (2)	377,559	-	217,643	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	10,960	35,577	14,742	22,237
Zurich Santander Brasil Seguros S.A. (6)	-	10,711	-	21
Others	-	1,303	-	-
Deposits	(103,879)	(27,362)	(446,273)	(16,396)
Banco Santander Espanha (2)	(9,288)	-	(10,689)	-
Zurich Santander Brasil Seguros S.A. (6)	(2,462)	-	(2,152)	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(27,202)	-	(34,162)	-
Isban Brasil S.A. (4)	(4,206)	(425)	(34,889)	(1,565)
Produban Serviços de Informática S.A. (4)	(384)	(185)	(21,091)	(727)
Santander Brasil Gestão de Recursos Ltda. (6)	(36,767)	(1,625)	(58,570)	-
Fundo de Investimento Santillana (4)	(4)	(23,358)	(261,865)	(10,092)
Santander Brasil Asset (6)	(15,491)	(488)	(16,742)	(3,883)
Others	(8,075)	(1,281)	(6,113)	(129)
Repurchase Commitments	(1,033,311)	(28,003)	(96,752)	(106)
Produban Serviços de Informática S.A. (4)	(13,319)	(678)	(20,555)	(6)
Isban Brasil S.A. (4)	(48,395)	(1,165)	(35,560)	(67)
Santander Brasil Gestão de Recursos Ltda. (6)	(87,181)	(1,873)	(31,260)	-
REB Empreendimentos e Administradora de Bens S.A. (4)	-	-	(6,173)	-
SAM Brasil Participações S.A. (6)	(1,933)	(59)	(1,880)	(12)
Santander Securities Services Brasil Participações S.A. (6)	(881,417)	(24,185)	-	-
Universia Brasil, S.A. (4)	(1,066)	(43)	(1,324)	(21)
Borrowings and Onlendings	(184,345)	-	(420,103)	(857)
Banco Santander Espanha (2)	(176,425)	-	(412,362)	(857)
Banco Santander S.A. (Uruguay)(4)	(7,920)	-	(7,741)	-

Dividends and Bonuses Payables	(119,183)	-	(585,907)	-
Sterrebeeck B.V. (2)	(70,420)	-	(378,736)	-
GES (4)	(42,239)	-	(134,413)	-
Santusa Holding, S.L. (4)	(38)	-	(47,216)	-
SIH (4)	(75)	-	(403)	-
Banco Santander Espanha (2)	(6,411)	-	(25,084)	-
Banco Madesant (4)	-	-	(55)	-
Payables from Affiliates	(51,043)	(83,204)	(15,006)	(81,530)
Banco Santander Espanha (2)	(10,516)	(146)	(7,719)	(134)
Produban Servicios (4)	(2,950)	(4,528)	-	(5,070)
Isban Brasil S.A. (4)	(6,963)	(24,598)	-	(24,846)
Produban Serviços de Informática S.A. (4)	(14,632)	(37,395)	(441)	(34,716)
Ingeniería (4)	(4,871)	(6,083)	-	(8,147)
Konecta Brazil Outsourcing Ltda. (4)	(2,540)	(9,035)	-	(7,344)
Santander Brasil Asset (6)	(6,775)	(397)	(6,811)	(325)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(1,571)	-	(35)	-
Others	(225)	(1,022)	-	(948)
Debt Instruments Eligible to Compose Capital	(7,676,376)	(104,166)	(6,405,695)	(29,177)
Banco Santander Espanha (2) (8)	(7,676,376)	(104,166)	(6,405,695)	(29,177)
Donations	-	(9,930)	-	(7,985)
Santander Cultural	-	(2,760)	-	(810)
Fundação Sudameris	-	(6,000)	-	(6,000)
Fundação Santander	-	(1,170)	-	(1,145)
Instituto Escola Brasil	-	-	-	(30)
Other Payables - Other	(15,022)	(116,367)	(16,236)	(120,362)
Banco Santander Espanha (2)	-	(10,576)	-	(15,639)
Isban Brasil S.A. (4)	-	(73,072)	-	(72,894)
Produban Serviços de Informática S.A. (4)	-	(14,281)	-	(15,574)
Ingeniería (4)	-	(8,216)	-	(6,738)
Produban Servicios (4)	-	(332)	-	(2,611)
Aquanima Brasil Ltda. (4)	-	(5,644)	-	(5,644)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(15,022)	(3,845)	(15,364)	(1)
Others	-	(401)	(872)	(1,261)

(1) On March 31, 2015, refers to investments in foreign currency (overnight) with maturity on April 1, 2015 and interest rates of 0.17% p.a. maintained by the Bank's Santander Brasil and its Grand Cayman Branch.

(2) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.
(3) Controlled - Banco Santander.
(4) Controlled - Banco Santander Spain.
(5) Jointly Controlled - Banco Santander.
(6) Associated Company - Banco Santander Spain.
(7) Jointly Controlled - Santander Serviços.
(8) Refers to the portion acquired by the Parent Due to Regulatory Capital Otimization Planheld in the first half of 2014 (Note 24.f).

(9)The approved on Shareholders’ Meeting of June 6, 2014, the name change has been approved of the CRV Distributor Securities S.A. (CRV DTVM) was approved for Santander Securities Services Brazil DTVM S.A. (Notes 15 and 37.f).

(10) Indirectly Controlled - Banco Santander Spain.

27. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Asset Management	221,772	222,240	259,904	235,701
Checking Account Services	396,804	399,867	465,741	458,912
Lending Operations and Income from Guarantees Provided	241,751	219,775	327,744	280,337
Lending Operations	121,816	125,648	207,809	196,011
Income Garantees Provided	119,935	94,127	119,935	84,326
Insurance Fees	449,492	425,824	471,551	428,248
Cards (Debit and Credit) and Acquiring Services	695,780	720,433	803,224	820,566
Collection	233,188	215,406	233,188	215,406
Brokerage, Custody and Placement of Securities	98,380	97,887	139,627	127,935
Others	27,373	13,674	126,809	66,068
Total	2,364,540	2,315,106	2,827,788	2,633,173

28. Personnel Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Compensation	808,603	804,454	903,001	852,787
Charges	323,809	305,601	354,207	323,515
Benefits	288,989	270,879	313,160	287,964
Training	15,842	10,436	17,836	11,606
Others	9,018	5,920	9,145	6,040
Total	1,446,261	1,397,290	1,597,349	1,481,912

29. Other Administrative Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Depreciation and Amortization (1)	1,397,619	1,332,600	1,481,764	1,345,093
Outsourced and Specialized Services	465,660	506,161	533,542	574,916
Communications	110,081	137,831	119,320	143,979
Data Processing	317,100	324,581	331,826	328,584
Advertising, Promotions and Publicity	42,615	60,112	55,879	73,283
Rentals	171,362	177,279	182,560	184,296
Transportation and Travel	35,340	37,656	45,156	46,174
Financial System Services	38,277	85,726	52,607	96,131
Security and Money Transport	150,825	148,444	161,772	157,667
Asset Maintenance and Upkeep	50,276	43,812	57,958	48,203
Water, Electricity and Gas	48,992	44,878	49,994	45,073
Materials	16,897	18,349	17,929	18,727
Others	56,829	59,505	100,871	61,581
Total	2,901,873	2,976,934	3,191,178	3,123,707

(1) Includes goodwill amortization of R$947,990 (2014 - R$909,246) Bank and R$949,150 (2014 - R$909,246), held on time, length and proportion of the projected results which are subject to annual verification (Note 17).

30. Tax Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Cofins (Contribution for Social Security Financing) (1)	(64,952)	385,338	5,178	452,673
ISS (Tax on Services)	84,271	86,730	101,912	101,706
PIS/Pasep (Tax on Revenue) (1)	(10,555)	62,617	8,539	74,145
Others (2)	267,391	179,283	300,421	205,781
Total	276,155	713,968	416,050	834,305
(1) Includes the constitution of deferred taxes assets (PIS and Cofins) on adjustment to market value of securities and derivative financial instruments.
(2) Includes provisions updates for PIS and Cofins of Law 9.718/1998.

31. Other Operating Income

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Net Income Capitalization	-	-	59,904	61,974
Taxes	-	-	41,315	-
Monetary Adjustment of Escrow Deposits	79,618	72,085	120,729	99,904
Recoverable Taxes	59,844	35,707	89,786	50,543
Recovery of Charges and Expenses	249,604	186,885	177,188	120,224
Monetary Variation	205,617	121,120	205,707	121,131
Others	544,198	94,639	314,271	110,240
Total	1,138,881	510,436	1,008,900	564,016

32. Other Operating Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Operating Provisions
Tax (Note 23.c)	9,851	56,825	-	60,198
Labor (Note 23.c)	223,975	265,499	239,267	275,599
Civil (Note 23.c)	118,038	115,096	138,086	139,249
Credit Cards	460,906	366,459	339,296	418,202
Actuarial Losses - Pension Plan (Note 35.a)	75,062	54,300	75,070	54,314
Monetary Losses	13,467	5,965	13,752	5,965
Legal Fees and Costs	23,692	22,441	28,847	28,033
Serasa and SPC (Credit Reporting Agency)	22,661	23,239	25,216	26,457
Brokerage Fees	21,128	15,998	21,235	16,019
Commissions	26,214	27,471	79,800	30,732
Impairment	-	60	1,475	60
Others	1,273,525	220,674	1,171,650	314,812
Total	2,268,519	1,174,027	2,133,694	1,369,640

33. Non-Operating Result

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Result of Investments	34,404	-	60,057	-
Result on Sale of Other Assets	3,666	469	3,832	770
Reversal (Recognition) of Allowance for Losses on Other Assets	198	632	326	744
Expense on Assets Not in Use	(1,370)	(759)	(2,216)	(1,929)
Gains (Losses) of Capital	1,559	1,447	1,306	1,678
Other Income (Expenses)	13,623	9,150	14,963	7,500
Total	52,080	10,939	78,268	8,763

34. Income Tax and Social Contribution

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Income Before Taxes on Income and Profit Sharing	(3,049,331)	1,318,485	(2,792,812)	1,536,561
Profit Sharing (1)	(242,909)	(263,212)	(263,738)	(277,667)
Interest on Capital	-	-	(20)	(5)
Unrealized results	-	-	(35)	(35)
Income Before Taxes	(3,292,240)	1,055,273	(3,056,605)	1,258,854
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	1,316,896	(422,108)	1,222,642	(503,542)
Equity in Subsidiaries (2)	112,762	83,866	251	(23)
Nondeductible Expenses, Net of Non-Taxable Income	16,269	22,028	44,009	29,931
Exchange Variation - Foreign Branches	2,539,684	(262,645)	2,539,684	(262,645)
Income and Social Contribution Taxes on Temporary Differences	(1,885)	41,911	2,194	41,911
Effects of Change in Rate of CSLL (3)	-	-	8,217	7,191
Other Adjustments, Including Profits Provided Abroad	(12,035)	(3,012)	(17,173)	(207)
Income and Social Contribution Taxes	3,971,691	(539,960)	3,799,824	(687,384)
(1) The basis of calculation is the net income, after IR and CSLL.
(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.
(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

Fiscal Hedge Grand Cayman Branch and the Subsidiary Santander Brasil EFC

The Bank operate a branch in the Cayman Islands (Grand Cayman Branch) and Santander EFC which are used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the real in foreign investments is nontaxable (deductible) to PIS/Cofins/IR/CSLL. This tax treatment results in volatility in the tax expenses (PIS/Cofins/IR/CSLL) on our income statement. This asymmetry is offset through a derivative position in U.S. dollar futures, which generates gains or losses depending of any devaluation or appreciation of the real, which is the Bank´s strategy to protect the after-tax results.

The hedge effect of the foreign investments impacted expenses PIS/Cofins/IR/CSLL, on March 31, 2015, caused gains of R$4,721 million, due to the currency devaluation in the period. On the other hand, the position of derivative contracts generated a loss in the income statement on financial assets, which economically nullified the effects recorded in tax expenses.

In Million of Brazilian Real
Total Tax	Consolidated
01/01 to
Coverage of the Foreign Investments	03/31/2015
(+/-) Gains and Losses on Financial Assets	(4,721)
(+/-) Total Tax	4,721
(+/-) PIS and Cofins	513
(+/-) Income and Social Contribution Taxes	4,208

35. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until May 22, 1975, closed and paid off.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): It´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants and It has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009. Plan I closed to new entrants since March 23, 1998 and plans II and III since July 8, 1999. This plan is in unregistering process with the National Superintendence of Pension Funds (PREVIC), and authorization of this superintendence forecast for 2015.

Additionally, Banco Santander is sponsor of health care plans, supplementary retirement and pension plan for retired workers associates, arising from the aconisition process of the Banco Meridional Constituted under the defined benefit plan. These plans are beyng transferred to the Banesprev, expected to occur in 2015, but it is subject to approval of PREVIC. In October, 2014 there was a settlement of the mathematical reserve of 55 participants.

Determination of Liabilities (Assets) Net Actuarial

				Bank
				03/31/2015
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(15,852,069)	(357,428)	(351,785)	(1,125,036)
Fair Value of Plan Assets	13,652,363	615,896	3,885	1,415,776
	(2,199,706)	258,468	(347,900)	290,740
Being:
Superavit	151,075	258,468	504	290,740
Deficit	(2,350,781)	-	(348,404)	-
Amount not Recognized as Assets	151,075	258,468	504	290,182
Net Actuarial Asset on December 31, 2014 (Note 12)	-	-	-	557
Net Actuarial Liability on December 31, 2014 (Note 22)	(2,350,781)	-	(348,404)	-
Payments Made	52,583	-	11,333	124
Revenues (Expenses) Recorded (Note 32)	(65,377)	(640)	(8,929)	(116)
Net Actuarial Asset on March 31, 2015 (Note 12)	-	-	-	565
Net Actuarial Liability on March 31, 2015 (Note 22)	(2,363,575)	(640)	(346,000)	-
Other Equity Valuation Adjustments	(1,739,780)	(10,989)	(168,626)	(678)
Actual Return on Plan Assets	1,504,221	125,441	1,145	219,171

				Consolidated
				03/31/2015
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(16,056,522)	(358,008)	(351,785)	(1,125,036)
Fair Value of Plan Assets	14,030,718	616,651	3,885	1,415,776
	(2,025,804)	258,643	(347,900)	290,740
Being:
Superavit	324,976	258,643	504	290,740
Deficit	(2,350,781)	-	(348,404)	-
Value Unrecognized as Asset	324,976	258,643	504	290,182
Net Actuarial Asset on December 31, 2014 (Note 12)	-	-	-	557
Net Actuarial Liability on December 31, 2014 (Note 22)	(2,350,781)	-	(348,404)	-
Payments Made	52,584	-	11,333	124
Revenues (Expenses) Recorded (Note 32)	(65,379)	(646)	(8,929)	(116)
Net Actuarial Asset on March 31, 2015 (Note 12)	-	-	-	565
Net Actuarial Liability on March 31, 2015 (Note 22)	(2,363,576)	(646)	(346,000)	-
Other Equity Valuation Adjustments	(1,739,780)	(10,989)	(168,626)	(678)
Actual Return on Plan Assets	1,548,667	125,455	1,145	219,171

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank
				12/31/2014
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	(479,188)	(29,737)	(22,326)	(44,825)
Changes in Financial Assumptions	(427,500)	(8,656)	(6,151)	(27,606)
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(906,688)	(38,393)	(28,477)	(72,431)
Return on Investment, Return Unlike Implied Discount Rate	88,630	67,506	822	78,755
Gain (Loss) Actuarial - Asset	88,630	67,506	822	78,755

				Consolidated
				12/31/2014
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	(483,869)	(29,596)	(22,326)	(44,825)
Changes in Financial Assumptions	(432,968)	(8,677)	(6,151)	(27,606)
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(916,837)	(38,273)	(28,477)	(72,431)
Return on Investment, Return Unlike Implied Discount Rate	94,649	67,438	822	78,755
Gain (Loss) Actuarial - Asset	94,649	67,438	822	78,755

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander in December 31, 2014:

Plans				Duration (in Years)
Banesprev Plan I				11.45
Banesprev Plan II				11.27
Banesprev Plan III				8.60
Banesprev Plan IV				17.34
Banesprev Plan V				8.92
Banesprev Pré-75				9.64
Sanprev I				6.68
Sanprev II				16.75
Sanprev III				9.30
Bandeprev Básico				9.48
Bandeprev Especial I				6.94
Bandeprev Especial II				6.80
SantanderPrevi				7.15
Meridional				6.65

a.1) Defined Contribution Plan

Among the plans administered by the Closed Pension Fund Entities linked to Santander, the Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsorss in March, 31 2015 was R$17,189 (2014 - R$16,283) in the Bank and R$17,717 (2014 - R$16,773) in the Consolidated.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: for the health care plan Retirement SantanderPrevi has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until December, 2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): it granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.

Eligible only to plans basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired until November 27, 1998. For who retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. In this case, no inclusion, being 100% funded by the Bank.

Life Insurance for Banco Real Retirees (Life Insurance): for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

Free Clinic: health care plan (free clinic) is offered for life to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard ward where the cost is 100% of the Foundation Sudameris.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		Bank		Consolidated
		03/31/2015		03/31/2015
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,339,422)	(530,146)	(5,547,375)	(530,146)
Fair Value of Plan Assets	4,723,031	-	4,906,978	-
	(616,391)	(530,146)	(640,397)	(530,146)
Being:
Deficit	(616,391)	(530,146)	(640,397)	(530,146)
Value Unrecognized as Asset	-	-	-	-
Net Actuarial Asset on December 31, 2014 (Note 12)	-	-	-	-
Net Actuarial Liability on December 31, 2014 (Note 22)	(616,391)	(530,146)	(640,397)	(530,146)
Payments Made	11,679	8,745	11,949	8,745
Revenues (Expenses) Recorded	(18,717)	(14,298)	(19,504)	(14,298)
Net Actuarial Asset on March 31, 2015 (Note 12)	-	-	-	-
Net Actuarial Liability on March 31, 2015 (Note 22)	(623,429)	(535,699)	(647,952)	(535,699)
Other Equity Valuation Adjustments	(624,466)	(125,256)	(645,292)	(125,256)
Actual Return on Plan Assets	661,871	-	684,214	-

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

		Bank		Consolidated
		12/31/2014		12/31/2014
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(86,284)	3,644	(84,112)	3,644
Changes in Financial Assumptions	(174,696)	(17,990)	(181,397)	(17,990)
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(260,980)	(14,346)	(265,509)	(14,346)
Return on Investment, Return Unlike Implied Discount Rate	184,478	-	187,841	-
Gain (Loss) Actuarial - Asset	184,478	-	187,841	-

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander in December 31, 2014:

Plans				Duration (in Years)
Cabesp				13.97
Law 9,656 /1998				28.69
Bandepe				14.51
Free Clinic				11.72
Lifelong Directors				9.81
Circular (1)				13.66 and 10.88
Life Insurance				8.78
(1) The duration 13.66 refers to the plan of Former Employees of Banco ABN Amro and 10.88 to the plane of Former Employees of Banco Real.

c) Management of Plan Assets

The main categories of assets as a percentage of total assets of the plan in December 31, 2014 are as follows:

				Bank/Consolidated
Equity Instruments				3.0%
Debt Instruments				93.9%
Real Estate				0.3%
Others				2.7%

d) Actuarial Assumptions Adopted in Calculations

		Bank/Consolidated
		12/31/2014
	Pension	Health
Nominal Discount Rate for Actuarial Obligation	10.9%	11.0%
Rate Calculation of Interest Under Assets to the Next Year	10.9%	11.0%
Estimated Long-term Inflation Rate	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%
Boards of Mortality	AT2000	AT2000

e) Sensitivity Analysis

The assumptions about the rates related to the cost of medical care have a significant effect on the amounts recognized in income. The change of one percentage point in the rate of health care cost would have the following effects in December 31, 2014:

		Sensibility
	(+) 1.0%	(-) 1.0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities	90,431	(31,406)
Effect on the Present Value of Obligations	797,418	(673,468)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On October 25, 2011, Banco Santander held the Extraordinary Shareholders’ Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares (Units) to certain directors and Management-level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates - Units (SOP2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

The characteristic of each plan are:

SOP Plan: it is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each Unit.

Long-Term Incentive Plan - SOP 2014: it is a 3 year Stock Option Plan. The period for exercising comprises from June 30, 2014 until June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: Total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Plan Long Term Incentive - SOP 2013: it is a stock option plan with 3 years of duration. The period for exercising comprises from June 30, 2016 until June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares, with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 1 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants (Variable Compensation), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan - PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery "Units".

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

		PSP 2013 SOP 2013	Plano SOP, PI12 - PSP, PI13 - PSP, PI14 - PSP(1)	SOP 2014 (2)
TSR Position			% of Shares Exercisable
1°		100%	50%	100%
2°		75%	35%	75%
3°		50%	25%	50%
4°		-	-	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of Net Income vs. Budgeted Profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises:

	PSP - 2013	Pl14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

		SOP 2013	SOP 2014	Plans SOP
Method of Assessment		Black&Scholes	Black&Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		3 Years	3 Years	3 Years
Average Exercise Time		5 Years	5 Years	3.72 Years
Risk-Free Rate		11.80%	10.50%	11.18%
Probability of Occurrence		60.27%	71.26%	43.11%
Fair Value for Shares		R$5.96	R$6.45	R$7.19

The average value of shares SANB11 (Shares of the Bank in BM&FBovespa) on March 31, 2015 is R$15.95 (12/31/2014 - R$15.06).

In the first quarter of 2015, daily pro-rata expenses amounting of the R$3,121 (2014 - credits of R$2,546) Bank and R$3,174 (2014 - credits of R$2,485) Consolidated, relating to the plan of Purchase Option Certificate of Deposit Shares - Units (SOP) and expenses of R$1,835 (2014 - R$1,562) Bank and R$1,915 (2014 - R$1,635) Consolidated, relating to plan for the Long-Term Incentive - Investment Certificate of Deposit Shares - Units (PSP). Also recorded in the period a gain with the oscillation of the shares's market value of the PSP Plan in the amount of R$1,076 (2014 - R$1,734) Bank and R$1,101 (2014 - R$1,808) in the Consolidated like personnel expenses. Expenses related to the SOP plans and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

					Date of	Date of Expiry
	Number of		Concession	Employees	Commencement	of Exercise
	Units	Exercise Price	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2013	35,654,230
Cancelled Options (PI14 - PSP)	(1,536,735)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(13,300,678)	14.31	2011	Executives	10/26/2011	06/30/2016
Cancelled Options (SOP 2013)	(804,121)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (PSP 2013)	(163,544)		2013	Executives	08/13/2013	06/30/2016
Granted Options (PSP 2013)	295,957		2013	Executives	08/13/2013	06/30/2016
Cancelled Options (SOP)	(4,903,768)	23.50	2010	Executives	02/03/2010	06/30/2014
Exercised Options (PI14 - PSP)	(180,574)		2012	Executives	05/29/2012	06/30/2014
Exercised Options (SOP Delivery 2014)	(1,230,303)		2011	Executives	10/26/2011	06/30/2016
Balance Plans on 31/dec/2014	13,830,464
Cancelled Options (SOP 2013)	(53,299)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (PSP 2013)	(17,525)		2013	Executives	08/13/2013	06/30/2016
Exercised Options (SOP Delivery 2014)	(3,750)		2011	Executives	10/26/2011	06/30/2016
Balance Plans on 31/mar/2015	13,755,890
SOP 2014	1,024,675	14.31	2011	Executives	10/26/2011	06/30/2016
SOP 2013	10,185,324	14.43	2013	Executives	2/5/2013	06/30/2018
PSP 2013	2,545,891		2013	Executives	08/13/2013	06/30/2016
Total	13,755,890

f.2) Global Program

Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries. The first two cycles began in July 2007, with the first cycle lasting two years (PI09) and the other cycles with an average duration of 3 years (PI10/PI11/PI12/PI13 and PI14).Therefore from 2009 there the beginning of a new cycle and the closure of a previous cycle. The goal is to establish an appropriate sequence between the end of the incentive program, linked to the previous plan I-06, and successive cycles of this plan.

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of shares relate just one performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	Pl10	Pl11	Pl12	Pl13	Pl14
Expected Volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

				Date of	Date of Expiry
	Number	Concession	Employees	Commencement	of Exercise
	of Units	Year	Group	Exercise Period	Period
Balance Plans on dec/31/2013	379,685
Cancelled Options (PI14)	(379,685)	2011	Executives	07/01/2011	07/31/2014
Balance Plans on dec/31/2014	-

In the first quarter of 2015, pro-rata expenses were registered in the amount of R$3,281 (2014 - R$393) Bank and R$3,334 (2014 - R$405) Consolidated, related to the costs of the cycles mentioned, for the totaling of the Global Program.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in variable remuneration shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as shown below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based variable remuneration is with in the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was the subject to resolution of the ordinary general meeting February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the Extraordinary General Meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in Extraordinary General Meeting of June 3, 2013.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. In the first quarter of 2015, we recorded expenses in the amount of R$160 (2014 - R$1,572) Bank and R$803 (2014 - R$742) Consolidated, regarding the provision of the plan and was recorded gain with the oscillation of the share market value of the plan in the amount of R$976 (2014 - R$11,853) Bank and R$1,542 (2014 - R$12,000) Consolidated as personal expenses.

b) Collective Unsupervised - Statutory Directors - not part of the Statutory Director's Collective Supervised ", the amount deferred will be paid 100% in cash, linked to the future performance of Units "SANB11". In the first quarter of 2015, there were recorded expenses of R$731 (2014 - credits of R$279) Bank and R$886 (2014 -credits of R$264) Consolidated.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% in cash, indexed 110% to 120% of CDI. In the firts quarter of 2015, there were expenses of R$2,692 (2014 - credits of R$183) Bank and R$2,720 (2014 - credits of R$190) Consolidated.

36. Risk Management Structure

Banco Santander in Brazil follows the model of the Banco Santander Spain, which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international good practices, aiming to protect the capital and ensuring the profitability of business. The Bank is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the risk of loss resulting from failures or inadequacies in internal processes, people and systems or those come from external events. Banco Santander's Operational Risk Control and Management aim: internal controls environment efficiency, the prevention, mitigation and reduction of the losses and events from operational risk and also the maintenance of the business continuity.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk,policies,implementation of process, including monitoring, training, and appropriate communication of rules and laws to be applied to each businesses area of the Banco Santander.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception.

Risk management at Banco Santander is based on the following principles:

- Independence of the risk function in relation to business. The responsible for the Bank's Risk Division reports directly to the Executive Committee and the Council;

- Involvement of Senior Management in decision-making;

- Consensus for decision making on credit operations between the areas of Risk and Business.

- Collegiate decision-making, including the branch network, with the aim of encouraging diversity of opinion and avoid assigning individual decisions;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management; and

- Definition of policies and procedures, which constitute the basic Corporate Risk Policy, which governs the activities and processes of risk.

Maintaining a risk profile is medium-low, and low volatility through:

- This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors, products or geographic regions;

- Maintenance reducing the complexity level of market operations; and

- Careful monitoring of risks to prevent possible deterioration of the portfolios.

Corporate Governance of the Risk Function

The structure of the Risk Committees of Banco Santander is defined according corporate standards, and the weekly meetings, has the following responsibilities:

- Ensure that local policies are implemented and followed in accordance with corporate standards;

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

- Ensure that the activities of Banco Santander are being performed according to the tier of risk tolerance previously approved by the Banco Santander Spain;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and

- To resolve transactions that are not within the delegated scope to the other tiers of the administration and to determine the limits of pre-classification global limits of risk in favor of economic groups or in relation to the exposure by risk type.

The Executive Risk Committee has delegated part of its assignments to the Risk Committees, which are structured by business category, type and sector risk. The risk function of the Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas, and reports directly to the Chairman of the Banco Santander being fundamental to have an independent vision and control risk.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems; and

- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Besides, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

The specialization of the risk function is based on the type of client and the process of risk management, making a distinction between two segments: individualized customers and standardized (standardized management).

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer; and

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

Collection of documentation and information necessary to complete the analysis of the risk involved in credit operations, the identification of the borrower, counterparty, the risk involved in the operations, the classification of the degree of risk in different categories, the granting of credit, periodic assessments risk tiers; It`s procedures are applied by the Bank to determine the volumes of guarantees and provisions necessary for the credit operations are conducted in accordance with current regulations and safety due. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the needs of risk management and the current market scenarios.

The credit risk profile undertaken by Banco is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sector and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure, meeting the requirements of the Central Bank and to maximize value creation to the stockholders.

From an economic view, in accordance to Internal Capital Adequacy Assessment Process (Basel III), the Bank uses a measurement model of economic capital in order to get a more precise risk management and allocation of capital to various units of Santander Conglomerate, wich allows a performance assessment, considering the solvency levels agreed by Banco Santander Spain.

In order to properly manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Forecasts of economic and regulatory capital are made based on financial forecasts (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios. These forecasts are used by the Bank as a reference to the contingency plan (securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments, etc.) required to achieve its capital targets.

a) Rating Models

The Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience, except for certain portfolios classified as low default portfolios. The ratings are used in the approval process and monitoring of risk.

The Global rating tools are applied to those segments of sovereign risk, financial institutions and global wholesale customers (GBM), with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on balance sheet ratios or macroeconomic variables, supplemented by the judgment of the analyst.

In the case of private companies and institutions portfolio, was defined a methodology to develop a single rating for each country, based on the same modules as the previous ratings: quantitative or automatic (in this case analyzing the credit behavior of a sample of clients in relation their financial statements), or qualitative review by an analyst and final adjustments.

The ratings assigned to customers are reviewed periodically, incorporating the new financial information and experience developed in the banking relationship. The frequency of revisions is high in the case of customers who reach certain tiers in automatic warning systems and customers classified as special monitoring. Their own rating tools are reviewed for qualifications awarded by them are progressively cleared.

For customers with standardized management of both companies as natural persons, there are scoring tools that automatically assign a score to the proposed transactions.

These systems are complemented loan approval with performance rating models, which allow for greater predictability of risk assumed and are used for preventive activities and trading.

b) Losses and Credit Cost

The Bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk and exceptions to open or renegotiate certain operations, and can also increase the level of assurance when needed.

In order to complement the use of the admission and rating models, the Banco Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander Conglomerate policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Banco Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

- Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

- Sale: this is the decision-making phase for pre-classified and specific transactions; and

- Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This process identifies the bank´s interest, evaluating business proposals and risk position. In the global risk limit plan, a previously agreed document is defined to integrate the management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In individualized risks, the most basic tier is the customer for which are set individual limits (pre-classification).

For large economic groups is used a pre-classification model based on a system of measurement and monitoring of economic capital. For the corporate segment, we use a pre-classification model simplified to customers that meet certain requirements (knowledge, rating, etc.).

In the case of risks with customers with similar characteristics, risk limits are designed by credit management programs (PGC), a document agreed upon by the business areas and risks and approved by the Risk Committee or its Committees Delegates, which contains the expected results of the business in terms of risk and return, beyond the limits that are subject to the respective activity and risk management.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is done at least annually and may be revised more frequently if the risk profile of the client request (due warning systemas visits centralized or manager or credit analyst) or if there are specific operation outside the previous classification.

Transaction Decision-Making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by a teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

For this, we designed a system called "Special Surveillance Firms" (FEVE, initials in Spanish) that distinguishes four categories based on the level of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). Inclusion of a company in FEVE System does not mean that a default has occurred, but it is advisable to adopt a specific policy with it, allocating a responsible and setting the deadline for implementation of the policy. Customers classified in FEVE are reviewed at least every six months or every quarter in the case of customers most severe categories. The classification of a company in FEVE derives from the actual monitoring, the review conducted by the internal audit manager responsible for the decision of the company or the triggering of the automatic warning system.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Executive Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2,682/1999, 2,697/2000 and Bacen 2,899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The capital management of Banco Santander is performed for both regulatory capital and for economic capital. The management of regulatory capital is based on the analysis of "ratios" of capital, using criteria defined by the Central Bank. Banco Santander presents an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instrument. The evaluation model of economic capital is to ensure the availability of capital to support all risks of their economic activity in the various business units, in different scenarios, with the solvency levels agreed by the Banco Santander.

g) Credit Recovery

The Executive Board Recovery works in the collection and recovery of loans in the Bank's Wholesale and Retail segments and reports directly to the Presidency. Strategies and channels of operation are defined according to the days in arrears and the arrears, resulting in a map of Liability. In the first days of defaut adopt a more intensified recovery model, with specific strategies, with closer internal monitoring. Call centers, including the protection agencies credit, collection of letters by the banking agency and are used during this stage, in order to recover customers. In larger delay and expressive values tracks, also in the Wholesale segment, come into specialized internal teams in restructuring and recovery of loans with direct management of default customers share. Lower values or even more severe delays have made the recovery efforts through outsourced administrative or judicial, according to internal criteria, which are paid according to the successful recovery of overdue amounts.

Statistical tools are used, as the behavior score, to study the behavior of clients and strategize more assertive recovery. These models seek to measure the probability of becoming defaulted customersadjusting collection efforts, aimed at business recovery and cost reduction, for the recovery of business and reduce costs and achieve the goals. Customers with greater probability of payment are classified as low risk customers and with low probability of payment are classified as high risk with its collection more intensified.

The channels of operation are defined as responsibility Map, using the time value of default versus risk value - besides other characteristics used to compose the creation of strategies.

Often are executed credit portfolio sales of bad debts run. These credit portfolio sales happen periodically through an auction process in order to best market opportunities.

h) Environmental Risk

Environmental risk policy has been practiced for the Wholesale Bank that, in addition to lending, provides analysis of environmental issues in accepting clients. The environmental risk area analyzes the environmental management of the checking account items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of imposition of penalties.

A specialized team training in Biology, Chemical Engineering and Engineering Health and Safety monitors the environmental practices of customers, while our financial analysts assess the damage that unfavorable environmental conditions may cause the financial condition and the guarantees offered by the client, among other effects. Our experience shows that the company cares for the well-being of its employees and the environment in which it operates normally have a more efficient and therefore more likely to honor their commitments and generate good business.

i) Other Information

(i) The management of regulatory capital is based on the analysis of the adequacy of capital through the basel index using the criteria defined by the Central Bank. The goal is to achieve efficient capital structure considering capital costs, regulatory requirements, goals of rating and return to investors.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

37. Corporate Restructuring

We implemented several social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”)

On October 31, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014), Aymoré CFI subscribed and paid share capital of Super in R$31,128, through the issue of 20 million new common shares. Santander Conglomerate controls such company.

b) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

On July 31, 2014, the acquisition of Getnet, announced on April 4, 2014, was concluded.

In the EGM´s of August 31, 2014, the shareholders of the companies approved the merger of the Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. under the terms of the Merger Protocol of Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Protocol) dated as of August 29, 2014.

According to the Protocol, Getnet Adquirencia e Serviços para Meios de Pagamento S.A. received the book value of all assets, rights and obligations of Getnet totaling R$42,895, which was extinguished and succeeded by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in all their rights and obligations (merger). Considering that all the shares issued by Getnet were held by Getnet Adquirencia e Serviços para Meios de Pagamento S.A., no increase of the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A. following the approval of the merger was made, and the net assets of Getnet was registered in Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in return of the investment account.

The implementation of the merger represents an important step in the simplification, integration and consolidation of capture and processing activities of Santander Group acquiring business in Brazil. The new structure will provide a higher flexibility to manage business with a new and more complete commercial approach and an increase on operational leverage with gains of scale.

The Merger was made based on the Balance sheet of July 31, 2014, especially prepared for purposes of the merger and any variations occurred between August 1, 2014 to August 31, 2014 were appropriated by Getnet Adquirencia e Serviços para Meios de Pagamento S.A.

Summarized Balance Sheet at July 31, 2014

Current Assets and Long-Term Assets	272,491	Current Liabilities and Long-Term Liabilities	396,205
Cash	21,720	Derivative Financial Instruments	4,574
Other Receivables	247,388	Borrowings	169,702
Other Assets	3,383	Other Payables	221,929
Permanent Assets	166,609	Stockholders' Equity	42,895
Investments	6,129
Fixed Assets	99,674
Intangibles	60,806
Total	439,100	Total	439,100

c) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the Central Bank, the transaction was concluded and Santander Brasil, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, holding 60% of the share capital of the entity. Banco Bonsucesso owns the remaining portion of its share capital (40%).

Banco Bonsucesso Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. Banco Santander will continue to originate payroll loan transactions independently through its own channels.

d) Investment in iZettle do Brasil Meios de Pagamento S.A. (iZettle Brasil)

On July 18, 2014, Banco Santander acquired 50% of the total corporate capital of iZettle Brasil, through a capital contribution to the company in the amount of R$17,240.

On July 31, 2014, Banco Santander contributed the entirety of its stake in iZettle Brasil to the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Note 15).

The iZettle Brasil operates in the payment market, with the development and distribution of products and payment solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle in Sweden in order to create a joint and coordinated effort in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

e) New Shareholders' Agreement of TecBan

In July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan. Thus increasing efficiency and providing more capillarity of services to the customer base. It is also expect a reduction in the costs and expenses related to the maintenance of ATMs.

f) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (Current Corporate Name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (Current Corporate Name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.), a subsidiary of Banco Santander.

The sale operations was not concluded until March 31, 2015 and is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

g) Other Corporate Movements

We also performed the following corporate actions:

• On March 23, 2015, Santander Participações sold its entire stake in Santos Energy to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127,012 (Note 13).

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 120,000 (Note 13).

• On December 10, 2014 the acquisition by Webmotors S.A., of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME was concluded.

38. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in off balance accounts, amounted to R$41,719,230 (12/31/2014 - R$41,440,215) Bank and R$41,719,230 (12/31/2014 - R$40,563,669) Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$4,778,961 (12/31/2014 - R$4,591,810), and the total amount of investment funds and assets managed is R$153,093,784 (12/31/2014 - R$159,834,538) recorded as off balance accounts.

c) Bank and Consolidated, the insurance contracted by Banco Santander in effect on march 31, 2015, the global bank, fires, vehicles and other, have coverage amount of R$1,355,528 (12/31/2014 - R$1,355,528) and global bank, was hired insurance with coverage amount of R$204,320 (12/31/2014 - R$204,320), may be used alone or together, provided they do not exceed the contracted amount.

d) Restricted operations were as follows:

Bank/Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2015	03/31/2015	12/31/2014	03/31/2014
Restricted Operations on Assets
Lending Operations	10,979	306	10,673	-
Liabilities Restricted Operations on Assets
Deposits	(10,979)	(306)	(10,673)	-
Net Income		-		-

There are no default operations, court challenges on active operations or linked to the funds raised for applying these operations.

e) Obligation Offset and Settlement Agreements - CMN Resolution 3,263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of March 31, 2015 is R$2,639,495, of which R$666,492 up to 1 year, R$1,593,554 from 1 year to up to 5 years and R$379,449 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$1,078 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in the firts quarter of 2015, were valued at R$169,856 (2014 - R$178,439).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

In the context of the transaction, Banco Santander has granted to members of the Getnet S.A. a put option whose purpose all shares of Getnet S.A. held by them, equivalent to 11.5% of the total capital of the company. Considering the conditions for the exercise of the put option, was not registered any corresponding obligation (Note 15 and 37.b).

For the operation, Banco Santander awarded to members of the Bonsucesso a put option having as object all shares of Bonsucesso held by them, representing 40.0% of the total capital of this company. Considering the conditions for the exercise of the put option, no corresponding obligation was not recorded (Note 15 and 37.c).

Minimum Requirements in the Process of Pricing Financial Instruments

The Resolution 4.277 issued on October 31, 2013 provides for minimum requirements to be observed in the pricing process of financial instruments measured at fair value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution include:

a) Securities classified as "trading" and "available for sale", according to the Central Bank Letter 3.068; of November 8, 2001;

b) Derivatives Financial Instruments, according to the Central Bank Letter 3.082; of January 30, 2002; and

c) Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in Resolution 3.464 of June 26, 2007.

This Resolution takes effect on June 30, 2015 and Banco Santander is analyzing the impacts of its adoption.

****

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
Executive’s Report of Financial Statements

For purposes of compliance with article 25, § 1, VI, Exchange Commission (CVM) Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander or Company) state that discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended March 31, 2015, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Performance Review, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Central Bank of Brazil, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executives on March 31, 2015:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Alberto López Galán
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Oscar Rodriguez Herrero

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
Executive’s Report of Independent Auditors' Report

For purposes of compliance with article 25, § 1, VI, Exchange Commission (CVM) Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander or Company) state that discussed, reviewed and agreed with the views expressed in the Banco Santander's Independent Auditors' Report for the period ended March 31, 2015, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Performance Review, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Central Bank of Brazil, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executives on March 31, 2015:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Alberto López Galán
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Oscar Rodriguez Herrero

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer